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05012364

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Japan Railway Co.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

NOV 0 8 2005

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34904 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/8/05

For the Year Ended March 31, 2005



Profile

Central Japan Railway Company (JR Central, also known as JR Tokai) commenced operations in April 1987 upon the privatization and breakup of the Japanese National Railways (JNR). The core of JR Central's operations is the Tokaido Shinkansen, the main transportation artery linking Japan's principal metropolitan areas of Tokyo, Nagoya, and Osaka.
The Company also operates a network of conventional railway centered on the Nagoya and Shizuoka areas. JR Central and its consolidated subsidiaries are strengthening affiliated businesses by making full use of the Company's stations and trains.

Management Philosophy

Contribute to community development by adhering to sound management principles
Provide modern, friendly, and reliable services
Establish a cheerful, fresh, and active corporate culture

Contents

Operating Area 1
Consolidated Financial Highlights 2
Non-Consolidated Financial Highlights 3
A Message from the Management 4
Review of Operations 6
Questions and Answers 20
Board of Directors, Corporate Auditors and Corporate Officers/Organization Chart 26
Consolidated Subsidiaries 28
Financial Section 29
Appendices 58
Corporate Data 65

Forward-Looking Statements

In this annual report, forward-looking statements, such as those regarding business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

Notes: 1. Fiscal 2005, the year under review, refers to the one-year period ended March 31, 2005 (FY 2005.3).
2. Forecast figures of FY 2006.3 are as of the end of June 2005.
3. In this report, figures of financial information are truncated, while statistical data and all percentages are rounded.

Operating Area

Japan: Area: 380,000 sq km
Population: 127 million
Source: *Residential Register* (Data as of 2004.3)

	JR Central	Other JR
Shinkansen	═══	═══
Conventional Railway	━━━	───

0 — 500 km



Hokkaido
Railway Company
HACHINOHE
East Japan
Railway Company
West Japan
Railway Company
Kyushu
Railway Company
NAGOYA
TOKYO
SHIZUOKA
TAKAMATSU
KAGOSHIMACHUO
Shikoku
Railway Company
Central Japan
Railway Company
Shinjuku
Shibuya
Tokyo
Shinagawa
Shin-Yokohama



Consolidated Operating
Revenues Composition
Other Services
4.5%
Real Estate
2.6%
Merchandise
and Other
12.2%
Transportation
80.7%
Non-Consolidated Operating
Revenues Composition
Affiliated Businesses
0.7%
Miscellaneous
4.8%
Conventional Lines
9.1%
Tokaido Shinkansen
85.4%

Fiscal 2005 data

Consolidated Financial Highlights

Central Japan Railway Company and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note)
	2005	2004	2003	2005
For the Year:				
Operating Revenues	¥1,409,497	¥1,384,055	¥1,363,034	$13,172,869
Operating Costs and Expenses	1,061,670	1,039,610	1,021,617	9,922,159
Operating Income	347,826	344,445	341,416	3,250,710
Income before Income Taxes and Minority Interests	159,415	125,303	107,963	1,489,859
Net Income	96,087	72,278	49,085	898,009
Depreciation and Amortization	250,807	225,439	221,078	2,343,990
Capital Expenditures	142,722	167,337	178,503	1,333,850
Per Share of Common Stock (in Yen and U.S. Dollars):				
Net Income	¥42,806.63	¥32,172.54	¥21,801.76	$400.06
Cash Dividends Applicable to the Year	5,500.00	5,000.00	5,000.00	51.40
At Year-End:				
Total Assets	¥5,309,491	¥5,473,512	¥5,578,594	$49,621,411
Total Shareholders' Equity	850,456	765,970	694,156	7,948,186
Equity Ratio	16.0 %	14.0 %	12.4 %	
Net Income/Total Assets	1.8	1.3	0.9	
Return on Equity	11.9	9.9	7.2	

Note: Fiscal 2005 yen figures have been converted into U.S. dollars at the rate of ¥107=US$1, the approximate rate of exchange at March 31, 2005.

■Operating Revenues

(Billions of Yen)


1,500
1,200
900
600
300
0
FY '03
'04
'05

■Net Income

(Billions of Yen)


100
80
60
40
20
0
FY '03
'04
'05

■Depreciation and Amortization, and Capital Expenditures

(Billions of Yen)


250
200
150
100
50
0
FY '03
'04
'05
Depreciation and Amortization
Capital Expenditures

■Total Long-Term Debt and Long-Term Payables

(Billions of Yen)


5,000
4,000
3,000
2,000
1,000
0
'03.3
'04.3
'05.3

Non-Consolidated Financial Highlights

Central Japan Railway Company

■**Operating Revenues**
(Billions of Yen)


1,500
1,200
900
600
300
0
FY '03
'04
'05

■**Net Income**
(Billions of Yen)


100
80
60
40
20
0
FY '03
'04
'05

■**Depreciation and Amortization, and Capital Investments**
(Billions of Yen)


250
200
150
100
50
0
208
169
212
155
237
128
FY '03
'04
'05
Depreciation and Amortization
Capital Investments

■**Total Long-Term Debt and Long-Term Payables**
(Billions of Yen)


5,000
4,000
3,000
2,000
1,000
0
'03.3
'04.3
'05.3

Years ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note)
	2005	2004	2003	2005
For the Year:				
Operating Revenues	¥1,149,254	¥1,127,783	¥1,109,344	$10,740,691
Railway	1,140,834	1,118,660	1,100,920	10,662,000
Other	8,420	9,123	8,424	78,691
Operating Costs and Expenses	818,276	800,463	784,618	7,647,439
Railway	813,743	795,111	778,907	7,605,074
Other	4,533	5,352	5,711	42,365
Operating Income	330,978	327,319	324,726	3,093,252
Income before Income Taxes	147,671	114,030	96,618	1,380,102
Net Income	90,622	66,977	43,194	846,934
Depreciation and Amortization	237,891	212,239	208,019	2,223,280
Capital Investments	128,567	155,503	169,849	1,201,560
Per Share of Common Stock (in Yen and U.S. Dollars):				
Net Income	¥40,329.38	¥29,778.01	¥19,152.65	$376.91
Cash Dividends Applicable to the Year	5,500.00	5,000.00	5,000.00	51.40
At Year-End:				
Total Assets	¥5,146,467	¥5,302,278	¥5,376,017	$48,097,822
Total Shareholders' Equity	836,542	757,382	690,866	7,818,149
Equity Ratio	16.3 %	14.3 %	12.9 %	
Net Income/Total Assets	1.7	1.3	0.8	
Return on Equity	11.4	9.2	6.4	

Note: Fiscal 2005 yen figures have been converted into U.S. dollars at the rate of ¥107=US$1, the approximate rate of exchange at March 31, 2005.

Business Activities and Performance

The Japanese economy, although beginning to show some signs of brightening, continued to be under an unclear situation in the fiscal year that ended in March 2005 (FY 2005.3). Given these economic conditions, JR Central prioritized the fundamentals of railway operation: safe and reliable transportation. The company strove to enhance its competitive edge and improve service, while also continuing to improve the operational skills of our personnel and to upgrade various equipment and facilities.

In our Tokaido Shinkansen operation, leveraging the drastically revised timetable in October 2003, we have delivered timely reinforcements of extra trains in peak periods and time bands. Another timetable revision was conducted in March 2005 to add the transportation capacity of *"Nozomi"* trains and cater to passengers visiting the 2005 World Exposition, Aichi, Japan (Expo 2005 Aichi). In non-railway operations, JR Nagoya Takashimaya and other businesses at JR Central Towers have enhanced their sales strength, while retail tenants at railway station buildings have undergone renewal, thereby further increasing JR Central Group's overall profitability by improving our services in areas addressing customer needs.

With Tokaido Shinkansen experiencing year-on-year growth in terms of passenger-kilometers, consolidated operating revenues rose 1.8% from the previous term to reach ¥1,409.4 billion. Consolidated net income grew 32.9% from the previous term to ¥96.0 billion, due to a decrease in interest expenses resulting from the reduction in long-term debt and long-term payables, and the gain on the sale of common stock of Vodafone K.K. Consequently, net income per share achieved ¥42,806. Consolidated total long-term debt and long-term payables were reduced by ¥286.7 billion to the outstanding balance of ¥3,763.6 billion at the end of FY 2005.3.

On a non-consolidated basis, operating revenues rose 1.9% to ¥1,149.2 billion, net income increased 35.3% to ¥90.6 billion, and net income per share was ¥40,329. Non-consolidated total long-term debt and long-term payables at the end of FY 2005.3, were ¥3,665.8 billion, down ¥277.6 billion from a year earlier.

While the interim dividend was at ¥2,500 per share, the company raised the year-end dividend by ¥500 to ¥3,000 per share.



Yoshiyuki Kasai

Chairman

Y. Kasai

Fundamental Management Principles

As a railway operator, JR Central is guided by two fundamental management principles. First, JR Central takes a broad, long-term perspective on our business development. Since railway projects require massive investments and entail technological development programs with considerable lead times, the timeframe for recovering investments is extremely long. Therefore, rather than overemphasizing short-term profitability, JR Central needs to maintain a long-term strategic stance. Accordingly, JR Central has been enhancing the competitiveness of the Tokaido Shinkansen through such transportation capacity improvement projects as the new Shinagawa Shinkansen Station, and the development and introduction of high-speed rolling stock. JR Central is also continuing to develop superconducting Maglev technology, which we expect to employ in the Chuo Shinkansen national project upon its realization.

Tokaido Shinkansen received a drastic timetable revision in October 2003 to accommodate the opening of the new Shinagawa Shinkansen Station and the introduction of 270km/h operation to all Shinkansen trains. The revision substantially enhanced the core elements of the Shinkansen service, such as speed and convenience, ushering in a new era for Tokaido Shinkansen. Following an additional timetable revision in March 2005, the *"Nozomi"* service, which links Tokyo and Shin-Osaka by approximately 150 minutes, now operates up to eight services per hour (in each direction). We will continue to promote the introduction of the next-generation Shinkansen rolling stock Series N700 and new services based on IC technology as part of the



Masayuki Matsumoto
President



"Express Reservation" service, thereby further reinforcing Shinkansen's transportation capacity and competitive edge.
In the mid- and long-term perspectives, efforts of technological development also continue on the Superconducting Maglev, with a view to apply the technology to the Chuo Shinkansen national project. Numerous testing benchmarks have been cleared in test runs on Yamanashi Maglev Test Line. In March 2005, the Maglev Technological Practicality Evaluation Committee of the Ministry of Land, Infrastructure and Transport (MLIT) acknowledged that the foundation technology for Superconducting Maglev was established for practical application. We will continue to strive for further raising the level of core technologies, such as the superconducting magnet, to bring Superconducting Maglev to a higher stage of perfection.
JR Central's second management principle is to provide the highest possible level of quality in our regular railway services. Ensuring safe and reliable operations, in particular, is the basic tenet underlying our efforts to maintain and further improve transportation services. To this end, JR Central has committed itself to investing in infrastructure and in new technologies, as well as ensuring that our entire work force receives appropriate technical training.
To maintain and implement stable corporate management into the future, JR Central must actively develop affiliated business areas to expand its revenue base. Further business expansion is promoted with the focus on projects that make full use of railway stations' locational advantage such as station building development and promotion of stores on station premises, and other projects that are expected to generate synergic effects with the railway business. Projects to be implemented according to this basic policy include the development of JR Central Shin-Yokohama Station Building (tentative) and the realignment/reinforcement of retail tenants on station premises to coincide with the renovation of major stations. All business areas will be revamped to step up JR Central Group's overall capacity.
The implementation of these measures must be achieved with the early reduction of long-term debt and long-term payables and subsequent strengthening of our financial condition. In the framework of JNR reform, JR Central was burdened with long-term debt and long-term payables totaling ¥5.5 trillion, which represented more than five times our railway operations revenues at one point. Reducing the long-term debt and long-term payables at an early stage has been positioned as one of the most important corporate strategies. Maintaining this policy, we are committed to strengthening our fiscal standing and consolidating our business foundation.
Furthermore, finding solutions to global environmental problems promises to become a major corporate priority in the 21st century. In this context, railways will receive growing recognition as a means of transportation with little environmental impact. Fully aware of the implications for its own operations, JR Central will promote the utilization of railway services and contribute to the protection of the environment by further enhancing its attractiveness as a mode of transportation.
JR Central always endeavors to employ sound management policies to proactively implement the strategies outlined above. In so doing, we strive to both fulfill our social responsibilities and maximize shareholder value.

Chairman
Yoshiyuki Kasai

President
Masayuki Matsumoto



Tokaido Shinkansen



▲Shinkansen train (Series 700)

Tokaido Shinkansen Passenger-Kilometers and Japan's GDP


550
500
450
400
350
300
250
200
150
GDP(¥ trillion)
351
441
489
521
569
292
374
389
389
416
(100 million passenger-kilometers)
FY '85.3
'90.3
'95.3
'00.3
'05.3
O GDP
Passenger-kilometers(JNR)
Passenger-kilometers (JR Central)

Sources: GDP: Annual Report on National Accounts

Tokaido Shinkansen Data

○Total daily number of trains	295
○Average daily passenger ridership	374 thousand
○Yearly passenger ridership	137 million
○Maximum operating speed	270km/h
○Average delay from schedule per departure	0.7 minutes*

* Including delays due to uncontrollable causes, such as natural disasters

Tokaido Shinkansen Service *(Nozomi, Hikari, Kodama)*

	Tokyo~Shin-Osaka, time required	Tokyo~Shin-Osaka, reserved seat fare/surcharge *1	Number of non-reserved seat cars
Nozomi	Approx. 2 hr 30 min	¥14,050	3
Hikari	Approx. 3 hr	¥13,750	5
Kodama	Approx. 4 hr	¥13,750	10*2

*1 Non-reserved seats are all ¥13,240 *2 May vary by train

Stops

Nozomi:Shinagawa and Shin-Yokohama stations (or either one of them) and Nagoya, Kyoto

Hikari:Same as Nozomi, plus a few additional stations

Kodama:Every station

Since its inauguration in 1964, 4.2 billion people have used the Tokaido Shinkansen, Japan's transportation artery linking the three largest metropolitan areas, Tokyo, Nagoya, and Osaka. The Tokaido Shinkansen has maintained a flawless record of no passenger fatalities or injuries due to train accidents such as derailment or collision over 40 years of commercial train operations. The average delay from schedule per departure was a mere 0.7 minutes in FY 2005.3. These statistics clearly illustrate the impeccable safety and reliability demonstrated by the Tokaido Shinkansen.

During FY 2005.3, the timetable, drastically revised in October 2003, was utilized to the full extent to enable a timely increase in extra trains in morning/evening rush hours, during Year-End/New Year holidays and other periods with high passenger concentration. In March 2005, the timetable was further revised to operate up to eight *"Nozomi"* services per hour. These measures have boosted passenger use of *"Nozomi"* in FY 2005.3, increasing the passenger-kilometers by 3.0% to 41,556 million and railway operations revenues by 2.5% to ¥981.3 billion compared to the previous fiscal year.

Japan's Principal Transportation Artery

As the principal transportation artery linking Tokyo, Nagoya, and Osaka, Japan's major metropolitan areas, the Tokaido Shinkansen has seen its passenger-kilometers increase concurrent with Japan's GDP growth. The current operation is based on 295 train services per day with flexible additions of extra trains, to transport 374 thousand passengers each day.

October 1, 2003

On October 1, 2003, JR Central celebrated the simultaneous achievements of two long-standing tasks; the upgrading of all rolling stock to the speed performance of 270km/h and the completion of the new Shinagawa Shinkansen Station, leading to the drastic timetable revision of Tokaido Shinkansen.

This revision allowed up to seven *"Nozomi"* services per hour (in each direction), while the opening of the Shinagawa Shinkansen Station provided metropolitan passengers with improved access to Tokaido Shinkansen, thereby significantly improving Shinkansen's transportation service. These developments were also combined with the introduction of non-reserved seats and lower express surcharges for reserved seats on *"Nozomi"* trains. The result was a particularly solid growth in *"Nozomi"* passengers, with the passenger volume of the entire Tokaido Shinkansen service over 12 months following the October 2003 timetable revision edging up 5% from the previous year. In the period from October 2004 to March 2005, the figure furthermore increased 2% from the previous year, in reflection of passengers' strong endorsement to the convenience of the new timetable.

March 2005 Timetable Review

The timetable revision in October 2003 increased Tokaido Shinkansen passengers substantially to cause heavy congestion for some *"Nozomi"* services in morning and evening peak hours. There was also a pressing need to boost transportation capacity to cater to passengers visiting the 2005 World Exposition, Aichi, Japan (Expo 2005 Aichi). Accordingly, we introduced six trainsets of the Series 700 and revised the Shinkansen timetable on March 1, 2005, with the following focuses:

①Allowing up to eight *"Nozomi"* services per hour
②Increasing *"Nozomi"* services mainly in morning/evening peak hours
③Increasing *"Nozomi"* services that stop at Shinagawa
④Extending fourteen (seven round-trips of) *"Nozomi"* services, previously operating between Tokyo and Shin-Osaka, to the Sanyo Shinkansen section to achieve an approximately 20-minute interval for *"Nozomi"* running between Tokyo and Shin-Kobe/Okayama throughout each day.

Next Generation Shinkansen the Series N700

JR Central and JR West are jointly developing the next-generation Shinkansen rolling stock Series N700. With a maximum speed of 270 km/h for the Tokaido section and 300 km/h for the Sanyo section, the Series N700 will increase the speed on curves by adopting a body inclining system for the first time in Japan's Shinkansen history and improve acceleration performance. In addition, we are aiming at improvement of ride quality including comfort and quietness, environmental adaptations, and drastic savings in energy consumption. A prototype trainset has been conducting test runs since April 2005, ahead of the scheduled launch of commercial operations in 2007.

New ATC (Automatic Train Control) System

With the existing Tokaido Shinkansen ATC aboveground equipment due to be renewed shortly, we are developing the new ATC system utilizing micro-electronic technology to enhance reliability.
Unlike the existing "multi-step" brake control system, the new system is "one-step" brake control system that ensures smoother "one-step" braking from full speed to full stop. This improves passenger comfort, facilitates flexible timetable scheduling and raises system reliability. Rolling stock and ground facilities are currently being upgraded in preparation for the system's introduction by the end of FY 2006.3.

Investment in Stations for Further Convenience and Comfort

In order to offer further convenience and comfort at stations, JR Central is improving passenger-related facilities, such as changing station layouts to make ticket offices more accessible, upgrading waiting rooms for passengers, and conducting renewal of retail tenants on station premises. Nagoya, Shin-Osaka and other stations underwent renewal during FY 2005.3. Passenger facilities are scheduled for, or are presently undergoing, upgrades at main terminals including Shin-Yokohama, Shizuoka, Hamamatsu and Kyoto.

Expanding "Express Reservation" Services

JR Central is committed to enhancing the convenience of frequent business passengers, introducing a range of measures including the "Express Reservation" service. The "Express Reservation" service allows passengers to use their mobile phone or PC to make or change reservations for Tokaido Shinkansen, and receive the ticket from an automatic ticket vending machine, rather than having to queue at a ticket office. The service saves

■Daily *"Nozomi"* departures and passenger volume


(Trains / day)
(Thousand passengers / day)
160
120
80
40
0
Departures
Passenger Volume
75
137
149
62
103
146
'03.3
'04.3
'05.3

Notes 1:As of the end of each fiscal year, excluding specially scheduled trains
2:Average over each fiscal year



▲Series N700

■Comparison between Present ATC and New ATC


(km/h)
270
230
170
30
0
New ATC
Present ATC
Preceding train



▲Shinkansen seat reservation via mobile phone(Booking screen)



▲Verification test of the Express Reservation IC service

■"Express Reservation" service



Usage(Daily average on weekdays) (Thousands)
Membership (Thousands)
Membership
Usage
300
200
100
0
30
20
10
0
160
220
300
2
14
20
'03.3
'04.3
'05.3

passengers time associated with ticket purchase, so as to reduce the overall time of Shinkansen travel. Users can also change their reservations as many times as they like, and use a reserved seat on regular cars at a discount price lower than that of a regular non-reserved one. It has become established as the most advantageous means of using Tokaido Shinkansen, with the number of users increasing steadily.

JR Central plans to expand the "Express Reservation" service further. It currently covers Tokaido Shinkansen operations only (Tokyo – Shin-Osaka), but will extend its service coverage in summer 2006 to Sanyo Shinkansen areas (Tokyo – Hakata). In addition, we plan to introduce the "Express Reservation" IC card service in FY 2008.3, whereby IC technology is used to eliminate the need to obtain paper-based tickets in automatic ticket vending machines at stations. The expansion of "Express Reservation" service will continue to consolidate Tokaido Shinkansen's superiority to other forms of transportation.



▲Kyoto campaign, autumn 2004 version (Kiyomizu-dera)



◀ JR Central 50+ (Fifty-Plus) poster

Active Marketing Initiatives

JR Central is developing various marketing policies to provide greater ease of use for the Tokaido Shinkansen.

Enhanced Product Line

JR Central offers a wide range of products, in addition to the "Express Reservation" service, to deliver convenient passenger access to Tokaido Shinkansen. Repeat users can purchase "Shinkansen multi-trip tickets" that can be used for either reserved or non-reserved seats on all the *"Nozomi", "Hikari" and "Kodama"* trains. An increasing range of discount tickets for advanced reservation are also on offer, including "Hayatoku" tickets that must be purchased at least 7 days in advance, designed for non-business passengers traveling for sightseeing or other occasions. The "Express Reservation" members can pick up even a greater discount on *"Hikari"* services by taking advantage of the "Express Hayatoku" tickets, which requires booking at least 3 days in advance. To take maximum advantage of the available transport capacity, the product lineup is being expanded, offering cheaper prices to encourage the use of early morning *"Nozomi"* trains, which have relatively excess capacity at present.

Measures to Stimulate Tourism Demand

JR Central has continued the "Kyoto & Nara Campaign", introducing Japan's top tourism destinations dotted along Tokaido Shinkansen to raise tourism-related railway demands. The number of people visiting Kyoto by railway is increasing year after year.

"JR Central 50+ (Fifty-Plus)" is a membership-based travelers' service that offers attractive and reasonably priced tour packages to customers 50 years of age and older. There are no registration or membership fees. Offering the member-exclusive original tours to not only members themselves, but also their travel companions regardless of age under the same conditions, "JR Central 50+" has received registration applications by larger-than-expected numbers of customers.

During the period of Expo 2005 Aichi (March 25 – September 25, 2005), we also offer travel packages and discounted round-trip tickets in conjunction with travel agencies to cater to many Expo visitors traveling from distant cities.

■"JR Central 50+"



Tour participants (Thousands)
Membership(Thousands)
Membership
Tour participants
300
200
100
0
150
100
50
0
190
240
300
33
54
102
'04.3
'04.9
'05.3

Conventional Railway



▲Series 313

JR Central operates a network of twelve conventional railway lines, which form a common network with the Tokaido Shinkansen. These lines have contributed substantially to the development of communities and the regional economy around Nagoya and Shizuoka.

In FY 2005.3, our concerted efforts to provide transport services that match the characteristics of local communities and areas, successfully consolidated local train use in urban areas. However, with a demand slump for express trains, the annual passenger-kilometers decreased 0.1% from last year to 8,922 million, while railway operations revenues sank 1.4% from last year to ¥104.2 billion. Restoration work is currently underway for the Takayama Line, which is substituted with a bus service in some sections following typhoon damage in 2004. The entire stretch of the line is scheduled to resume service in the autumn of 2007.

■Conventional Railway Ridership (million passengers)


400
300
200
100
0
Total
301
327
393
378
374
Commuter Passes
189
208
253
242
239
Ordinary Tickets
112
119
140
136
135
FY '88.3
'90.3
'95.3
'00.3
'05.3

Development of Conventional Railway

The annual passenger ridership traveling on JR Central's conventional railway network has increased by more than 20% since JR Central was established in 1987. This reflects the success of various measures, which include introducing faster and more modern rolling stock, increasing the frequency of trains, and installing air conditioning on all trains. One measure that has proved especially popular is the introduction of "Wide View" rolling stock on limited express trains. JR Central has synchronized Tokaido Shinkansen and conventional railway limited express train timetables to create an integrated network of Shinkansen and Wide View trains. Commuters have benefited from the increased frequency of local trains during peak-demand morning and evening periods and from the introduction of expanded rapid-train services that reduce travel times. Moreover, train intervals have been adjusted to equally spaced departures, in order to provide timetables that better serve passenger needs.

Aging rolling stocks will be decommissioned and replaced with approximately 200 brandnew ones to further improve our transportation service. The new rolling stocks will be phased in from the autumn of 2006 onwards. Also as a safety measure, a safety device will be installed in the driver's cabin on all conventional railway rolling stock by the end of FY2008.3.

Infrastructure development is in progress to introduce the IC card service to conventional railway in Nagoya area and Shizuoka area, to be used in combination with the "Express Reservation" IC card service for improved passenger convenience. The service is scheduled for launch in FY 2007.3 in Nagoya area and FY 2008.3 in Shizuoka area.

Delivering Appropriate Transportation Services

The Expo Shuttle offered a direct link between Nagoya Station and Bampaku Yakusa Station of the Aichi Loop Line during the period of Expo 2005 Aichi from March 25 to September 25, 2005. The service coincided with the release of the discount Aichi Expo Round-Trip Pass, which proved popular among Expo visitors.

Safety and Reliability

■Safety-Related Investments
(Non-consolidated)


(Billions of Yen)
160
120
80
40
0
159
96
164
74
151
87
128
89
50
39
FY '88.3
'90.3
'95.3
'00.3
'05.3
Total Capital Investments
Safety-Related Investments

JR Central is constantly devising measures that focus on both facilities and services to uphold passenger confidence in the safety and reliability of its railway services. In particular, we are introducing advanced technologies and strengthening our disaster-response systems.

Initiatives for Securing and Enhancing Safety

Maintaining safe and reliable services is JR Central's principal obligation. With this in mind, we continually seek ways to improve our operational systems as well as modernize our rolling stock and facilities. Our initiatives include employee training and practical training envisaging various accidents and disasters. To assure further safety improvements in the future, JR Central is adopting a medium- and long-term perspective in undertaking technology development projects. JR Central has been aggressive in these initiatives for securing and enhancing safety since its inception, thereby investing, on average, approximately 60% of total non-consolidated capital investments in maintaining and improving the safety and reliability of its operations. Of ¥128.5 billion for total non-consolidated capital investments in FY 2005.3, JR Central spent ¥89.3 billion on such safety-related investments.

▼High-Speed Multiple Inspection Train(T4 trainset)



Shinkansen

Tokaido Shinkansen secures safety and punctual operations through the use of ATC (Automatic Train Control) (*1), combined with traffic control systems such as CTC (Centralized Traffic Control) (*2) and COMTRAC (COMputer aided TRAffic Control) (*3). In February 1999, the second General Control Center for Tokaido and Sanyo Shinkansen was established in Osaka so as to provide an effective backup system controlling train operations and boost the risk management capability in emergency.

JR Central continues to assure the safety and reliability of its services by conducting inspections of such structures as tunnels, bridges, and elevated trestles at regular intervals and when otherwise necessary. Moreover, by developing more suitable, efficient and effective ways of conducting such inspections, we have been introducing various types of inspection equipment and systems. In particular, the new Series 700-based "Doctor Yellow" multiple inspection train, introduced in September 2001, is capable of testing Shinkansen's tracks and electrical facilities while running at the speed of 270km/h.

Furthermore, among JR Central's measures to protect against natural disasters, JR Central has introduced the "Earthquake Rapid Alarm System" in 1992 and taken other measures as prescribed by legislation passed after the Great Hanshin Earthquake to reinforce the anti-seismic qualities of its structures, thereby maximizing safety in the event of an earthquake. Anti-quake measures have been stepped up to ensure even greater safety. New measures include the "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)", completed in August 2005, reducing the amount of time required from earthquake detection to alarm issuance from 3 to 2 seconds. While accelerating as much as possible the plan to implement quake-resistant reinforcement of elevated track columns along the Tokaido Shinkansen, we are also reinforcing rail embankments and adding additional reinforcement to elevated track columns in track sections especially prone to strong seismic motion, thereby further strengthening our anti-seismic measures.

JR Central is also devising measures to minimize the impact of other natural disasters on its railway operations. For example, JR Central regularly conducts practice drills to prepare employees to appropriately respond to circumstances that may cause trains to deviate from normal operations. In such circumstances, we follow an established procedure, immediately making relevant contacts and gathering the necessary information that allows normal operations to be restored as quickly as possible. In extreme situations when wind speeds or rainfall exceeds certain levels and safe transportation cannot be guaranteed, operations are restricted.

During more than 40 years of commercial train operations, the Tokaido Shinkansen has maintained a flawless record of no passenger fatalities and injuries due to train accidents such as derailment or collision. In FY 2005.3, Tokaido Shinkansen achieved the average operation delay of 0.7 minutes per train despite a series of typhoons and other natural disasters, demonstrating the world's highest level of safety and punctuality.

*1 ATC (Automatic Train Control) is a system that monitors the distance between trains as well as the status of overall railway traffic, and indicates the appropriate speed to each train's driver. If this speed is exceeded, the braking system is automatically activated by ATC.

*2 CTC (Centralized Traffic Control) is a system designed to improve the efficiency of train operations by remotely controlling railway signals over a wide area and monitoring real-time data on the operating status of trains.

*3 COMTRAC (Computer-Aided Traffic Control) is a Shinkansen control system that allows around-the-clock status monitoring of all trains in operation from the Tokaido-Sanyo Shinkansen General Control Center. Functions performed by the system include compiling train route diagrams and managing the train crew and rolling stock utilization.



▲Tokaido-Sanyo Shinkansen General Control Center



▲TERRA-S: Detection device



▲Inspection and maintenance work



▲Hamamatsu workshop

Conventional Railway

The operation of trains on conventional railway is controlled from four control centers located in various places. All information is monitored around the clock, including the location of trains in operation and station signals.

Facilities for conventional railway have been improved since the launch of JR Central, including streamlining/upgrading railway crossing facilities, introducing new rolling stock and adopting CTC (Centralized Traffic Control). The functions of the ATS (Automatic Train Stop) system have been expanded, with the ATS-ST type (which automatically and unconditionally applies the emergency brake to a stop signal) having been installed to all conventional railway lines. In most lines, the system is added with a speed scanning function for dramatically enhancing safety. As a result, railway operation accidents on conventional railway have declined by 60% in FY 2005.3 compared to in the early days following JNR privatization.

In addition, JR Central has enhanced its preparedness for earthquakes and falling debris through the introduction of a new earthquake data transmission system and falling rock detectors. As for the maintenance and management of railway tracks and electrical facilities, the use of the "Doctor Tokai" multiple inspection train, introduced in 1999, has enabled the efficient and early monitoring of facility conditions.

JR Central is currently working toward further enhancing safety measures on conventional railway. In June 2005, we decided to additionally install ATS-ST with the speed scanning function at a total of 51 curves, consisting of nine locations required under the MLIT standard as part of the ministry's emergency development program, and 42 other locations voluntarily chosen by JR Central. Approximately 200 new rolling stock will also be introduced to replace aging cars. They are set to be phased in from the autumn of 2006 onwards to take up commercial operations. In another step to improve safety, the driver's cabin of all conventional railway trains will become equipped with an operation data recorder, emergency train stop device, and emergency protector by the end of FY 2008.3. The use of training simulators is also expanded for improved driver educaiton and training.

Train Accidents


80
60
40
20
0
60
50
66
40
35
17
34
21
24
6
'88.3
'90.3
'95.3
'00.3
'05.3
Number of overall train accidents
Number of railway crossing accidents

Technological Development


Vehicle Dynamic Simulator
▲Vehicle dynamic simulator


▲Power storage system


▲Electric double-layer capacitor


Uncoated
TNS Coated
▲Uncoated glass (left). Glass coated by a special coating agent which incorporates photocatalyst (right)

JR Central is proactively developing new technologies to maintain and expand its core railway operations, as well as to build a more stable management foundation capable of responding to structural changes in society. These initiatives have already produced notable results. One such example is the next-generation Shinkansen rolling stock Series N700, which is set to commence commercial operations in 2007. JR Central is also focusing on developing and conducting tests of the Superconducting Maglev from a long-term perspective.

JR Central Research Facilities

JR Central opened its own R&D facility in Komaki (Aichi Prefecture) in July 2002, to further strengthen our efforts toward technological development that will support our future, to enhance our technical capabilities, and to foster technically skilled human resources. The new research institute is equipped with the latest testing facilities to focus on "improvement of railway technology" and "challenge to new fields."

Pursuit of Passenger Comfort

JR Central defines improvement of passenger comfort as the key element in passenger transport services. Since its opening, our R&D facility in Komaki has used a vehicle dynamic simulator to research and develop ways of improving passenger comfort. Based on its findings, the Series N700 rolling stock, currently under development, will further improve passenger comfort by introducing a body inclining system to maintain ride quality as well as increase speed on curves, and a high-performance semi-active suspension to minimize undercarraige vibrations conveyed to passenger compartments.

Development of a "Power Storage System"

In a bid to build a transport system with minimal strain on the global environment, JR Central has developed and introduced energy-conserving rolling stock, incorporating the "regenerative brake" and other systems. Currently under development is an "on-board power storage system", which uses the new "electric double-layer capacitor" for storing electricity so as to make more efficient use of regenerative brakes and enhance energy efficiency of conventional railway trains.

Development of "Photocatalyst Technology"

JR Central is conducting R&D on photocatalyst technology at its Komaki research facility. When exposed to light, photocatalysts decompose foul odor/stains and make it easier to remove stains with just a little water. The Series N700 rolling stock, now under development, will feature smoking rooms that introduce our original photocatalyst device to reduce tobacco smoke odor, in an effort to further isolate smoking areas from non-smoking areas. We have also formulated a special surface coating technology that makes use of photocatalyst, as part of the effort to develop "glass that always stays clean".



▲Yamanashi Maglev Test Line



▲The JR Central Pavilion :Invitation to the Ultimate Surface Transit System

Superconducting Maglev

JR Central considers the Superconducting Maglev to be suitable for the Chuo Shinkansen when realized because of its advanced characteristics and high-speed performance. With this in mind, JR Central has, since April 1997, been conducting test runs on the Yamanashi Maglev Test Line in cooperation with the Railway Technical Research Institute. In December 2003 we achieved a speed of 581 km/h, surpassing its own previously set world maximum speed record of 552 km/h by approximately 30 km/h to set a new maximum speed record in railway.

In March 2005, the Maglev Technological Practicality Evaluation Committee of the MLIT acknowledged, after examining the results of past test runs, that the foundation technology for Superconducting Maglev was established for practical application. The statement amounts to the ministry's endorsement that our Superconducting Maglev R&D has achieved technological criteria for real-life application.

In order to introduce Superconducting Maglev, Japan's cutting-edge technology, JR Central also displayed a real-life Superconducting Maglev car, offered a visual theater with the latest video technology, and exhibited component technologies that make up Superconducting Maglev at Expo 2005 Aichi, held between March 25 and September 25, 2005. Our pavilion attracted approximately 6.9 million visitors.

We will conduct further test runs, including ones carrying passengers, to verify the technology's long-term durability, and enhance the level of core technologies such as superconducting magnet, in an effort to bring Superconducting Maglev to a higher stage of perfection.



Affiliated Businesses

■Operating Revenues of Consolidated Subsidiaries
(¥ billion) (simple calculation)


400
300
200
100
0
Transportation
Merchandise and Other
Real Estate
Other Services
385
(30)
11
179
52
140
207
(17)
210
(19)
52
(3)
FY '90.3
'95.3
'00.3
'05.3
Note: Each of figures in parentheses indicates number of consolidated subsidiaries at fiscal year-end


▲Image of JR Central Shin-Yokohama Station Building (Tentative)


▲JR Nagoya Takashimaya


▲'Sky Street'(JR Central Towers 15F)


▲Nagoya Marriott Associa Hotel

JR Central realizes that it must actively expand and diversify its revenue base to maintain stable operations in the future. As seen in the opening of JR Central Towers and on-going development of JR Central Shin-Yokohama Station Building (tentative), we are promoting business expansion into areas that make full use of railway stations' locational advantage, and areas that are expected to generate synergic effects with the railway business itself. JR Central will actively run businesses, in cooperation with affiliated companies, enhancing the collective strength of our business group.

Outlook of Group Businesses

JR Central Group undertakes business in the areas of "Transportation", "Merchandise and Other", "Real Estate", and "Other Services". Operating revenues of consolidated subsidiaries totaled ¥385.0 billion (simple calculation) in FY 2005.3.

The "Merchandise and Other" segment manages department stores and provides sales services for goods and foods in stations and trains, making use of the railway's ability to attract customers. The "Real Estate" segment includes property management companies and other businesses undertaking developments at stations and areas under railway bridges. The "Other Services" segment includes companies in the hotel and travel agency business.

Among our key future projects is the plan to open the JR Central Shin-Yokohama Station Building (tentative), which integrates commercial facilities, offices, hotel and other functions, atop the current Shin-Yokohama Station in 2008. The construction work commenced in July 2005. A total of approximately ¥40 billion is earmarked for the entire project, which includes renovation work for the existing Shin-Yokohama Station. Disused sites of former company housing are actively developed as a way of effectively utilizing properties owned by JR Central and its group companies. We made steady progress to develop the Central Square Shizuoka shopping center, set to open in November 2005, and are undertaking a "community development" project (Nagoya Central Garden), slated for completion in the spring of 2007, featuring condominium buildings and commercial facilities.

JR Central is also currently streamlining/revamping retail tenants at station buildings to coincide with renovation work at station facilities. Commercial facilities at Nagoya and Shin-Osaka stations underwent renewal and reopened during FY 2005.3. Similar initiatives will be implemented at other major stations. We established Tokyo Station Development Co., Ltd. in January 2005, and took over the administration of the Tokyo Station Ichibangai (First Avenue) shopping street on the Yaesu side of Tokyo Station in April.

JR Central Towers

JR Central Towers, the core project of the JR Central Group's affiliated businesses diversification plan, houses rental office space, a department store, a hotel, and other facilities. JR Central Building Co., Ltd., a wholly owned subsidiary, manages the office leasing business in the building complex. Its duties include the leasing of space to office tenants as well as operation of the parking facility. Since the building offers a space that is literally "one" with the station, the office portion enjoyed a high average tenancy rate of nearly 100% in FY 2005.3. In the department store business, JR Tokai Takashimaya Co., Ltd., which we co-funded with Takashimaya Co., Ltd., operates the department store JR Nagoya Takashimaya. Its timely and appropriate merchandizing reviews and the introduction of a shopper point system are attributed to the company's revenue growth in FY 2005.2 for the fifth consecutive year.

In the hotel business, JR Tokai Hotels Co., Ltd., a wholly owned subsidiary, operates Nagoya Marriott Associa Hotel under a franchise agreement with Marriot International Inc. The hotel maintained a high average occupancy rate (86.4%) in FY 2005.3.

As a result, the combined operating revenues of JR Central Building, JR Tokai Takashimaya and JR Tokai Hotels were ¥127.2 billion in FY 2005.3 (simple calculations). Once again, these figures exceeded the previous term. JR Central continues to direct its energies to further expanding each of JR Central Towers' business that is gradually taking root.

Corporate Responsibility and Social Contribution

■Comparison of CO_2 Emission


Series 700(Tokyo～Shin-Osaka)
(2.7g-C/Seat-kilometer)
[10 Times]
Aircraft(B747-400)(Haneda～Itami)
(27.4g-C/Seat-kilometer)

Note: Comparison of CO_2 emission in terms of transportation capacity between Tokyo and Osaka

■Introduction of New Energy-Saving Type (Shinkansen)


(vehicles)
120
90
60
30
0
1
38
73
27
57
41
11
61
47
1
60
61
FY '90.3
'95.3
'00.3
'05.3
Series 0
Series 100
Series 300
Series 700
Series N700

Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

JR Central's greatest responsibility is to provide safe and reliable services for the Tokaido Shinkansen linking Tokyo, Nagoya, and Osaka, as well as the conventional railway centered on the Nagoya and Shizuoka areas. Furthermore, we have been working to promote the usage of railway while improving its characteristics of little burden on the global environment, as well as promoting barrier-free facilities.

Contribution to Global Environment Conservation

Railways have a minimal impact on the environment. For example, on the Tokyo-Osaka corridor, CO_2 emission (per conveyance unit) attributable to the Series 700 rolling stock is estimated to be around one-tenth that of aircraft (B747-400). This illustrates the overwhelming advantage of railways as an environment-friendly transportation mode.
JR Central makes its contribution to the conservation of the global environment through further enhancing the environmentally-beneficial characteristics of railways, and making railway transportation services even more attractive to encourage passenger use.

Improving the Energy Efficiency of Rolling Stock

As an environment-conscious company, JR Central is introducing new energy-efficient rolling stock in earnest. Especially for the Shinkansen, we have unified all of our rolling stock into the high-speed / low-energy consumption type -- either the Series 700 or the Series 300 in the October 2003 timetable revision. We will continue to pursue even greater energy conservation in the Series N700 rolling stock. As for conventional railway, energy-efficient trains already account for approximately 70%. Introduction of around 200 new rolling stock is expected to bring the ratio of energy-efficient trains to above 80% in FY2007.3. Our aggressive introduction of energy-efficient rolling stock and its effects have received high praise, including a commendation from the Minister of Environment in 2003.

Other Environment Conservation Measures

JR Central is also accelerating the introduction of alternative energies and energy-efficient systems that contribute to environmental conservation. As part of our effort, we have installed solar photovoltaic power generation systems on a trial basis at the Tokaido Shinkansen's Kyoto Station and at our new R&D facilities in Komaki, Aichi Prefecture. Also, JR Central Towers incorporates a co-generation system that makes effective use of exhaust heat, generated during power generation, in air conditioning for surrounding areas, thereby improving energy efficiency and reducing CO_2 emissions. Substations for conventional railway are in the process of introducing a type of rectifier that uses pure water, which has almost zero impact on the global environment, as its coolant, so as to substantially cut back on the use of alternative chlorofluorocarbon(CFC) that has some greenhouse gas effects.

Contribution to Community Development

Railway stations have a particular function as a gateway to many communities. In the attempt to enhance this function, JR Central is cooperating with the requests of local governments to improve station buildings, develop plazas in front of stations, and facilitate railway elevation projects, thereby contributing to the development of communities.
We are also steadily installing elevators and escalators in stations and wheelchair spaces in trains so that all passengers, including persons with disabilities and the elderly, can use railway with peace of mind. In view of the purport of the Barrier-Free Transportation Law, which went into effect in 2000, priority is given to stations with large passenger traffic in giving facility upgrading, delivering a safe and secure transportation environment to all of our passengers.



▲Elevators (Tokyo Station)



▲Wheelchair space (left: Tokaido Shinkansen, right: conventional railway)



航空機の$\frac{1}{10}$のCO_2排出量で走る、
700系のぞみです。
700系「のぞみ」のCO_2排出量は、航空機の約10分の1(※)。
東海道新幹線を選んでいただくことが、地球温暖化の抑制につながるのです。

▲Tokaido Shinkansen (the Series 700) poster appealing the superiority over aircrafts at eco-friendliness



▲International High-Speed Railway Conference 2004



▲Interns from overseas universities

International Exchange

JR Central undertakes a wide range of international business operations, such as gathering up-to-date railway information from around the world via the company's own network of overseas offices (Washington, London, Sydney), participating in international conferences to exchange technological and management information with railway operators in the world, and issuing press releases to overseas interests as part of our PR activities.

Being a company of a significant social and public mission, we also participate in technological cooperation in the railway area in response to government request, and contribute to bi-directional human resource development through accepting interns from overseas universities and international organizations.

In November 2004, in commemoration of the 40th anniversary of Tokaido Shinkansen, JR Central and JR West jointly organized the International High-Speed Railway Conference 2004, in order to appeal the environmental and energy-efficient superiority of high-speed railways through discussions on global environmental issues.

As the pioneer of high-speed railway with the world longest history in the field, we will strive to attain deeper understanding on our operations in the international community through PR activities and information exchange with railway operators around the world.

Q What is the forecast for performance in FY 2006.3?

A In the Tokaido Shinkansen operation, we took a prudential approach in handling transportation demand during the 2005 World Exposition, Aichi, Japan (Expo 2005 Aichi) from March 25 to September 25, 2005, actively marketing special tickets and other products to increase revenues on this opportunity. As for conventional railway, Expo Shuttle direct service was operated to the Expo site. During the first half of the fiscal year, these measures are expected to bring increased transportation volume and a subsequent increase in railway operations revenues to JR Central, while giving increased sales of goods, hospitality services, etc. to consolidated subsidiaries. Although the end of Expo may negatively affect the business of JR Central in the second half, we forecast a revenue increase for the whole of FY 2006.3, and project consolidated operating revenues of ¥1,413.0 billion.

Ordinary income is projected to reach ¥163.1 billion thanks to profit increase through the reduction of JR Central's depreciation expenses and a decrease in interest expenses resulting from the reduction of long-term debt and long-term payables.

Efforts to secure revenues and reduce expenses are expected to maintain the net income for FY 2006.3 at around ¥96.4 billion, around the same level as the previous fiscal year, when the company received the gain on the sales of common stock of Vodafone K.K.

■Fiscal 2006 Forecasts (Billions of Yen)

	Consolidated	(2006/2005)
Operating revenues	1,413	(100.2%)
Operating income	353	(101.6%)
Net income	96	(100.3%)
Capital investments	176	(119.7%)
Long-term debt reduction	Approximately 2,170	

	Non-Consolidated	(2006/2005)
Operating revenues	1,151	(100.2%)
Operating income	336	(101.7%)
Net income	90	(100.1%)
Capital investments	148	(115.1%)
Long-term debt reduction	Approximately 2,100	

Q What is your opinion of the Tokaido Shinkansen's superiority over the airline industry?

A Although continued discount campaigns by airline companies for routes competing with the Shinkansen have increased air transportation volume in recent years, Shinkansen maintains 80% share in the high-volume Tokyo – Osaka route. In addition, Shinkansen's transportation services have dramatically improved since the drastic timetable revision in October 2003. We will continue to implement measures for boosting our competitive edge, such as introducing the next-generation rolling stock Series N700 and utilizing IC card technology in the "Express Reservation" service.

Shinkansen is superior to airlines in the following aspects:

Safety

Because of safety measures carried out on equipment and services, such as the comprehensive training of employees and the introduction of the train control system using most sophisticated electronic technologies, the Tokaido Shinkansen has maintained a flawless record of no passenger fatalities or injuries due to train accidents such as derailment or collision during more than 40 years of commercial train operations. This record demonstrates the consistency and thoroughness of our measures to ensure safety.

Punctuality

In FY 2005.3, the average delay from schedule per departure was a mere 0.7 minutes. The Tokaido Shinkansen boasts high punctuality, making it especially relied upon among business travelers.

■Tokaido Shinkansen Daily Departures


Kodama
Hikari
Nozomi
300
250
200
150
100
50
0
235
144
91
263
170
93
282
34
85
285
51
147
87
295
149
65
81
'87.4
'90.4
'95.4
'00.4
'05.4

Note: Departures shown are as of the beginning of each month, and exclude extra trains

Comfort

We consistently endeavor to provide passengers with the most comfortable traveling environment that accurately responds to the needs of the times. Through the introduction of the Series 700 rolling stock, we have achieved new levels of riding comfort, including enhanced noise suppression. Also, we constantly are modernizing stations and installing new facilities such as elevators and escalators.

High Speeds

"Nozomi" services connect the city centers of Tokyo and Osaka approximately in 150 minutes. This is virtually the same time that this route takes by air, if one includes the time necessary to travel between airports and city centers, as well as check-in and transit times.

Frequency and Capacity

Considering that 295 regular trains are operated daily and that an average trainset has a seating capacity of around 1,300, the capacity advantage of Tokaido Shinkansen over airlines is substantial. Also, a maximum of eight *"Nozomi"* services are operated every hour for the Tokyo – Osaka route, which provides passengers with a high-volume and high-frequency travel option, available at any time to suit their schedule. The "Express Reservation" service allows users to change their reservations online as many times as they like without having to physically visit a ticket office, so that they can take maximum advantage of the overwhelmingly frequent Tokaido Shinkansen services.

Q What is the long-term demand outlook for passenger railway services?

A Taking a medium- to long-term perspective, we foresee a continuation of such social trends as increasing leisure time, a growing number of senior citizens, and a decreasing number of children, all of which will affect demand for our passenger railway services. However, we believe that passenger demand of the Tokaido Shinkansen will steadily increase in line with Japan's expected future economic development because a large part of the demand is for business use. We will continue to appropriately respond to changes in social trends by raising our service standards to enhance our revenue capabilities.

Q Please describe JR Central's IT-related initiatives.

A Using IT applications, JR Central is working to innovate its railway service and develop new businesses. For the Tokaido Shinkansen, travelers are able to directly arrange or change their railway reservations online via web browser-equipped mobile telephone or personal computer with the "Express Reservation" service. A closer look at the trends in usage reveals that it is indeed well-received by business users. In a bid to enhance service convenience even further, we are working toward introducing a service, by FY 2008.3, that uses IC card and newly-developed ticket gates to eliminate the need to obtain a paper-based ticket. A verification test was conducted in 2005. Preparation is also underway to launch the IC card service for conventional railway by around FY 2007.3.

JR Central introduced a host of new technologies, equipment and systems, and undertook a comprehensive reassessment of its overall operations. Following this plan, in FY 2002.3 we embarked on a new five-year plan, whereby we are promoting systematization, labor-saving, and other measures with the aim of substantively transforming the Company's operating systems. Specific planned measures include the introduction of new IT systems and labor-saving technological innovations. For example, we have introduced IT compatible control and management systems for inspecting electric power facilities, tracks, and rolling stock that can instantaneously process information regarding maintenance. The Shinkansen Multiple Inspection Train, "Doctor Yellow," is able to inspect track and electric power facilities while traveling at speeds of up to 270 km/h. JR Central is thus striving to ensure safe and stable Shinkansen operations.

Q Where does the Chuo Shinkansen stand in JR Central's management vision?

A The Chuo Shinkansen is one of the basic projected routes indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law. We believe JR Central should concurrently manage this project along with Tokaido Shinkansen, because it comes under the management responsibility of JR Central, which handles passenger traffic between the Tokyo and Osaka metropolitan areas, and due to the anticipated mass switch of passengers from Tokaido Shinkansen to Chuo Shinkansen upon completion. Based on this belief, we accepted the Transport Minister's designation in February 1990 as a corporate entity to conduct relevant research for the project. Accordingly, JR Central and the Japan Railway Construction, Transport and Technology Agency are conducting "topographical and geological" assessment according to Article 5 of the said Law. JR Central considers that a pre-condition for its participation in this project will be to have reasonable assurance that the Chuo Shinkansen and Tokaido Shinkansen services will complement one another and operate profitably as a unified and sound business enterprise.

■Planned Route of the Chuo Shinkansen


Yamanashi Maglev Test Line

Linear Chuo Express Construction Promotion Federation
Copyright TRIC



▲New-model Maglev Trainset

Q What is the purposes of the Yamanashi Maglev Test Line? What is the plan for future tests?

A Based on the belief that Chuo Shinkansen, if eventuated, should embrace Superconducting Maglev for its technological excellence and speed, JR Central has been actively involved in the R&D of Superconducting Maglev technology, such as practical operation tests at the Yamanashi Maglev Test Line, to be the future management entity of Chuo Shinkansen.

In practical operation tests, we set the distance of continuous operation at 2,876km in November 2003, which is double the average daily operation distance of Shinkansen rolling stock owned by JR Central, and achieved the world speed record of 581km/h in manned operation in December of the same year. The speed has been officially recognized by the publisher of the Guinness Book of Records as the highest speed attained by a railway. On March 11, 2005, the Maglev Technological Practicality Evaluation Committee of the MLIT acknowledged that the foundation technology for Superconducting Maglev was established for practical application. The project enters a new phase in FY 2006.3, conducting further test runs for approximately five years to verify the train's long-term durability. Efforts will also continue to raise the level of core technologies, such as the superconducting magnet, to bring Superconducting Maglev to a higher stage of perfection.

Following confirmation with MLIT on the concept of our consolidated management on both Tokaido and Chuo Shinkansen, we have projected special investment budget totaling ¥196.5 billion (including the consumption tax) from the onset of the project, and have outlaid ¥166.3 billion by the end of FY 2005.3.

■History of the Yamanashi Maglev Test Line

1990		Construction commenced on the new Yamanashi Maglev Test Line
1997		Test runs commenced (recorded the maximum design speed of 550 km/h)
1999	November 16	Passing at a relative speed of 1,003 km/h was conducted
2000	March 9	The practicality for high speed mass transportation system using Superconducting Maglev technologies was confirmed by the government committee
2002	July 25	New-model trainset running tests started
2003	November 7	One-day test runs attained a distance of 2,876 km
	December 2	Manned speed record of 581 km/h was attained (world speed record for railways)
2004	October 28	The total distance covered in test runs exceeded 400,000 km
	November 16	Passing at a relative speed of 1,026km/h was conducted
2005	March 11	The Maglev Technological Practicality Evaluation Committee acknowledged that the foundation technology for Superconducting Maglev was established for practical application

Q **What steps are being taken to reduce total long-term debt and long-term payables?**

A Upon the break-up and privatization of JNR, JR Central, along with the other JR companies, were given the responsibility of disposing of a portion of the long-term liabilities of the predecessor, JNR. The portion of the debt taken on by each company was based on its revenue potential as determined by the national government. For JR Central, as a result of the abolishment of the Shinkansen leasing system and transfer of the Shinkansen assets to the company in FY 1992.3, the amount of allotted long-term debt and long-term payables was ¥5.5 trillion, more than five times its annual railway operations revenues.

We have made the disposal of this total long-term debt and long-term payables one of the most important corporate strategies in order to improve our balance sheet. Since the end of FY 1992.3, the year during which the Shinkansen leasing system was dissolved, JR Central has reduced its long-term debt and long-term payables by ¥1,790.4 billion, and the total consolidated long-term debt and long-term payables for the company at the end of FY 2005.3 was ¥3,763.6 billion (of which JR Central accounts for ¥3,665.8 billion). We will continue to boost our earnings capabilities, improve the efficiency of capital expenditure, and realize more attractive financing possibilities. By taking these steps, we will increase cash flow to reduce the total long-term debt and long-term payables further and consequently reinforce the financial backbone of the company.

Q **Please outline the segment-by-segment results for FY 2005.3.**

A **Transportation**

In the Tokaido Shinkansen operation, we utilized the drastically revised timetable in October 2003 to facilitate extra trains in morning/evening rush hours and other periods of passenger concentration such as the Year-End/New Year holiday season. The timetable was further revised in March 2005 to operate up to eight *"Nozomi"* services per hour in order to boost our transportation capacity. In an effort to boost passenger accessibility to *"Nozomi"*, we have also increased the number of *"Nozomi"* services that stop at Shinagawa, and provided more *"Nozomi"* services for the direct operations covering both the Tokaido and Sanyo sections of the Shinkansen service. These moves have positively affected passenger use of *"Nozomi"*, to increase the overall passenger-kilometers by 3.0%.

On conventional railway, concerted efforts to deliver transprotation services suitable to local characteristics, have consolidated passenger use of local trains in urban areas. In March 2005, Expo Shuttle began offering a direct link between Nagoya Station and Bampaku Yakusa Station of the Aichi Loop Line for passengers visiting Expo 2005 Aichi. However, a decline in passenger use of express trains has brought the overall passenger-kilometers down by a marginal 0.1% from the previous fiscal year.

On the other hand, in terms of sales, we have continued to work on expanding the "Express Reservation" membership, and started accepting credit card payments at station ticket offices in April 2004 to enhance passenger convenience in ticket purchasing. Efforts to raise fresh tourism-related demand have been launched, enhancing the service lineup for the "JR Central 50+" membership-based travelers' service, which targets

passengers 50 years of age and older, and actively marketing discount tickets for advanced reservations for Shinkansen to promote services and routes with relatively excess capacity. We have also introduced and marketed round-trip ticket packages for Expo 2005 Aichi and the Nagoya–Toyohashi route, to offer improved convenience for passengers using Shinkansen in combination with conventional railway.
As a result, operating revenue increased 2.0% over the previous term to ¥1,148.2 billion, while operating income rose 1.0% over the previous term to ¥327.1 billion.

Merchandise and Other

In the merchandise and other segment, JR Nagoya Takashimaya received a timely review of its merchandizing in line with customer needs, and introduced a new point-system customer loyalty program so as to reinforce the store's sales capacity. The renewal and fresh addition of retail tenants at station buildings, coninciding with renovation work, have also contributed to increase the operating revenues by 1.3% from the previous fiscal year to ¥178.5 billion, and raise operating income by 4.2% from the previous fiscal year to ¥5.5 billion.

Real Estate

In the real estate segment, the "Cuisine Marche Eki" commercial complex was opened on the Hirokoji side of Nagoya Station as a way of effectively utilizing the locational advantage of train stations and expanding the scope of station users. We have also renewed and newly added commercial tenants at the Central Concourse of Nagoya Station, Shin-Osaka Station and the restaurant section of JR Central Towers.
As for the development of former company housing, steady progress has been made to develop the Central Square Shizuoka shopping center (scheduled to open in the autumn of this year) and a mainly-residential complex in Nagoya (planned to complete in the spring of 2007). Preparatory work prior to construction is proceeding for the new JR Central Shin-Yokohama Station Building (tentative).
Tokyo Station Development Co., Ltd. was established in January this year to take over the administration of the Tokyo Station Ichibangai (First Avenue) shopping street on the Yaesu side of Tokyo Station in April.
As a result, operating revenue increased 0.4% over the previous term to ¥55.7 billion, while operating income rose 5.3% over the previous term to ¥12.8 billion.

Other Service

In the hotel business, a new "spa wing" has been built at Hotel Associa Takayama Resort to add charm. In the travel agency business, we actively marketed a range of attractive packages to "JR Central 50+" members, and introduced/marketed new products that incorporate *"Hikari"* and *"Kodama"* services with excess transportation capacity.
However, the decline in the volume of system-development contracts from JR Central to our IT system-related subsidiary brought the operating revenues down by 1.0% from the previous fiscal year to ¥138.2 billion. Increased expenses, allocated to reinforce sales capacity of some subsidiaries, have reduced the operating income by 27.1% from the previous fiscal year to ¥2.2 billion.

Board of Directors, Corporate Auditors and Corporate Officers

(As of the end of August, 2005)



Yoshiyuki Kasai
Chairman



Masayuki Matsumoto
President



Masataka Ishizuka
Vice President



Tsuneo Hara
Vice President



Toshiaki Araya
Vice President



Yoshiomi Yamada
Vice President

Board of Directors and Corporate Auditors

Chairman
Yoshiyuki Kasai*

President
Masayuki Matsumoto*

Vice Presidents
Masataka Ishizuka*
Tsuneo Hara*
Toshiaki Araya*
Yoshiomi Yamada*

Senior Executive Directors
Akihiro Amaya
Akio Seki

Executive Directors
Koushi Akutsu
Takeshi Tategami
Takao Innami
Toyonori Noda

Directors
Mitsuru Nakamura
Kouei Tsuge
Masayuki Kono
Shin Kaneko
Haruo Goto
Naotoshi Yoshikawa
Fujio Cho
Shunichi Kodama
Kenji Koroyasu

Corporate Auditors
Tadahiko Nakamura
Mitsuhiko Koga
Hironori Aihara
Ikuo Murakami
Toshitaka Hayakawa

*Representative Director

Corporate Officers

Corporate Executive Officers
Akira Nakagawa
Toshiaki Doi

Corporate Officers
Takashi Ono
Tsutomu Morimura
Junichi Hirasawa
Hiroshi Nakashima
Osamu Nakayama
Masaki Seki
Teruo Kachi
Kazuhiro Yoshikawa
Kazumasa Ishizu
Kaoru Umemoto
Akira Sugimoto

Organization Chart

(As of the end of August, 2005)


Board of Directors
Chairman
President
Corporate Auditors
Board of Corporate Auditors
Secretarial Department
Corporate Planning Division
General Technology Division
Audit Department
Public Relations Department
Administration Department
Legal Affairs Department
Personnel Department
Finance Department
Property Management Department
Marketing Division
Business Promotion Division
Construction Department
Transportation Safety Department
Overseas Offices Washington, London, Sydney
Employee Training Centers
JR Tokai General Hospital
Health Care Center
Administration Management Center
Conventional Lines Operations Division
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Engineering Department
Shizuoka Branch Office
Mie Regional Office
Iida Regional Office
Shinkansen Operations Division
Planning Department
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Tracks and Structures Department
Electrical Engineering Department
Kansai Branch Office

Consolidated Subsidiaries

(As of the end of August, 2005)

Segment	Company Name	Paid-in Capital (Millions of yen)	Shareholding (%)	Business Activities
Transportation	JR Tokai Bus Company	1,747	100.0	Bus services
	JR Tokai Logistics Company	300	90.0	Logistics business
	Tokai Transport Service Company	295	100.0	Railway business
Merchandise and Other	JR Tokai Takashimaya Co., Ltd.	10,000	59.2	Department store operations
	JR-Central Passengers Co., Ltd.	998	100.0	Food and beverage sales Wholesale and retail sales
	Tokai Kiosk Company	700	90.0	Wholesale and retail sales
	JR Tokai Food Service Co., Ltd.	295	51.6	Food and beverage sales
	JR Tokai Corporation	100	70.0	Wholesale and retail sales
Real Estate	JR Central Building Co., Ltd.	45,000	100.0	Real estate leasing
	JR Tokai Real Estate Co., Ltd.	16,500	100.0	Real estate leasing and sales
	Toyohashi Station Building Co., Ltd.	1,880	52.5	Real estate leasing
	Shin-Yokohama Station Development Co., Ltd.	1,804	100.0	Real estate leasing
	Nagoya Terminal Station Building Co., Ltd.	900	52.2	Real estate leasing
	Tokyo Station Development Co., Ltd.	750	100.0	Real estate leasing
	Shizuoka Terminal Development Co., Ltd.	624	59.5	Real estate leasing
	Hamamatsu Terminal Development Co., Ltd.	600	76.8	Real estate leasing
	Nagoya Station Area Development Corporation	480	100.0	Real estate leasing
	JR Development and Management Corporation of Shizuoka	363	100.0	Real estate leasing
	JR Development and Management Corporation of Kansai	30	100.0	Real estate leasing
Other Services	JR Tokai Hotels Co., Ltd.	14,000	100.0	Hotel business
	Shizuoka Terminal Hotel Co., Ltd.	2,120	76.6	Hotel business
	Nagoya Terminal Hotel Co., Ltd.	1,850	75.3	Hotel business
	JR Tokai Tours	490	70.0	Travel agency services
	JR Tokai Agency Co., Ltd.	61	90.0	Advertising
	JR Tokai Construction Co., Ltd.	300	100.0	Construction
	Chuoh Linen Supply Co., Ltd.	150	78.0	Linen supply services
	JR Tokai Information Systems Company	100	100.0	Development, improvement and maintenance of computer system
	The Japan Mechanised Works and Maintenance of Way Co., Ltd.	100	72.5	Track maintenance
	Tokai Rolling Stock & Machinery Co., Ltd.	80	60.5	Rolling stock and machinery maintenance
	JR Central Consultants Company	50	100.0	Construction consulting business

Note:Two affiliated companies, Shinsei Technos Co., Ltd. and Railway Information Systems Co., Ltd., are accounted for by the equity method.

Financial Section
Contents

Consolidated Financial Review	30
Consolidated Balance Sheets	32
Consolidated Statements of Income and Retained Earnings	34
Consolidated Statements of Cash Flows	35
Notes to Consolidated Financial Statements	36
Non-Consolidated Balance Sheets	46
Non-Consolidated Statements of Income and Retained Earnings	48
Notes to Non-Consolidated Financial Statements	49
Independent Auditors' Report	57

Income Analysis

The Japanese economy, although beginning to show some signs of brightening, continued to be under an unclear situation in FY 2005.3. Given these economic conditions, JR Central prioritized the fundamentals of railway operation: safe and reliable transportation. The company strove to enhance its competitive edge and improve service, while also continuing to improve the operational skills of our personnel and to upgrade various equipment and facilities.

In our Tokaido Shinkansen operation, leveraging the drastically revised timetable in October 2003, we have delivered timely reinforcements of extra trains in peak periods and time bands. Another timetable revision was conducted in March 2005 to add the transportation capacity of "Nozomi" trains and cater to passengers visiting the 2005 World Exposition, Aichi, Japan (Expo 2005 Aichi).

In non-railway operations, JR Nagoya Takashimaya and other businesses at JR Central Towers have enhanced their sales strength, while retail tenants at railway station buildings have undergone renewal, thereby further increasing JR Central Group's overall profitability by improving our services in areas addressing customer needs.

As a result, operating revenues increased 1.8% to ¥1,409.4 billion, and operating income increased 1.0% to ¥347.8billion.

Net income grew 32.9% from the previous term to ¥96.0 billion, due to a decrease in interest expenses resulting from the reduction in long-term debt and long-term payables, and the gain on the sale of common stock of Vodafone K.K.

Segment Results

Transportation

In the Tokaido Shinkansen operation, we utilized the drastically revised timetable in October 2003 to facilitate extra trains in morning/evening rush hours and other periods of passenger concentration such as the Year-End/New Year holiday season. The timetable was further revised in March 2005 to operate up to eight *"Nozomi"* services per hour in order to boost our transportation capacity. In an effort to boost passenger accessibility to *"Nozomi"*, we have also increased the number of *"Nozomi"* services that stop at Shinagawa, and provided more *"Nozomi"* services for the direct operations covering both the Tokaido and Sanyo sections of the Shinkansen service. These moves have positively affected passenger use of *"Nozomi"*, to increase the overall passenger-kilometers by 3.0%.

On conventional railway, concerted efforts to deliver transprotation services suitable to local characteristics, have consolidated passenger use of local trains in urban areas. In March 2005, Expo Shuttle began offering a direct link between Nagoya Station and Bampaku Yakusa Station of the Aichi Loop Line for passengers visiting Expo 2005 Aichi. However, a decline in passenger use of express trains has brought the overall passenger-kilometers down by a marginal 0.1% from the previous fiscal year.

On the other hand, in terms of sales, we have continued to work on expanding the "Express Reservation" membership, and started accepting credit card payments at station ticket offices in April 2004 to enhance passenger convenience in ticket purchasing. Efforts to raise fresh tourism-related demand have been launched, enhancing the service lineup for the "JR Central 50+" membership-based travelers' service, which targets passengers 50 years of age and older, and actively marketing discount tickets for advanced reservations for Shinkansen to promote services and routes with relatively excess capacity. We have also introduced and marketed round-trip ticket packages for Expo 2005 Aichi and the Nagoya – Toyohashi route, to offer improved convenience for passengers using Shinkansen in combination with conventional railway.

As a result, operating revenues increased 2.0% over the previous term to ¥1,148.2 billion, while operating income rose 1.0% over the previous term to ¥327.1 billion.

Merchandise and Other

In the merchandise and other segment, JR Nagoya Takashimaya received a timely review of its merchandizing in line with customer needs and introduced a new point-system customer loyalty program so as to reinforce the store's sales capacity. The renewal and fresh addition of retail tenants at station buildings, coninciding with renovation work, have also contributed to increase the operating revenues by 1.3% from the previous fiscal year to ¥178.5 billion, and raise

operating income by 4.2% from the previous fiscal year to ¥5.5 billion.operating profit by 4.2% from the previous fiscal year to ¥5.5 billion.

Real Estate

In the real estate segment, the "Cuisine Marche Eki" commercial complex was opened on the Hirokoji side of Nagoya Station as a way of effectively utilizing the locational advantage of train stations and expanding the scope of station users. We have also renewed and newly added commercial tenants at the Central Concourse of Nagoya Station, Shin-Osaka Station and the restaurant section of JR Central Towers.

As for the development of former company housing, steady progress has been made to develop the Central Square Shizuoka shopping center (scheduled to open in the autumn of this year) and a mainly-residential complex in Nagoya (planned to complete in the spring of 2007). Preparatory work prior to construction is proceeding for the new JR Central Shin-Yokohama Station Building (tentative).

Tokyo Station Development Co., Ltd. was established in January this year to take over the administration of the Tokyo Station Ichibangai (First Avenue) shopping street on the Yaesu side of Tokyo Station in April.

As a result, operating revenue increased 0.4% over the previous term to ¥55.7 billion, while operating income rose 5.3% over the previous term to ¥12.8 billion.

Other Service

In the hotel business, a new "spa wing" has been built at Hotel Associa Takayama Resort to add charm. In the travel agency business, we actively marketed a range of attractive packages to JR Central 50+ members, and introduced/ marketed new products that incorporate *"Hikari"* and *"Kodama"* services with excess transportation capacity.

However, the decline in the volume of system-development contracts from JR Central to our IT system-related subsidiary brought the operating revenues down by 1.0% from the previous fiscal year to ¥138.2 billion. Increased expenses, allocated to reinforce sales capacity of some subsidiaries, have reduced the operating income by 27.1% from the previous fiscal year to ¥2.2 billion.

Cash Flows

Net cash provided by operating activities totaled ¥422.7 billion, up ¥52.7 billion from the previous term. This is due to an increase in operating revenues resulted from an increase in passenger-kilometers of Tokaido Shinkansen, a decrease in interest expenses resulted from the reduction of long-term debt and payables, and so on.

Net cash used in investing activities amounted to ¥97.6 billion, down ¥53.2 billion from the previous term, owing to factors such as the completion of the capital investment for major improvements of the Tokaido Shinkansen service in October 2003 and the gain on the sale of common stock of Vodafone K.K.

Net cash used in financing activities amounted to ¥326.6 billion, up ¥109.3 billion from the previous term. This is due to the debt repayment of ¥410.3 billion, up ¥132.2 billion from the previous term, while proceeds from long-term debt increased ¥41.6 billion from a year earlier.

As a result, cash and cash equivalents at fiscal year-end totaled ¥78.4 billion, down ¥1.0 billion from a year earlier.

Financial Position

Efforts toward reducing long-term debt and long-term payables, which remain as one of the most important corporate strategies, resulted in a ¥286.7 billion reduction of long-term debt and long-term payables in this fiscal year. The balance of long-term debt and long-term payables (including current portion) amounted to ¥3,763.6 billion, as of March 31, 2005. Within this total, long-term payables incurred for purchase of the Shinkansen railway ground facilities (including current portion) amounted to ¥2,746.1 billion, down ¥276.9 billion. Thus the total asset decreased ¥164.0 billion to ¥5,309.4 billion.

As a result of securing company net income, total shareholders' equity rose 11.0%, to ¥850.4 billion.

Central Japan Railway Company and Consolidated Subsidiaries — March 31, 2005 and 2004

ASSETS	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2005	2004	**2005**
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 78,486**	¥ 79,554	**$ 733,514**
Trade receivables	**36,279**	37,899	**339,056**
Allowance for doubtful accounts	**(10)**	(31)	**(93)**
Inventories	**12,443**	11,956	**116,289**
Land and buildings held for sale	**4,083**	6,079	**38,158**
Deferred tax assets (Note 11)	**19,374**	17,289	**181,065**
Prepaid expenses and other current assets	**22,104**	21,137	**206,609**
Total current assets	***172,762***	*173,884*	***1,614,598***
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 5)	**54,770**	56,529	**511,869**
Investments in and advances to unconsolidated subsidiaries and associated companies	**10,270**	9,472	**95,981**
Deferred tax assets (Note 11)	**146,238**	137,405	**1,366,710**
Prepaid expenses and other (Note 9)	**27,901**	48,022	**260,786**
Total investments and other assets	***239,181***	*251,429*	***2,235,346***
PROPERTY AND EQUIPMENT:			
Buildings and structures (Notes 6 and 7)	**4,147,150**	4,118,212	**38,758,411**
Machinery, rolling stock and vehicles (Note 12)	**1,028,930**	997,476	**9,616,168**
Land (Note 7)	**2,348,017**	2,350,598	**21,944,084**
Other	**98,026**	89,143	**916,150**
Construction in progress (Note 6)	**68,646**	90,704	**641,551**
Total	***7,690,771***	*7,646,134*	***71,876,364***
Accumulated depreciation (Note 12)	**(2,793,223)**	(2,597,936)	(26,104,897)
Net property and equipment	***4,897,547***	*5,048,198*	***45,771,467***
TOTAL	***¥ 5,309,491***	*¥ 5,473,512*	***$ 49,621,411***

See notes to consolidated financial statements.

March 31, 2005 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2005	2004	**2005**
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	**¥ 13,721**	¥ 11,175	**$ 128,233**
Trade payables	**122,761**	119,480	**1,147,299**
Current portion of long-term debt (Note 7)	**97,929**	109,318	**915,224**
Current portion of long-term payables (Note 8)	**199,345**	194,635	**1,863,037**
Accrued bonuses	**23,035**	22,705	**215,280**
Consumption tax payable	**10,069**	11,028	**94,102**
Accrued income taxes	**43,720**	32,024	**408,598**
Advances received	**35,879**	38,344	**335,317**
Other current liabilities (Note 13)	**66,358**	64,204	**620,199**
Total current liabilities	***612,820***	*602,916*	***5,727,289***
LONG-TERM LIABILITIES:			
Long-term debt (Note 7)	**919,576**	918,025	**8,594,168**
Long-term payables (Notes 8 and 13)	**2,546,763**	2,828,391	**23,801,523**
Allowance for large scale renovation of the Shinkansen infrastructure (Note 4.c)	**83,333**	50,000	**778,813**
Liabilities for employees' retirement benefits (Note 9)	**229,051**	238,473	**2,140,663**
Other (Note 11)	**53,568**	57,767	**500,655**
Total long-term liabilities	***3,832,293***	*4,092,657*	***35,815,822***
MINORITY INTERESTS	**13,920**	11,967	**130,114**
CONTINGENCIES (Notes 12 and 14)			
SHAREHOLDERS' EQUITY (Notes 10 and 16):			
Common stock—authorized, 8,960,000 shares; issued, 2,240,000 shares in 2005 and 2004	**112,000**	112,000	**1,046,728**
Capital surplus	**53,500**	53,500	**500,000**
Retained earnings	**674,990**	590,174	**6,308,317**
Unrealized gain on available-for-sale securities	**10,887**	11,216	**101,747**
Treasury stock—at cost, 1,948 shares in 2005 and 2004	**(921)**	(921)	**(8,606)**
Total shareholders' equity	***850,456***	*765,970*	***7,948,186***
TOTAL	***¥ 5,309,491***	*¥ 5,473,512*	***$ 49,621,411***

See notes to consolidated financial statements.

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2005, 2004 and 2003

	Millions of Yen (Note 2)			Thousands of U.S. Dollars (Note 2)
	2005	2004	2003	**2005**
OPERATING REVENUES (Note 13)	**¥ 1,409,497**	¥ 1,384,055	¥ 1,363,034	**$ 13,172,869**
OPERATING COSTS AND EXPENSES:				
Transportation, other services and cost of sales (Notes 4.a, 4.b and 4.c)	**887,979**	871,208	842,907	**8,298,869**
Selling, general and administrative expenses (Note 13)	**173,690**	168,401	178,710	**1,623,290**
Total operating costs and expenses	***1,061,670***	*1,039,610*	*1,021,617*	***9,922,159***
Operating income	***347,826***	*344,445*	*341,416*	***3,250,710***
OTHER INCOME (EXPENSES):				
Interest and dividend income	**727**	561	584	**6,794**
Interest expense (Notes 8 and 13)	**(179,291)**	(193,699)	(207,415)	**(1,675,616)**
Gain on sales of investment securities—net	**21,782**	738	4,039	**203,570**
Loss on sales of property and equipment	**(2,251)**	(3,479)	(1,117)	**(21,037)**
Loss on debt assumption (Note 8)	**(29,789)**	(17,745)	(17,900)	**(278,401)**
Other—net (Note 6)	**412**	(5,516)	(11,642)	**3,839**
Other expenses—net	***(188,411)***	*(219,141)*	*(233,452)*	***(1,760,851)***
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**159,415**	125,303	107,963	**1,489,859**
INCOME TAXES (Note 11):				
Current	**71,974**	64,989	67,175	**672,654**
Deferred	**(10,652)**	(13,225)	(10,061)	**(99,561)**
Total income taxes	**61,321**	*51,764*	*57,114*	**573,093**
MINORITY INTERESTS IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	**2,005**	1,261	1,764	**18,757**
NET INCOME	**¥ 96,087**	72,278	49,085	**$ 898,009**
RETAINED EARNINGS, BEGINNING OF YEAR	**590,174**	529,388	491,781	**5,515,644**
ADJUSTMENT OF RETAINED EARNINGS FOR MERGER OF NON-CONSOLIDATED SUBSIDIARY	**202**			**1,887**
APPROPRIATIONS:				
Cash dividends	**(11,200)**	(11,200)	(11,200)	**(104,672)**
Other	**(274)**	(292)	(278)	**(2,551)**
RETAINED EARNINGS, END OF YEAR (Notes 10 and 16)	***¥ 674,990***	*¥ 590,174*	*¥ 529,388*	***$ 6,308,317***

	Yen			U.S. Dollars
	2005	2004	2003	**2005**
PER SHARE OF COMMON STOCK (Note 3.p):				
Basic net income	**¥ 42,806.63**	¥ 32,172.54	¥ 21,801.76	**$ 400.06**
Cash dividends applicable to the year	**5,500.00**	5,000.00	5,000.00	**51.40**

See notes to consolidated financial statements.

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2005, 2004 and 2003

	Millions of Yen (Note 2)			Thousands of U.S. Dollars (Note 2)
	2005	2004	2003	**2005**
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	**¥ 159,415**	¥ 125,303	¥ 107,963	**$ 1,489,859**
Adjustments for:				
Income taxes—paid	**(62,331)**	(68,204)	(67,891)	**(582,532)**
Depreciation and amortization	**250,807**	225,439	221,078	**2,343,990**
Equity in (earnings) losses of unconsolidated subsidiaries and associated companies	**(81)**	38	(43)	**(757)**
Contributions for the construction of railway facilities received	**(12,973)**	(10,758)	(16,626)	**(121,242)**
Gain on sales of investment securities—net	**(21,782)**	(738)	(4,039)	**(203,570)**
Loss on disposals of property and equipment	**42,569**	52,684	57,518	**397,841**
Loss on sales of property and equipment	**2,251**	3,479	1,117	**21,037**
Changes in assets and liabilities:				
Increase in allowance for large scale renovation of the Shinkansen infrastructure	**33,333**	33,333	16,666	**311,523**
Decrease (increase) in trade receivables	**1,632**	(1,345)	6,850	**15,252**
Decrease in inventories	**1,524**	1,584	930	**14,242**
Increase (decrease) in trade payables	**(2,479)**	(15,265)	21,910	**(23,168)**
Increase (decrease) in advances received	**(2,473)**	(1,159)	3,219	**(23,112)**
Decrease in provision for employees' retirement benefits	**(9,445)**	(8,377)	(8,304)	**(88,271)**
Other—net	**42,777**	33,967	42,648	**399,777**
Net cash provided by operating activities	***422,743***	*369,981*	*382,998*	***3,950,869***
INVESTING ACTIVITIES:				
Purchases of property and equipment	**(134,864)**	(160,951)	(173,418)	**(1,260,411)**
Receipts of contributions for the construction of railway facilities	**13,878**	14,257	17,884	**129,700**
Proceeds from sales of marketable and investment securities (Note 5)	**22,797**	1,111	9,663	**213,056**
Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies	**(1,101)**	(1,047)	(14,592)	**(10,289)**
Other—net	**1,685**	(4,265)	(8,503)	**15,758**
Net cash used in investing activities	***(97,604)***	*(150,895)*	*(168,966)*	***(912,186)***
FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings	**2,580**	8,197	(952)	**24,112**
Proceeds from long-term debt	**123,600**	82,000	101,000	**1,155,140**
Repayment of long-term debt	**(133,437)**	(44,505)	(51,256)	**(1,247,074)**
Repayment of long-term payables	**(276,917)**	(233,597)	(226,801)	**(2,588,009)**
Cash dividends paid	**(11,200)**	(11,200)	(11,200)	**(104,672)**
Payment of cash dividends to minority interests	**(14)**	(15)	(16)	**(130)**
Other—net	**(31,260)**	(18,206)	(18,624)	**(292,152)**
Net cash used in financing activities	***(326,648)***	*(217,328)*	*(207,851)*	***(3,052,785)***
CASH AND CASH EQUIVALENTS INCREASED BY MERGER OF NON-CONSOLIDATED SUBSIDIARY	**442**	127		**4,121**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,067)**	1,884	6,181	**(9,981)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**79,554**	77,669	71,488	**743,495**
CASH AND CASH EQUIVALENTS, END OF YEAR	***¥ 78,486***	*¥ 79,554*	*¥ 77,669*	***$ 733,514***
ADDITIONAL CASH FLOW INFORMATION:				
Interest paid	**¥ 181,266**	¥ 195,629	¥ 208,929	**$ 1,694,074**

See notes to consolidated financial statements.

Central Japan Railway Company and Consolidated Subsidiaries

1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR," a public corporation) was succeeded to by the following newly established organizations: seven railway companies including the Company, the Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997–1991), which was subsequently succeeded by the Corporation for Advanced Transport and Technology (2003–1997) and in turn by the Japan Railway Construction, Transport and Technology Agency), Railway Telecommunication Co., Ltd. (a predecessor entity to Japan Telecom Co., Ltd., which was subsequently acquired by, among others, Vodafone Group), Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, the Law was revised such that the Company was no longer required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation.

On October 1, 2003, the Corporation for Advanced Transport and Technology and the Japan Railway Construction Public Corporation were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as Japan Railway Construction, Transport and Technology Agency.

2. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2004 consolidated balance sheet, and in 2004 and 2003 consolidated statements of income and retained earnings and consolidated statements of cash flows to conform to the classifications used in 2005.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The accompanying consolidated financial statements as of March 31, 2005 include the accounts of the Company and its 30 (29 in 2004, 30 in 2003) significant subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in two associated companies are accounted for by the equity method. Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of cost over net assets of the subsidiaries acquired is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

A consolidated subsidiary has adopted a fiscal year ending on February 28, which is different from that of the Company. The necessary adjustments for preparing consolidated financial statements as at the Company's year end was appropriately made, such as eliminating significant intercompany accounts and transactions which occur between the fiscal year end of the subsidiary and fiscal year end of the Company.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper, mortgaged-back securities and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Merchandise is stated at cost principally determined by the retail method. Materials and supplies are carried at cost principally determined by the moving-average cost method.

d. Land and Buildings Held for Sale

Land and buildings held for sale are stated at cost determined by the specific identification method.

e. Investment Securities

All investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are principally comprised of investment securities, with unrealized gains and losses, and are reported at fair value, net of applicable taxes, in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Property and Equipment

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed substantially by the declining-balance method over the estimated useful lives of the assets (see Note 4.b). Additional depreciation is provided for Shinkansen cars based on kilometers traveled.

The range of useful lives is principally from 2 to 60 years for buildings and structures, and from 2 to 20 years for machinery, rolling stock and vehicles.

Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are substantially computed by the replacement-accounting method (see Note 4.a).

g. Long-lived Assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2004. The Companies review its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2005 by ¥1,053 million ($9,841 thousand).

h. Software Costs

Software costs are amortized by the straight-line method over 5 years.

i. Deferred Charges

Bond issuance costs are charged to income as incurred.

j. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law (see Note 4.c).

k. Retirement and Pension Plans

The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, years of service and certain other factors. Seven consolidated subsidiaries have non-contributory funded pension plans as an alternative for, or in addition to, an unfunded retirement plan.

The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.

The liability for employees' retirement benefits is calculated based on the projected benefit obligations and plan assets at the balance sheet date.

l. Leases

All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, for lessee, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements, and for lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be accounted for as sales transactions, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if treated as financing" information is disclosed in the notes to the lessor's consolidated financial statements.

m. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary difference.

n. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

o. Consumption Tax

Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenue and expense accounts.

p. Per Share Information

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the ASB. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Basic net income per share for the years ended March 31, 2005, 2004 and 2003 is computed in accordance with the new standard. The net income available to common shareholders used in the computation for 2005, 2004 and 2003 were ¥95,803 million ($895,355 thousand), ¥72,003 million and ¥48,793 million, respectively. The average number of common shares used in the computation was 2,238,052 shares for 2005, 2004 and 2003. Diluted net income per share is not presented in the accompanying consolidated financial statements as the Companies do not have any dilutive securities.

Cash dividends per share presented in the accompanying consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.

4. ACCOUNTING CHANGES

a. Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effects of the replacement-accounting method on the occasion of price plunging.

The effects of this change were to increase operating costs by ¥9,691 million and to decrease operating income and income before income taxes and minority interests by ¥9,691 million for the year ended March 31, 2004.

Furthermore, the Company revised its estimate of the useful lives relating to the aforementioned depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.

The effects of this change were to increase operating costs by ¥4,265 million and to decrease operating income and income before income taxes and minority interests by ¥4,265 million for the year ended March 31, 2004.

b. Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,455 million ($368,738 thousand) and to decrease income before income taxes and minority interests by approximately ¥39,455 million ($368,738 thousand) for the year ended March 31, 2005.

c. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Pursuant to the Nationwide Shinkansen Railway Development Law, the Company was designated by the Minister of Transport as a company necessary and appropriate to provide for allowance for large scale renovation of the Shinkansen infrastructure, where the Company's allowance plan requires an aggregate amount of ¥500,000 million over 15 years from the date of authorization. Such authorization was granted by the Minister of Transport on October 1, 2002. Accordingly, the Company provided ¥16,666 million for the year ended March 31, 2003, which is included in operating costs and expenses (transportation, other services and cost of sales) in the accompanying consolidated statements of income and retained earnings.

The effect of this change was to decrease operating income and income before income taxes and minority interests by ¥16,666 million for the year ended March 31, 2003.

5. INVESTMENT SECURITIES

Information regarding investment securities with readily determinable fair values classified as available-for-sale as of March 31, 2005 and 2004 is as follows:

	Millions of Yen							
	2005				2004			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**¥ 14,547**	**¥ 18,105**	**¥ 147**	**¥ 32,505**	¥ 13,676	¥ 19,241	¥ 371	¥ 32,546
Debt securities	**70**	**2**		**73**	105	2		108
Trust fund investment and other	**276**	**84**		**360**	276	53		330

	Thousands of U.S. Dollars			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**$ 135,953**	**$ 169,205**	**$ 1,373**	**$ 303,785**
Debt securities	**654**	**28**		**682**
Trust fund investment and other	**2,579**	**785**		**3,364**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥22,797 million ($213,056 thousand), ¥1,111 million and ¥9,663 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥21,782 million ($203,570 thousand) and nil, respectively, for the year ended March 31, 2005, ¥738 million and nil, respectively, for the year ended March 31, 2004, and ¥4,637 million and ¥598 million, respectively, for the year ended March 31, 2003.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Equity securities	**¥ 16,354**	¥ 18,052	**$ 152,841**
Preferred stocks	**5,542**	5,542	**51,794**
Total	***¥ 21,896***	*¥ 23,594*	***$ 204,635***

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale securities as of March 31, 2005 are as follows:

Maturity	Millions of Yen	Thousands of U.S. Dollars
Due in one year or less		
Due after one year through five years	¥ 30	$ 280
Due after five years	40	374
Total	*¥ 70*	*$ 654*

Certain securities, which amounted to ¥65 million ($597 thousand) and ¥49 million as of March 31, 2005 and 2004, respectively, were included in the prepaid expenses and other on the accompanying consolidated balance sheets.

6. LONG-LIVED ASSETS

The Companies recognize all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network. The business properties other than railway business properties are also principally divided into each asset groups in which the Companies continuously receive cash flows in consideration of complementary cash flows.

The Companies reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,095 million ($10,233 thousand) as other expense for commercial facilities in Tokyo, which are included in buildings and structures, due to decrease of profitability and lands in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines.

These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The annual average interest rates applicable to short-term borrowings were 0.28% for 2005 and 2004, and 0.31% for 2003.

Long-term debt as of March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
The Company			
Secured 3.95% Bonds due 2016	**¥ 30,000**	¥ 30,000	**$ 280,373**
Secured 2.825% Bonds due 2017	**50,000**	50,000	**467,289**
Secured 2.18% Bonds due 2018	**30,000**	30,000	**280,373**
Secured 2.6% Bonds due 2020	**50,000**	50,000	**467,289**
Unsecured 2.39% Bonds due 2022	**20,000**	20,000	**186,915**
Unsecured 2.2% Bonds due 2022	**20,000**	20,000	**186,915**
Unsecured 1.49% Bonds due 2012	**10,000**	10,000	**93,457**
Unsecured 1.74% Bonds due 2022	**20,000**	20,000	**186,915**
Unsecured 1.42% Bonds due 2017	**10,000**	10,000	**93,457**
Unsecured 1.15% Bonds due 2022	**25,000**	25,000	**233,644**
Unsecured 1.31% Bonds due 2033	**10,000**	10,000	**93,457**
Unsecured 2.015% Bonds due 2023	**10,000**	10,000	**93,457**
Unsecured 2.20% Bonds due 2024	**10,000**		**93,457**
Unsecured 2.19% Bonds due 2019	**10,000**		**93,457**
Unsecured 1.875% Bonds due 2019	**20,000**		**186,915**
Unsecured 2.21% Bonds due 2024	**10,000**		**93,457**
Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2005 to 2021	**584,710**	635,472	**5,464,583**
Subsidiaries			
Unsecured and secured loans from Japanese banks and insurance companies, with interest rates ranging from 0.60% to 5.75%, due 2005 to 2018	**97,796**	106,871	**913,982**
Total	***1,017,506***	*1,027,344*	***9,509,392***
Less current maturities	**(97,929)**	(109,318)	**(915,224)**
Long-term debt, less current maturities	***¥ 919,576***	*¥ 918,025*	***$ 8,594,168***

The annual maturities of long-term debt outstanding as of March 31, 2005 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 97,929	$ 915,224
2007	116,898	1,092,504
2008	113,530	1,061,028
2009	87,746	820,056
2010	107,440	1,004,112
Thereafter	493,960	4,616,468
Total	*¥ 1,017,506*	*$ 9,509,392*

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounting for outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($186,915 thousand) as of March 31, 2005 (see Note 14).
All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,682,242 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($186,915 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.
The carrying amounts of assets pledged as collateral for current portion of long-term debt of ¥254 million ($2,373 thousand) and the above secured long-term debt of consolidated subsidiaries of ¥2,094 million ($19,570 thousand), and the long-term debt of an unconsolidated subsidiary at March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
For long-term debt of consolidated subsidiary:		
Buildings and structures—net of accumulated depreciation	¥ 1,124	$ 10,514
Land	669	6,252
Total	*¥ 1,794*	*$ 16,766*
For long-term debt of unconsolidated subsidiary:		
Buildings and structures—net of accumulated depreciation	¥ 130	$ 1,224
Land	120	1,121
Total	*¥ 251*	*$ 2,345*

8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Long-term payables incurred for purchase of the Shinkansen railway ground facilities:			
With average interest rate of 4.50% (2005) and 4.57% (2004), due semiannually through 2017	**¥ 1,769,994**	¥ 1,961,318	**$ 16,542,000**
With a fixed interest rate of 6.35%, due semiannually through 2017	**382,323**	465,722	**3,573,112**
With a fixed interest rate of 6.55%, due semiannually through 2051	**583,376**	585,290	**5,452,112**
Other	**10,414**	10,694	**97,336**
Total	***2,746,109***	*3,023,026*	***25,664,560***
Less current maturities	**(199,345)**	(194,635)	**(1,863,037)**
Long-term payables, less current maturities	***¥ 2,546,763***	*¥ 2,828,391*	***$ 23,801,523***

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity, and has provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥311,125 million ($2,907,710 thousand) and ¥265,335 million as of March 31, 2005 and 2004, respectively, and the related loss on debt assumption amounted to ¥29,789 million ($278,401 thousand) and ¥17,745 million for the years ended March 31, 2005 and 2004, respectively (see Note 14).

The annual maturities of long-term payables as of March 31, 2005 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 199,345	$ 1,863,037
2007	187,038	1,748,018
2008	116,636	1,090,056
2009	122,806	1,147,719
2010	128,742	1,203,196
Thereafter	1,991,540	18,612,534
Total	*¥ 2,746,109*	*$ 25,664,560*

Interest expense on aforementioned long-term payables amounted to ¥152,338 million ($1,423,719 thousand), ¥166,148 million and ¥179,615 million for the years ended March 31, 2005, 2004 and 2003, respectively.

9. RETIREMENT AND PENSION PLANS

The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, year of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from 26 consolidated subsidiaries. Seven consolidated subsidiaries also have non-contributory funded pension plans, as an alternative for, or in addition to, the unfunded retirement plans.

The net liability for employees' retirement benefits at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Projected benefit obligation	**¥ 241,813**	¥ 253,654	**$ 2,259,934**
Fair value of plan assets	**(4,725)**	(4,670)	**(44,158)**
Unrecognized actuarial loss	**(8,206)**	(10,734)	**(76,691)**
Unrecognized prior service cost	**144**	209	**1,345**
Prepaid pension cost	**25**	15	**233**
Net liability	***¥ 229,051***	*¥ 238,473*	***$ 2,140,663***

The prepaid pension cost was recorded as prepaid expenses and other in the consolidated balance sheets at March 31, 2005 and 2004.

The components of net periodic benefit costs for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Service cost	**¥ 10,480**	¥ 10,206	¥ 11,487	**$ 97,943**
Interest cost	**3,841**	5,102	5,326	**35,897**
Expected return on plan assets	**(45)**	(38)	(57)	**(420)**
Recognized actuarial loss	**3,478**	3,240	(50)	**32,506**
Amortization of prior service cost	**196**	(64)	1,353	**1,831**
Net periodic benefit costs	***¥ 17,950***	*¥ 18,447*	*¥ 18,060*	***$ 167,757***

Assumptions used for the years ended March 31, 2004 and 2003 are set forth as follows:

	2005	2004	2003
Discount rate	**Mainly 1.5%**	Mainly 1.5%	2.0% to 2.5%
Expected rate of return on plan assets	**0.75% to 1.5%**	0.75% to 1.5%	1.2% to 2.0%
Recognition period of actuarial gain/loss	**Mainly 5 years**	Mainly 5 years	Mainly 5 years
Amortization period of prior service cost	**5 years**	5 years	5 years

10. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥647,780 million ($6,054,018 thousand) as of March 31, 2005, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

11. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40% and 42% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 42% to 40%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will be realized on or after April 1, 2004 are measured at the effective tax rate of 40% as of March 31, 2004.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Deferred tax assets:			
Liabilities for employees' retirement benefits	**¥ 85,849**	¥ 83,399	**$ 802,327**
Depreciation and amortization	**41,203**	37,462	**385,074**
Software	**11,124**	7,643	**103,962**
Accrued bonuses	**9,092**	8,887	**84,971**
Railway usage charges	**8,767**	9,159	**81,934**
Unrealized profit of property and equipment	**5,670**	5,699	**52,990**
Loss carryforwards	**3,966**	4,288	**37,065**
Other	**27,510**	26,171	**257,134**
Total	***193,184***	*182,711*	***1,805,457***
Less valuation allowance	**(15,907)**	(15,983)	**(148,663)**
Deferred tax assets	***177,277***	*166,728*	***1,656,794***
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**7,252**	7,610	**67,775**
Property and equipment	**4,040**	3,881	**37,757**
Other	**453**	729	**4,253**
Deferred tax liabilities	**11,746**	12,220	**109,785**
Net deferred tax assets	***¥ 165,530***	*¥ 154,507*	***$ 1,547,009***

Net deferred tax assets as of March 31, 2005 and 2004 were reflected in the accompanying consolidated balance sheets under following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Current assets	**¥ 19,374**	¥ 17,289	**$ 181,065**
Investment and other assets	**146,238**	137,405	**1,366,710**
Current liabilities			
Long-term liabilities	**(81)**	(186)	**(766)**
Net deferred tax assets	***¥ 165,530***	*¥ 154,507*	***$ 1,547,009***

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2005 and 2004.

12. LEASES

As lessee, the Company and consolidated subsidiaries lease certain machinery and vehicles and other assets. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company and consolidated subsidiaries were ¥1,160 million ($10,841 thousand) and ¥2,169 million for the years ended March 31, 2005 and 2004, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2005			2004			**2005**		
	Machinery and Vehicle	Other	Total	Machinery and Vehicle	Other	Total	Machinery and Vehicle	Other	Total
Acquisition costs	**¥ 663**	**¥ 2,958**	**¥ 3,622**	¥ 411	¥ 4,151	¥ 4,562	**$ 6,196**	**$ 27,655**	**$ 33,851**
Accumulated depreciation	**306**	**1,609**	**1,915**	181	2,539	2,720	**2,860**	**15,048**	**17,908**
Net leased property	***¥ 357***	***¥ 1,349***	***¥ 1,706***	*¥ 230*	*¥ 1,612*	*¥ 1,842*	***$ 3,336***	***$ 12,607***	***$ 15,943***

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 714**	¥ 880	**$ 6,672**
Due after one year	**1,016**	1,011	**9,505**
Total	***¥ 1,731***	*¥ 1,892*	***$ 16,177***

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying consolidated statements of income and retained earnings, computed by the straight-line method was ¥1,160 million ($10,841 thousand) and ¥2,169 million for the years ended March 31, 2005 and 2004, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2005 and 2004 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 854**	¥ 854	**$ 7,981**
Due after one year	**6,123**	6,977	**57,224**
Total	***¥ 6,977***	*¥ 7,832*	***$ 65,205***

As lessor, certain consolidated subsidiaries provide leases such as vehicles, machinery and equipment, which are recorded in the accompanying consolidated balance sheets. The gross amounts of those assets and related accumulated depreciation as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Acquisition costs	**¥ 365**	¥ 435	**$ 3,411**
Accumulated depreciation	**204**	238	**1,907**
Net leased property	***¥ 161***	*¥ 197*	***$ 1,504***

Future minimum lease income under finance leases as of March 31, 2005 and 2004 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 160**	¥ 168	**$ 1,495**
Due after one year	**151**	167	**1,411**
Total	***¥ 311***	*¥ 335*	***$ 2,906***

The amount of future minimum lease income under finance leases mentioned above includes the imputed interest income portion. Lease income and depreciation relating to lease properties reflected in the accompanying statements of income and retained earnings for the year ended March 31, 2004 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Lease income	**¥ 176**	¥ 173	**$ 1,644**
Depreciation expense	**85**	55	**794**

13. RELATED PARTY TRANSACTIONS

The following table summarizes the Company's related party transactions with the Company's major shareholder and a company whose chairman was the chairman of the Company for the years ended March 31, 2005 and 2004, and related balances as of March 31, 2005 and 2004.

Pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, the Corporation for Advanced Transport and Technology (the "CATT") integrated with Japan Railway Construction Public Corporation (the "JRCPC"), that had been the Company's major shareholder as discussed in Note 1, to establish Japan Railway Construction, Transport and Technology Agency (the "JRTT"). JRTT acquired all assets and assumed all liabilities from these two public corporations.

As a result of the integration mentioned above, the transaction with JRTT fell within the scope of a related party transaction. The Company has recognized the transaction of payment of long-term payables and related interest to JRTT as a related party transaction with a major shareholder since the date of the integration.

As discussed in Note 8, based on debt assumptions agreements with the financial institutions and the special purpose entity, the Company transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity. Corresponding to this off balance sheet transaction, the amount of ¥311,125 million ($2,907,710 thousand) derecognized was excluded from the balance of long-term payables due to JRTT shown below.

Transactions and related balances were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Interest expense	**¥ 151,702**	¥ 81,650	**$ 1,417,775**
Long-term payables	**2,735,695**	3,012,332	**25,567,242**
Other current liabilities (accrued expenses)	**10,096**	11,740	**94,355**

The Company has provided financial support principally based on endowments to and received rental fees of building from JR Tokai Lifelong Learning Foundation (the "Foundation") whose chairman is the chairman of the Company.

Transactions with the Foundation were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Charitable contribution		¥ 62	
Rental fee	**¥ 1**		**$ 9**

The chairman resigned at the expiration of his term at the 17th general shareholders meeting on June 23, 2004.

14. CONTINGENCIES

The Companies guarantee the long-term debt of an unconsolidated subsidiary of ¥268 million ($2,504 thousand) as of March 31, 2005.

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥37,516 million ($350,616 thousand) by the Institute as of March 31, 2005, the proceeds of which are being used for the enhancement of technology development for the Maglev system.

As discussed in Notes 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2005, the Company had contingent obligations of ¥20,000 million ($186,915 thousand) for the bonds and of ¥311,125 million ($2,907,710 thousand) for long-term payables, respectively.

15. SEGMENT INFORMATION

The Companies' primary business activities include transportation, merchandise and other, real estate and other services. The transportation segment includes the Company's railway and bus operations. The merchandise and other segment includes department store, wholesale, retail sales and food service. The real estate segment includes real estate rental business. Other services segment includes hotel, travel, advertising, construction and other business.

Information by these industry segments of the Companies for the years ended March 31, 2005, 2004 and 2003 were as follows:

(1) Sales and Operating Income

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2005:						
Operating revenues:						
Outside customers	¥ 1,137,183	¥ 171,599	¥ 37,072	¥ 63,641		¥ 1,409,497
Intercompany	11,081	6,976	18,646	74,605	¥ (111,309)	
Total	*1,148,265*	*178,575*	*55,718*	*138,246*	*(111,309)*	*1,409,497*
Operating costs and expenses	821,138	172,979	42,879	136,027	(111,354)	1,061,670
Operating income	*¥ 327,127*	*¥ 5,596*	*¥ 12,839*	*¥ 2,218*	*¥ 44*	*¥ 347,826*

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2004:						
Operating revenues:						
Outside customers	¥ 1,114,515	¥ 169,473	¥ 38,069	¥ 61,995		¥ 1,384,055
Intercompany	11,077	6,816	17,407	77,695	¥ (112,996)	
Total	*1,125,593*	*176,289*	*55,477*	*139,691*	*(112,996)*	*1,384,055*
Operating costs and expenses	801,582	170,921	43,284	136,647	(112,826)	1,039,610
Operating income	*¥ 324,011*	*¥ 5,368*	*¥ 12,192*	*¥ 3,043*	*¥ (170)*	*¥ 344,445*

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2003:						
Operating revenues:						
Outside customers	¥1,096,861	¥ 165,647	¥ 36,238	¥ 64,286		¥ 1,363,034
Intercompany	11,146	10,229	17,039	64,195	¥ (102,610)	
Total	*1,108,008*	*175,876*	*53,278*	*128,481*	*(102,610)*	*1,363,034*
Operating costs and expenses	785,672	170,687	42,737	124,712	(102,191)	1,021,617
Operating income	*¥ 322,336*	*¥ 5,189*	*¥ 10,541*	*¥ 3,769*	*¥ (419)*	*¥ 341,416*

	Thousands of U.S. Dollars					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2005:						
Operating revenues:						
Outside customers	$ 10,627,878	$ 1,603,728	$ 346,467	$ 594,796		$ 13,172,869
Intercompany	103,570	65,197	174,261	697,243	$ (1,040,271)	
Total	*10,731,448*	*1,668,925*	*520,728*	*1,292,039*	*(1,040,271)*	*13,172,869*
Operating costs and expenses	7,674,187	1,616,626	400,738	1,271,299	(1,040,691)	9,922,159
Operating income	*$ 3,057,261*	*$ 52,299*	*$ 119,990*	*$ 20,740*	*$ 420*	*$ 3,250,710*

As discussed in Note 4.a, effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. The effects of this change were to increase operating costs of transportation segment for the year ended March 31, 2004 by ¥9,691 million and to decrease operating income of transportation segment by ¥9,691 million. Furthermore, the Company revised its estimate of the useful lives relating to depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. The effects of this change were to increase operating costs of transportation segment by ¥4,265 million and to decrease operating income of transportation segment by ¥4,265 million.

As discussed in Note 4.b, effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method since assuming the Shinkansen railway ground facilities that had been different from method adopted for conventional railway network. This change was made to reinforce the financial position and unify its method to the method adopted for conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr. The effects of this change were to increase depreciation expense in transportation segment by ¥39,455 million ($368,738 thousand) and to decrease operating income of transportation segment by approximately ¥39,455 million ($368,738 thousand) for the year ended March 31, 2005.

(2) Assets, Depreciation and Amortization and Capital Expenditures

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2005:						
Assets	¥ 5,055,400	¥ 60,039	¥ 272,077	¥ 83,272	¥ (161,298)	¥ 5,309,491
Depreciation and amortization	236,241	2,446	10,285	1,834		250,807
Capital expenditures	124,670	3,930	11,098	3,023		142,722

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2004:						
Assets	¥ 5,209,908	¥ 58,241	¥ 271,137	¥ 80,305	¥ (146,079)	¥ 5,473,512
Depreciation and amortization	210,869	2,480	10,359	1,729		225,439
Capital expenditures	150,900	2,699	11,304	2,432		167,337

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2003:						
Assets	¥ 5,318,706	¥ 57,602	¥ 271,721	¥ 82,397	¥ (151,834)	¥ 5,578,594
Depreciation and amortization	206,763	2,478	10,292	1,545		221,078
Capital expenditures	169,063	3,387	4,162	1,888		178,503

	Thousands of U.S. Dollars					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2005:						
Assets	$ 47,246,728	$ 561,112	$ 2,542,775	$ 778,253	$ (1,507,457)	$ 49,621,411
Depreciation and amortization	2,207,859	22,859	96,121	17,151		2,343,990
Capital expenditures	1,165,140	36,728	103,719	28,263		1,333,850

As discussed in Note 3.g, effective April 1, 2004, the Companies adopted the new accounting standard for impairment of fixed assets. The effects of this change were to decrease assets in transportation segment by ¥1,005 million ($9,392 thousand) and to decrease assets in merchandise and other segment by ¥47 million ($439 thousand) for the year ended March 31, 2005.

The amounts of corporate assets included in eliminations or corporate column were of ¥49,445 million ($462,102 thousand), ¥52,494 million and ¥20,032 million for the years ended March 31, 2005, 2004 and 2003, respectively. Corporate assets principally consisted of short-term and long-term investments.

Geographic segment information and information for overseas sales are not presented since the Companies have no overseas operations.

16. SUBSEQUENT EVENT

The following appropriations of retained earnings at March 31, 2005 were approved at the Company's shareholders meeting held on June 23, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥3,000 ($28.04) per share	¥ 6,720	$ 62,803
Bonuses to directors and corporate auditors	284	2,654
Total	*¥ 7,004*	$ 65,457

Central Japan Railway Company

March 31, 2005 and 2004

ASSETS	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2005	2004	**2005**
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 74,480**	¥ 75,363	**$ 696,074**
Trade receivables (Note 12)	**18,510**	18,463	**172,990**
Materials and supplies	**6,864**	6,175	**64,149**
Deferred tax assets (Note 10)	**16,186**	14,741	**151,271**
Prepaid expenses and other current assets (Note 12)	**23,663**	22,334	**221,170**
Total current assets	***139,705***	*137,079*	***1,305,654***
INVESTMENTS AND OTHER ASSETS:			
Investment securities	**54,306**	54,790	**507,532**
Investments in and advances to subsidiaries and associated companies	**117,621**	112,339	**1,099,261**
Deferred tax assets (Note 10)	**137,170**	129,103	**1,281,962**
Prepaid expenses and other (Note 12)	**21,689**	31,929	**202,731**
Total investments and other assets	***330,787***	*328,164*	***3,091,486***
PROPERTY AND EQUIPMENT (Note 5):			
Railway business property (Note 6)	**7,060,282**	7,009,884	**65,983,943**
Other business property	**226,817**	221,501	**2,119,785**
Construction in progress (Note 6)	**68,374**	97,384	**639,019**
Total	***7,355,474***	*7,328,770*	***68,742,747***
Accumulated depreciation	**(2,679,500)**	(2,491,735)	**(25,042,065)**
Net property and equipment	***4,675,973***	*4,837,034*	***43,700,682***
TOTAL	***¥ 5,146,467***	*¥ 5,302,278*	***$ 48,097,822***

See notes to non-consolidated financial statements.

March 31, 2005 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen (Note 2)		Thousands of U.S. Dollars (Note 2)
	2005	2004	**2005**
CURRENT LIABILITIES:			
Short-term borrowings	**¥ 69,233**	¥ 62,505	**$ 647,037**
Trade payables (Note 12)	**85,883**	79,379	**802,644**
Current portion of long-term debt (Note 7)	**89,974**	100,962	**840,878**
Current portion of long-term payables (Note 8)	**199,345**	194,635	**1,863,037**
Accrued bonuses	**19,620**	19,481	**183,364**
Consumption tax payable	**9,190**	9,878	**85,887**
Accrued income taxes	**39,826**	28,532	**372,205**
Advances received	**29,425**	28,215	**275,000**
Interline payables (Note 12)	**321**	310	**3,000**
Other current liabilities (Note 12)	**59,372**	62,707	**554,919**
Total current liabilities	***602,193***	*586,608*	***5,627,971***
LONG-TERM LIABILITIES:			
Long-term debt (Note 7)	**829,735**	819,510	**7,754,532**
Long-term payables (Note 8)	**2,546,763**	2,828,391	**23,801,523**
Allowance for large scale renovation of the Shinkansen infrastructure (Note 4.c)	**83,333**	50,000	**778,813**
Liabilities for employees' retirement benefits	**222,115**	231,651	**2,075,841**
Other (Note 12)	**25,784**	28,734	**240,993**
Total long-term liabilities	***3,707,731***	*3,958,287*	***34,651,702***
CONTINGENCIES (Notes 11 and 13)			
SHAREHOLDERS' EQUITY (Notes 9 and 14):			
Common stock—authorized, 8,960,000 shares; issued and outstanding, 2,240,000 shares in 2005 and 2004	**112,000**	112,000	**1,046,728**
Capital surplus	**53,500**	53,500	**500,000**
Retained earnings:			
Legal reserve	**12,504**	12,504	**116,859**
Unappropriated	**647,780**	568,632	**6,054,018**
Unrealized gain on available-for-sale securities	**10,757**	10,744	**100,544**
Total shareholders' equity	***836,542***	*757,382*	***7,818,149***
TOTAL	***¥ 5,146,467***	*¥ 5,302,278*	***$ 48,097,822***

See notes to non-consolidated financial statements.

Non-consolidated Statements of Income and Retained Earnings

Central Japan Railway Company — Years Ended March 31, 2005, 2004 and 2003

	Millions of Yen (Note 2)			Thousands of U.S. Dollars (Note 2)
	2005	2004	2003	**2005**
OPERATING REVENUES (Note 12):				
Railway business	**¥ 1,140,834**	¥ 1,118,660	¥ 1,100,920	**$10,662,000**
Other	**8,420**	9,123	8,424	**78,691**
Total operating revenues	***1,149,254***	*1,127,783*	*1,109,344*	***10,740,691***
OPERATING COSTS AND EXPENSES (Note 12):				
Railway business (Notes 4.a, 4.b and 4.c)	**813,743**	795,111	778,907	**7,605,074**
Other	**4,533**	5,352	5,711	**42,365**
Total operating costs and expenses	***818,276***	*800,463*	*784,618*	***7,647,439***
Operating income	***330,978***	*327,319*	*324,726*	***3,093,252***
OTHER INCOME (EXPENSES) (Note 12):				
Interest and dividend income	**821**	630	659	**7,672**
Interest expense (Note 8)	**(176,660)**	(190,732)	(204,020)	**(1,651,028)**
Gain on sales of investment securities—net	**20,609**	738	4,038	**192,607**
Loss on debt assumption (Note 8)	**(29,789)**	(17,745)	(17,900)	**(278,401)**
Other—net (Note 6)	**1,712**	(6,179)	(10,884)	**16,000**
Other expenses—net	***(183,306)***	*(213,289)*	*(228,107)*	***(1,713,150)***
INCOME BEFORE INCOME TAXES	**147,671**	114,030	96,618	**1,380,102**
INCOME TAXES (Note 10):				
Current	**66,568**	60,036	63,672	**622,130**
Deferred	**(9,519)**	(12,982)	(10,248)	**(88,962)**
Total income taxes	***57,049***	*47,053*	*53,424*	***533,168***
NET INCOME	**90,622**	66,977	43,194	**846,934**
RETAINED EARNINGS (UNAPPROPRIATED), BEGINNING OF YEAR	**568,632**	513,148	481,432	**5,314,317**
APPROPRIATIONS:				
Cash dividends	**(11,200)**	(11,200)	(11,200)	**(104,672)**
Other	**(274)**	(292)	(278)	**(2,561)**
RETAINED EARNINGS (UNAPPROPRIATED), END OF YEAR (Notes 9 and 14)	***¥ 647,780***	*¥ 568,632*	*¥ 513,148*	***$ 6,054,018***

	Yen			U.S. Dollars
PER SHARE OF COMMON STOCK (Note 3.o):				
Net income	**¥ 40,329.38**	¥ 29,778.01	¥ 19,152.65	**$ 376.91**
Cash dividends applicable to the year	**5,500.00**	5,000.00	5,000.00	**51.40**

See notes to non-consolidated financial statements.

Central Japan Railway Company

1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR," a public corporation) was succeeded to by the following newly established organizations: seven railway companies including the Company, the Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997–1991), which was subsequently succeeded by the Corporation for Advanced Transport and Technology (2003–1997) and in turn by the Japan Railway Construction, Transport and Technology Agency), Railway Telecommunication Co., Ltd. (a predecessor entity to Japan Telecom Co., Ltd., which was subsequently acquired by, among others, Vodafone Group), Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, the Law was revised such that the Company was no longer required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation.

On October 1, 2003, the Corporation for Advanced Transport and Technology and the Japan Railway Construction Public Corporation were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as Japan Railway Construction, Transport and Technology Agency.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements have been prepared from the accounts maintained by the Company in accordance with the provisions set forth in the Japanese Commercial Code (the "Code"), the Japanese Securities and Exchange Law, the Law for Railway Business Enterprise and related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting principles generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2004 and 2003 financial statements to conform to the classifications used in 2005. In accordance with accounting principles generally accepted in Japan, certain disclosures are not required to be and have not been presented herein.

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Non-consolidation

The non-consolidated financial statements do not include the accounts of subsidiaries. Investment in subsidiaries and associated companies are stated at cost.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits and commercial paper that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

c. Materials and Supplies

Materials and supplies are carried at cost determined by the moving-average cost method.

d. Investment Securities

All investment securities are classified and accounted for, depending on the management's intent, as available-for-sale securities and are reported at fair value, which are principally comprised of investment securities, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed on the declining-balance method over the estimated useful lives of the assets (see Note 4.b). Additional depreciation is provided for Shinkansen cars based on kilometers traveled. The range of useful lives is principally from 3 to 60 years for buildings and structures, from 10 to 20 years for rolling stock, and from 3 to 20 years for machinery and equipment.

Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are accounted for by the replacement-accounting method (see Note 4.a).

f. Long-lived Assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2004. The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes for the year ended March 31, 2005 by ¥1,005 million ($9,392 thousand).

g. Software Costs

Software costs are amortized by the straight-line method over 5 years.

h. Deferred Charges

Bond issuance costs are charged to income as incurred.

i. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law (see Note 4.c).

j. Retirement and Pension Plans

The Company has an unfunded retirement plan covering substantially all employees. Under the plan, employees terminating their employment are entitled to lump-sum severance payments based on their rate of pay at the time of termination, years of service and certain other factors.

The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.

The liability for employees' retirement benefits is calculated based on the projected benefit obligations at the balance sheet date.

k. Leases

All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

l. Income Taxes

The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

n. Consumption Tax

Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenues and expenses.

o. Per Share Information

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the ASB. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Basic net income per share for the years ended March 31, 2005, 2004 and 2003 is computed in accordance with the new standard. The net income available to common shareholders used in the computation for 2005, 2004 and 2003 were ¥90,337 million ($844,271 thousand), ¥66,702 million and ¥42,901 million, respectively. The average number of common shares used in the computation was 2,240,000 shares for 2005, 2004 and 2003. Diluted net income per share is not presented in the accompanying non-consolidated financial statements as the Company does not have any dilutive securities.

Cash dividends per share presented in the accompanying non-consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.

p. Related Party Transaction

Related party transactions other than with subsidiaries are not presented herein, as they are disclosed in the consolidated financial statements of the Company and consolidated subsidiaries.

4. ACCOUNTING CHANGES

a. Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effects of replacement-accounting method on the occasion of price plunging.

The effects of this change were to increase operating costs by ¥9,691 million and to decrease operating income and income before income taxes by ¥9,691 million for the year ended March 31, 2004.

Furthermore, the Company revised its estimate of the useful lives relating to aforementioned depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.

The effects of this change were to increase operating costs by ¥4,265 million and to decrease operating income and income before income taxes by ¥4,265 million for the year ended March 31, 2004.

b. Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,817 million ($372,121 thousand) and to decrease operating income and income before income taxes by approximately ¥39,817 million ($372,121 thousand) for the year ended March 31, 2005.

c. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Pursuant to the Nationwide Shinkansen Railway Development Law, the Company was designated by the Minister of Transport as a company necessary and appropriate to provide for allowance for large scale renovation of the Shinkansen infrastructure, where the Company's allowance plan requires an aggregate amount of ¥500,000 million over 15 years from the date of authorization. Such authorization was granted by the Minister of Transport on October 1, 2002. Accordingly, the Company provided ¥16,666 million for the year ended March 31, 2003, which is included in operating costs and expenses (railway) in the accompanying non-consolidated statements of income and retained earnings.

The effect of this change was to decrease operating income and income before income taxes by ¥16,666 million for the year ended March 31, 2003.

5. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Land	**¥ 2,336,817**	¥ 2,339,111	**$ 21,839,411**
Buildings	**469,371**	456,331	**4,386,644**
Structures	**3,383,047**	3,377,493	**31,617,261**
Rolling stock	**721,382**	686,768	**6,741,887**
Machinery and equipment	**376,481**	371,681	**3,518,525**
Construction in progress	**68,374**	97,384	**639,019**
Total	***7,355,474***	*7,328,770*	***68,742,747***
Accumulated depreciation	**(2,679,500)**	(2,491,735)	**(25,042,065)**
Net property and equipment	***¥ 4,675,973***	*¥ 4,837,034*	***$ 43,700,682***

6. LONG-LIVED ASSETS

The Company recognizes all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network.

The Company reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,005 million ($9,392 thousand) as other expense for lands in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines.

These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

7. LONG-TERM DEBT

Long-term debt as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Secured 3.95% Bonds due 2016	**¥ 30,000**	¥ 30,000	**$ 280,373**
Secured 2.825% Bonds due 2017	**50,000**	50,000	**467,289**
Secured 2.18% Bonds due 2018	**30,000**	30,000	**280,373**
Secured 2.6% Bonds due 2020	**50,000**	50,000	**467,289**
Unsecured 2.39% Bonds due 2022	**20,000**	20,000	**186,915**
Unsecured 2.2% Bonds due 2022	**20,000**	20,000	**186,915**
Unsecured 1.49% Bonds due 2012	**10,000**	10,000	**93,457**
Unsecured 1.74% Bonds due 2022	**20,000**	20,000	**186,915**
Unsecured 1.42% Bonds due 2017	**10,000**	10,000	**93,457**
Unsecured 1.15% Bonds due 2022	**25,000**	25,000	**233,644**
Unsecured 1.31% Bonds due 2033	**10,000**	10,000	**93,457**
Unsecured 2.015% Bonds due 2023	**10,000**	10,000	**93,457**
Unsecured 2.20% Bonds due 2024	**10,000**		**93,457**
Unsecured 2.19% Bonds due 2019	**10,000**		**93,457**
Unsecured 1.875% Bonds due 2019	**20,000**		**186,915**
Unsecured 2.21% Bonds due 2024	**10,000**		**93,457**
Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2005 to 2021	**584,710**	635,472	**5,464,583**
Total	***919,710***	*920,472*	***8,595,410***
Less current maturities	**(89,974)**	(100,962)	**(840,878)**
Long-term debt, less current maturities	***¥ 829,735***	*¥ 819,510*	***$ 7,754,532***

The annual maturities of long-term debt outstanding as of March 31, 2005, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 89,974	$ 840,878
2007	109,774	1,025,925
2008	106,684	997,046
2009	65,984	616,672
2010	93,794	876,579
Thereafter	453,496	4,238,310
Total	*¥ 919,710*	*$ 8,595,410*

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounts for all outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($186,915 thousand) as of March 31, 2005 (see Note 13).

All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,682,242 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($186,915 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Long-term payables incurred for purchase of			
the Shinkansen railway ground facilities:			
With average interest rate of 4.50% (2005) and 4.57% (2004),			
due semiannually through 2017	**¥ 1,769,994**	¥ 1,961,318	**$ 16,542,000**
With a fixed interest rate of 6.35%, due semiannually through 2017	**382,323**	465,722	**3,573,112**
With a fixed interest rate of 6.55%, due semiannually through 2051	**583,376**	585,290	**5,452,112**
Other	**10,414**	10,694	**97,336**
Total	***2,746,109***	*3,023,026*	***25,664,560***
Less current maturities	**(199,345)**	(194,635)	**(1,863,037)**
Long-term payables, less current maturities	***¥ 2,546,763***	*¥ 2,828,391*	***$ 23,801,523***

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity and provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥311,125 million ($2,907,710 thousand) and ¥265,335 million as of March 31, 2005 and 2004, respectively, and the related loss on debt assumption amounted to ¥29,789 million ($278,401 thousand) and ¥17,745 million for the years ended March 31, 2005 and 2004, respectively (see Note 13).

The annual maturities of long-term payables as of March 31, 2005, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 199,345	$ 1,863,037
2007	187,038	1,748,018
2008	116,636	1,090,056
2009	122,806	1,147,719
2010	128,742	1,203,196
Thereafter	1,991,540	18,612,534
Total	*¥ 2,746,109*	*$ 25,664,560*

Interest expense on aforementioned long-term payables amounted to ¥152,338 million ($1,423,719 thousand), ¥166,148 million and ¥179,615 million for the years ended March 31, 2005, 2004 and 2003, respectively.

9. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Code.

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥647,780 million ($6,054,018 thousand) as of March 31, 2005, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

10. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40% and 42% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from approximately 42% to 40%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will be realized on or after April 1, 2004 are measured at the effective tax rate of 40% as of March 31, 2004.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Deferred tax assets:			
Liabilities for employees' retirement benefits	**¥ 83,238**	¥ 81,019	**$ 777,925**
Depreciation	**41,111**	37,355	**384,214**
Software	**11,071**	7,589	**103,467**
Railway usage charges	**8,767**	9,159	**81,934**
Accrued bonuses	**7,693**	7,580	**71,897**
Other	**27,346**	26,410	**255,600**
Total	***179,229***	*169,116*	***1,675,037***
Less valuation allowance	**(14,764)**	(14,170)	**(137,991)**
Deferred tax assets	***164,464***	*154,945*	***1,537,046***
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**7,231**	7,223	**67,589**
Property and equipment	**3,876**	3,876	**36,224**
Deferred tax liabilities	**11,108**	11,099	**103,813**
Net deferred tax assets	***¥ 153,356***	*¥ 143,845*	***$ 1,433,233***

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2005 and 2004.

11. LEASES

The Company leases certain assets relating to railway business and other business. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company were ¥747 million ($6,981 thousand) and ¥1,748 million for the years ended March 31, 2005 and 2004, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2005			2004			**2005**		
	Railway Business Property	Other Business Property	Total	Railway Business Property	Other Business Property	Total	Railway Business Property	Other Business Property	Total
Acquisition cost	**¥1,684**	**¥ 225**	**¥ 1,910**	¥2,137	¥ 279	¥ 2,417	**$ 15,738**	**$ 2,112**	**$ 17,850**
Accumulated depreciation	**746**	**144**	**890**	1,055	160	1,216	**6,972**	**1,346**	**8,318**
Net leased property	***¥ 938***	***¥ 81***	***¥ 1,020***	*¥ 1,082*	*¥ 119*	*¥ 1,201*	***$ 8,766***	***$ 766***	***$ 9,532***

Obligations under finance leases :

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 446**	¥ 508	**$ 4,168**
Due after one year	**573**	692	**5,364**
Total	***¥ 1,020***	*¥ 1,201*	***$ 9,532***

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying non-consolidated statements of income and retained earnings, computed by the straight-line method was ¥747 million ($6,981 thousand) and ¥1,748 million for the years ended March 31, 2005 and 2004, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2005 and 2004 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 854**	¥ 854	**$ 7,981**
Due after one year	**6,123**	6,977	**57,224**
Total	***¥ 6,977***	*¥ 7,832*	***$ 65,205***

12. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries of the Company for the years ended March 31, 2005, 2004 and 2003, were as follows:

	Millions of Yen		
	Operating Revenue	Operating Costs and Expenses	Non-operating Transactions
2005			
Subsidiaries	**¥ 15,825**	**¥ 73,239**	**¥ 13,790**
2004			
Subsidiaries	16,432	66,542	22,990
2003			
Subsidiaries	16,878	62,847	18,756

	Thousands of U.S. Dollars		
	Operating Revenue	Operating Costs and Expenses	Non-operating Transactions
2005			
Subsidiaries	**$ 147,897**	**$ 684,476**	**$ 128,878**

Amounts due from (to) subsidiaries of the Company as of March 31, 2005 and 2004, were as follows:

	Millions of Yen			
	2005		2004	
	Current	Non-current	Current	Non-current
Due from subsidiaries	**¥ 7,439**	**¥ 7,932**	¥ 6,592	¥ 3,574
Due to subsidiaries	**77,939**	**3,150**	70,351	3,150

	Thousands of U.S. Dollars	
	2005	
	Current	Non-current
Due from subsidiaries	**$ 69,523**	**$ 74,130**
Due to subsidiaries	**728,401**	**29,439**

13. CONTINGENCIES

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥37,516 million ($350,616 thousand) by the Institute as of March 31, 2005, the proceeds of which are being used for the enhancement of technology development for the Maglev system.

As discussed in Notes 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2005, the Company had contingent obligations of ¥20,000 million ($186,915 thousand) for the bonds and of ¥311,125 million ($2,907,710 thousand) for long-term payables, respectively.

The Company also had contingent liabilities for guarantees of the loans of a subsidiary amounting to ¥66,901 million ($625,242 thousand) at March 31, 2005.

14. SUBSEQUENT EVENT

The following appropriations of retained earnings at March 31, 2005 were approved at the Company's shareholders meeting held on June 23, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥3,000 ($28.04) per share	¥ 6,720	$ 62,803
Bonuses to directors and corporate auditors	284	2,654
Total	*¥ 7,004*	*$ 65,457*

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax:+81-3-3769-8508
www.tohmatsu.co.jp

Deloitte
Touche
Tohmatsu

To the Board of Directors of Central Japan Railway Company:

We have audited the accompanying consolidated balance sheets of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended March 31, 2005, and the accompanying non-consolidated balance sheets of Central Japan Railway Company as of March 31, 2005 and 2004, and the related non-consolidated statements of income and retained earnings for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated and non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and non-consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,

(1) The consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

(2) The non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Japan Railway Company as of March 31, 2005 and 2004, and the results of its operations for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 4 to the consolidated financial statements and Note 4 to the non-consolidated financial statements, the Company changed its method of accounting for depreciation for the buildings and structures of Shinkansen railway ground facilities as of April 1, 2004, depreciation for the replacement assets of Shinkansen railway ground facilities as of April 1, 2003, and the accounting for allowance for large scale renovation of the Shinkansen infrastructures as of October 1, 2002.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 of the consolidated financial statements and the non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 23, 2005

International Comparison in Fundamentals

○GDP per Capita (2003) (U.S.$)


40,000
30,000
20,000
10,000
0
37,624
29,931
28,016
27,666
28,303
Japan
U.K.
Germany
France
U.S.

Source: OECD

○Population Density (2003) (per square kilometer)


400
300
200
100
0
338
243
231
109
31
Japan
U.K.
Germany
France
U.S.

Source: OECD

Railway Operations in Japan

○Railways' Share in Total Domestic Passenger Transportation (% of passenger-kilometers traveled)


Ships 0.3%
Airlines 6.4%
Railways 29.1%
Automobiles 64.2%

Source: Ministry of Land, Infrastructure and Transport
Data: FY2003.3

○Railways' Share in Total Domestic Passenger Transportation (by distance traveled)


Ships
100%
80%
60%
40%
20%
Automobiles
Airlines
Non-JR Railways
JR
0km—100km
100km—300km
300km—500km
500km—750km
750km—1000km
1000km—

Source: Research and Analyses of Regional Freight and Passenger Flows Data: FY2004.3
Ministry of Land, Infrastructure and Transport

■JR Central's Market Area

○Percentage of Japan as a Whole



JR Central's Market Area
other
GDP (nominal) (FY2002.3)
63.4%
36.6%
Population (As of the end of March 2004)
58.4%
41.6%
50

Note: JR Central's market area includes the following prefectures:
Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

○Population Density (As of the end of March 2004)



Japan (as a whole)
100(Base)
JR Central's Market Area
246
100
200

Sources: Population-Residential Register (Data: End of March 2004), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP-Annual Report on Prefectural Accounts (Data: FY2002.3), Economic and Social Research Institute, Cabinet Office

■Comparison with Airline Transportation

○Services

(As of August 2005)

Between Tokyo and ...		Osaka (552.6 km)	Okayama (732.9 km)	Hiroshima (894.2 km)	Fukuoka (1,174.9 km)
Travel Time	Shinkansen	2 hr 30 min	3 hr 16 min	3 hr 51 min	4 hr 58 min
	Airlines	1 hr (About 2 hr 30 min)	1 hr 10 min (About 3 hr)	1 hr 15 min (About 3 hr 10 min)	1 hr 30 min (About 2 hr 40 min)
Departures per day	Shinkansen	228	117	69	45
	Airlines	94	18	30	90

Notes: 1. Travel time is in case of the fastest service
2. Travel times in parentheses include transfer and access times from airports to city centers

○Market Share



JR Central
JR West
Tokyo
Nagoya
Osaka
Okayama
Hiroshima
Fukuoka
Tokyo Area～ Nagoya Area 60 thousand passengers per day
Approx. 100%
Tokyo Area～ Osaka Area 114 thousand passengers per day
81%
19%
Tokyo Area～ Okayama Prefecture 7 thousand passengers per day
57%
43%
Tokyo Area～ Hiroshima Prefecture 13 thousand passengers per day
47%
53%
Railway
Airlines
Tokyo Area～ Fukuoka Prefecture 26 thousand passengers per day
9%
91%
Railway
Airlines

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the Inter-Regional Passenger Mobility Survey (FY2004.3), published by the Ministry of Land, Infrastructure and Transport
Railway market share of FY2005.3 is as follows according to our own estimate. Tokyo Area~Nagoya Area:100% Tokyo Area~Osaka Area:80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki Nagoya Area: Aichi, Mie, Gifu Osaka Area: Osaka, Kyoto, Hyogo, Nara

○**Route Length**
(kilometers)


40,000
30,000
20,000
10,000
0
1,978
7,527
5,032
29,269 ※2
36,044
16,652 ※3
36,491
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
ATOC (U.K.)
Amtrak (U.S.)

○**Number of Employees**※4


250,000
200,000
150,000
100,000
50,000
0
15,644
57,975
27,581
175,235 ※5
249,251
N/A
20,905
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

○**Train-Kilometers**
(passenger train; thousand kilometers)


800,000
600,000
400,000
200,000
0
94,273
259,594
199,776
385,329
709,794
446,200
60,283
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

○**Passenger Revenues**
(millions of US$)※6


15,000
12,000
9,000
6,000
3,000
0
10,061
15,770
7,099
10,849
13,605
6,749
1,371
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Abbreviations: JR Central: Central Japan Railway Company
JR East: East Japan Railway Company
JR West: West Japan Railway Company
SNCF: Société Nationale des Chemins de fer Français (French National Railways)
DB AG: Deutsche Bahn AG (German Railways)
TOCs: Train Operating Companies
Amtrak: National Railroad Passenger Corporation

Sources: Statistique Internationale des Chemins de fer, Union Internationale des Chemins de fer Railroad Statistics Annual Report, Ministry of Land, Infrastructure and Transport, Japan Asset securities reports

○**Number of Passengers**
(thousands)



6,000,000
4,500,000
3,000,000
1,500,000
0
5,885,713
1,789,062
1,681,734
1,014,000
879,449
495,773
24,595
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

○**Passenger-Kilometers**
(million passenger-kilometers)



150,000
120,000
90,000
60,000
30,000
0
125,752
71,937
69,596
52,142
49,273
40,400
9,141
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

○**Average Traffic Density**
(daily passenger-kilometers/route length)



80,000
60,000
40,000
20,000
0
68,255
45,773
28,389
6,734
5,290
6,647
686
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

○**Passenger Revenues per Train-Kilometer**
(US$ per kilometer)※6



100
80
60
40
20
0
106.7
60.8
35.5
28.2
19.2
15.1
22.8
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Notes:
1. Data of Japan and U.K. for April 2003–March 2004
All other data for January 2003–December 2003
※2. Data of RFF (Réseau Ferré de France)
※3. Data of Network Rail Ltd.
※4. Total number of employees including staff for freight traffic, affiliated businesses, etc.
Data of JR companies are as of March 31, 2004. Other data are annual means.
※5. Sum of the data of SNCF and RFF
※6. Based on the exchange rates as of the end of applicable fiscal year

Appendix 3—Financial Comparison of Three JR Companies (FY 2005.3)

■*Consolidated*

○**Return on Equity** (%)


12
6
0
11.9
9.8
11.8
JR Central
JR East
JR West

○**Net Income/Total Assets** (%)


2.50
1.25
0
1.8
1.7
2.5
JR Central
JR East
JR West

○**Operating Income / Operating Revenues** (%)


30
15
0
24.7
14.1
10.9
JR Central
JR East
JR West

○**Interest Coverage Ratio** (times)※


3.0
1.5
0.0
1.9
2.4
3.1
JR Central
JR East
JR West

※(Operating income + Interest and dividend income) / Interest expense

○**Total Long-Term Debt and Long-Term Payables / Operating Revenues** (times)


3.0
1.5
0.0
2.7
1.5
0.9
JR Central
JR East
JR West

○**Equity Ratio** (%)


20
10
0
16.0
17.6
22.2
JR Central
JR East
JR West

○**Fixed Ratio** (%)


800
400
0
604.0
533.9
410.1
JR Central
JR East
JR West

○**Current Ratio** (%)


40
20
0
28.2
35.6
43.1
JR Central
JR East
JR West

○**Shareholders' Equity per Share** (¥)


400,000
200,000
0
379,871
296,105
262,232
JR Central
JR East
JR West

○**Earnings per Share** (EPS) (¥)


40,000
20,000
0
42,806
27,868
29,462
JR Central
JR East
JR West

■*Non-Consolidated*

○**Operating Revenues per Employee**
(thousands of yen)


60,000
30,000
0
57,744
27,885
26,824
JR Central
JR East
JR West

○**Dividend Payout Ratio** (%)


30
15
0
13.6
27.1
25.0
JR Central
JR East
JR West

Stock Price


(yen)
1,050,000
1,000,000
950,000
900,000
850,000
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
Oct. 2001
Dec. 2001
Feb. 2002
Apr. 2002
Jun. 2002
Aug. 2002
Oct. 2002
Dec. 2002
Feb. 2003
Apr. 2003
Jun. 2003
Aug. 2003
Oct. 2003
Dec. 2003
Feb. 2004
Apr. 2004
Jun. 2004
Aug. 2004
Oct. 2004
Dec. 2004
Feb. 2005
Apr. 2005
Jun. 2005
Aug. 2005

Major Shareholders

(As of March 31, 2005)

	Number of shares held	Percentage of total issued shares
JNR Settlement Headquarters of the Japan Railway Construction, Transport and Technology Agency	886,071	39.56%
Mizuho Corporate Bank, Ltd.	111,978	5.00%
The Master Trust Bank of Japan, Ltd. (UFJ Bank, Limited Retirement Benefit Trust Account)	71,250	3.18%
Japan Trustee Services Bank, Ltd. (Trust Account)	69,723	3.11%
The Master Trust Bank of Japan, Ltd. (Trust Account)	64,308	2.87%
JR Central Employee Shareholding Association	41,776	1.87%
Nippon Life Insurance Company	41,600	1.86%
Toyota Motor Corporation	40,000	1.79%
The Dai-ichi Mutual Life Insurance Company	34,000	1.52%
The Bank of Tokyo-Mitsubishi, Ltd.	30,784	1.37%
Total	1,391,490	62.12%

In July 2005, the JNR Settlement Headquarters of the Japan Railway Construction, Transport and Technology Agency sold 600,000 shares in JR Central.

Corporate Data

(As of March 31, 2005)

Company Name
Central Japan Railway Company

Head Office
JR Central Towers
1-1-4, Meieki, Nakamura-ku,
Nagoya, Aichi 450-6101, Japan

Tokyo Head Office
JR Central Building A
2-1-85, Konan, Minato-ku,
Tokyo 108-8204, Japan

Washington Office
900 17th Street, N.W., Suite 420,
Washington, DC 20006, U.S.A.
Tel: +1-202-429-1900
Fax: +1-202-429-1917

London Office
Bucklersbury House, 83 Cannon Street
London EC4N 8NH, U.K.
Tel: +44-207-213-0420
Fax: +44-207-213-0429

Sydney Office
Suite 1901, Gateway,
1 Macquarie Place, Sydney
N.S.W., 2000, Australia
Tel: +61-2-9247-0900
Fax: +61-2-9247-0911

Paid-in Capital
¥112 billion

Number of Shares
Authorized: 8,960,000
Issued: 2,240,000

Share Listings
Nagoya, Tokyo and Osaka

Number of Shareholders
117,969

Number of Employees
15,438

Route Length
1,970.8 kilometers

Tokaido Shinkansen
552.6 kilometers

Conventional Lines
1,418.2 kilometers

Double- and Multi-Tracked Segment Length
1,086.8 kilometers (55.1% of total route length)

Electrified Section Length
1,491.7 kilometers (75.4% of total route length)

Number of Stations
402

Number of Rolling Stock
4,626

URL : http://jr-central.co.jp
For further information, please contact:
Investor Relations, Corporate Planning Division
Tel: +81-52-564-2413, Fax: +81-52-587-1300
E-mail : ir.msd@jr-central.co.jp
International Department, Corporate Planning Division
Tel: +81-3-6711-9533, Fax: +81-3-6711-9702


JR-CENTRAL

目次

鉄道事業

1 営業基盤
2 東海道新幹線輸送人キロとGDPの推移
3 東海道新幹線の特徴
4 東海道新幹線の競争力強化①
5 東海道新幹線の競争力強化②
6 東海道新幹線の競争力強化③
7 新幹線輸送
8 在来線輸送
9 鉄道の環境優位性と更なる向上への取組み
10 中央新幹線

関連事業

11 連結子会社営業収益の推移
12 JR東海グループ会社一覧
13 JRセントラルタワーズ・JR東海新横浜駅ビル(仮称)

財務・経営

14 長期債務(単体)
15 減価償却費、設備投資額の推移
16 事業運営の効率化(単体)
17 単体決算の推移
18 連結決算の推移
19 当社の経営指標の推移
20 輸送データ

沿革

21 国鉄改革

将来見通しに関する注意事項

"ファクト・シート 2005" に記載されている将来の計画や見込み数値等は、当社が現在入手可能な情報に基づく見通しであり、リスクや不確実性を含んでいます。潜在的なリスクや不確実性の例としては、経済動向や事業環境、消費動向、当社および子会社における他社との競合状況、法律や規制等の変更などが挙げられます。

※平成18(2006)年3月期の計画値は第1四半期決算発表時点のものです。

CONTENTS

Railway Business

1 JR Central's Operations
2 Tokaido Shinkansen Passenger-kilometers and Japan's GDP
3 Characteristics of Tokaido Shinkansen
4 Strengthening the Competitiveness of the Tokaido Shinkansen ①
5 Strengthening the Competitiveness of the Tokaido Shinkansen ②
6 Strengthening the Competitiveness of the Tokaido Shinkansen ③
7 Performance of Shinkansen
8 Performance of Conventional Railway
9 Environmental Conservation Activities
10 Chuo Shinkansen

Affiliated Businesses

11 Operating Revenues of Consolidated Subsidiaries
12 JR Central's Group Companies
13 JR Central Towers / JR Central Shin-Yokohama Station Building (Tentative)

Financial and Managerial Data

14 Long-Term Debt and Long-Term Payables (Non-Consolidated)
15 Depreciation and Capital Investment
16 Improving Operating Efficiency (Non-Consolidated)
17 Non-Consolidated Financial Data
18 Consolidated Financial Data
19 Financial Statement Ratios
20 Transportation Data

History

21 Restructuring of Japanese National Railways (JNR)

Forward-Looking Statements

Throughout this fact sheets, forward-looking statements,such as business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

※Forecast figures of FY 2006.3 are as of the end of June 2005

CENTRAL JAPAN RAILWAY COMPANY

FACT SHEETS 2005 ファクト・シート

東海旅客鉄道株式会社

営業路線図 Route Map



猪谷 Inotani
塩尻 Shiojiri
高山本線/Takayama
辰野 Tatsuno
美濃赤坂 Mino-akasaka
美濃太田 Mino-ota
中央本線/Chuo
大垣 Ogaki
岐阜 Gifu
太多線/Taita
甲府 Kofu
多治見 Tajimi
飯田線/Iida
東京 Tokyo
米原 Maibara
名古屋 Nagoya
身延線/Minobu
京都 Kyoto
関西本線/Kansai
大府 Obu
御殿場線/Gotemba
亀山 Kameyama
武豊線/Taketoyo
富士 Fuji
新大阪 Shin-Osaka
武豊 Taketoyo
国府津 Kozu
名松線/Meisho
東海道本線/Tokaido
沼津 Numazu
熱海 Atami
伊勢奥津 Ise-okitsu
多気 Taki
松阪 Matsusaka
豊橋 Toyohashi
静岡 Shizuoka
参宮線/Sangu
紀勢本線/Kisei
鳥羽 Toba
東海道新幹線 Tokaido Shinkansen
新宮 Shingu

営業キロ Operating Kilometers

東海道新幹線 Tokaido Shinkansen		552.6 km
在来線 Conventional Railway	東海道本線 Tokaido Line	360.1 km
	御殿場線 Gotemba Line	60.2 km
	身延線 Minobu Line	88.4 km
	飯田線 Iida Line	195.7 km
	武豊線 Taketoyo Line	19.3 km
	高山本線 Takayama Line	189.2 km
	中央本線 Chuo Line	174.8 km
	太多線 Taita Line	17.8 km
	関西本線 Kansai Line	59.9 km
	紀勢本線 Kisei Line	180.2 km
	名松線 Meisho Line	43.5 km
	参宮線 Sangu Line	29.1 km
	在来線計 Subtotal	1,418.2 km
合計 Total		**1,970.8 km**

複線化率
Double and Multi-Tracked Section

55.1% (1,086.8 km)

電化率
Electrified Section

75.4% (1,491.7 km)

CTC化率
Centralized Traffic Control

97.5% (1,922.3 km)

自動信号化率
Automatic Signaling System

97.8% (1,927.3 km)

当社エリアデータ Market Area Data

人口分布図 Population Distribution



当社マーケットエリア
JR Central's Market Area
58.4%
東海道新幹線
Tokaido Shinkansen

県別総生産 Prefectural GDP



当社マーケットエリア
JR Central's Market Area
63.4%
30兆円以上 Over ¥30 trillion
10兆円以上、30兆円未満
¥10 trillion-¥30 trillion
5兆円以上、10兆円未満
¥5 trillion-¥10 trillion
5兆円未満 Under ¥5 trillion

注　当社マーケットエリアは以下の都府県を対象として計算
東京都、神奈川県、千葉県、埼玉県、茨城県、静岡県、山梨県、長野県、愛知県、三重県、岐阜県、滋賀県、大阪府、京都府、兵庫県、奈良県

出典　人口：総務省自治行政局「住民基本台帳人口要覧」(平成16(2004)年3月末データ)
県内総生産：内閣府経済社会総合研究所「県民経済計算年報」(平成13(2001)年度データ)

Note: JR Central's market area includes the following prefectures: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

Sources: Population - *Residential Register* (Data: End of March 2004), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications

GDP - *Annual Report on Prefectural Accounts* (Data: FY 2002.3), Economic and Social Research Institute, Cabinet Office, Government of Japan

乗車人員ベスト10駅 Top 10 Stations in terms of Number of Passengers

(単位：千人　平成16(2004)年度1日平均)
(thousand passengers, daily average of FY 2005.3)



0
20
40
60
80
100
120
140
160
180
名古屋 Nagoya 177
東京 Tokyo 90
新大阪 Shin-Osaka 63
静岡 Shizuoka 60
金山 Kanayama 47
浜松 Hamamatsu 38
三島 Mishima 29
京都 Kyoto 29
千種 Chikusa 28
岐阜 Gifu 28

注　東京駅・京都駅・新大阪駅については新幹線のみの乗車人員
Note: The figures for Tokyo, Kyoto and Shin-Osaka Stations indicate Shinkansen passengers only

東海道新幹線輸送人キロとGDPの推移　TOKAIDO SHINKANSEN PASSENGER-KILOMETERS AND JAPAN'S GDP



(億人キロ 100 million passenger-kilometers)
(兆円 ¥ trillion)
450
400
350
300
250
200
150
600
500
400
300
200
100
0
国鉄 Japanese National Railways (JNR)
JR東海 Central Japan Railway Company
(100) 315
324
332
338
351
367
378
(126) 396
423
441
467
478
483
478
489
500
519
522
517
521
537
531
536
554
(181) 569
(100) 287
286
285
292
292
306
310
(112) 321
363
374
413
418
407
405
389
398
410
411
394
389
397
406
396
403
(145) 416
416
昭和55年度 (1980) 1981.3
56年度 (1981) 1982.3
57年度 (1982) 1983.3
58年度 (1983) 1984.3
59年度 (1984) 1985.3
60年度 (1985) 1986.3
61年度 (1986) 1987.3
62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度(予想) (2005) 2006.3 (forecast)
輸送人キロ(国鉄) Passenger-kilometers (JNR)
輸送人キロ(JR東海) Passenger-kilometers (JR Central)
GDP(実質) GDP (Real)

注　(　) 内は昭和55(1980)年度を100とした場合の指数
(平成6(1994)年以降は固定基準年方式(1995暦年基準)による参考系列を使用)
出典　「国民経済計算年報」(内閣府経済社会総合研究所)

Note: (　) index, FY 1981.3=100
From 1994: Using Reference Series based on Fixed-Based (based year 1995)
Source: GDP — *Annual Report on National Accounts*, published by the Economic and Social Research Institute, Cabinet Office, Government of Japan

東海道新幹線の特徴 CHARACTERISTICS OF TOKAIDO SHINKANSEN

安全 Safety

開業以来、列車事故等による人身事故は皆無
No passenger fatalities and injuries in over 40 years since operations commenced

安全関連設備への継続的投資
Continuous safety-related investments

人材教育・訓練による安全意識・技能の向上
Highly-skilled personnel with safety awareness through comprehensive training

正確 Punctuality

平均遅延時分 0.7分／列車（平成17（2005）年3月期） Average delay 0.7 min/train (FY 2005.3)

高速 Rapidity

最高速度 270km/h Maximum speed of 270 km/h

東京～新大阪間（552.6km） 2時間30分（最速列車による到達時間）
2 hour 30 minutes between Tokyo and Shin-Osaka Stations (Based on the travel time of the westbound fastest Shinkansen train at the time)

高頻度 Frequency

列車本数 295本／日（平成17（2005）年4月現在（臨時列車を除く）） 295 regular departures daily (as of April 2005)

供給力 Volume

1日あたり輸送能力：約27万人（新幹線）… 約4万人（航空） （東京～大阪間 平成17（2005）年4月現在）
Daily passenger capacity: Approx. 270 thousand for Shinkansen vs. approx. 40 thousand for airlines (between Tokyo and Osaka, as of April 2005)

座席数：約1,300席／列車 Approx. 1,300 seats/train

輸送人員：374千人／日、137百万人／年（平成17（2005）年3月期）
Passenger Ridership: 374 thousand passengers/day, 137 million passengers/year (FY 2005.3)

環境適合性 Environmental Suitability

高いエネルギー効率、少ないCO_2排出量（東海道新幹線の単位輸送量あたりの消費エネルギーは航空機の約5分の1、700系車両の単位輸送力あたりのCO_2排出量は東京～大阪間で航空機（B747-400）の約1/10）
High energy efficiency and low CO_2 emissions: Approx. one-fifth energy consumption (*) and one-tenth CO_2 emissions (**) of airplanes (B747-400)

(*) Based on the energy consumed in carrying one passenger over one kilometer
(**) Based on CO_2 emissions for the route linking Tokyo and Osaka (one-way, per one seat)

快適性 Comfort

広い車内空間、静かな車内 Spacious interior and quiet ride

航空輸送サービスとの比較 Comparison with Airline Transportation Services

（平成17（2005）年8月現在 As of August 2005）

東京～（営業キロ） Between Tokyo and …		大阪（552.6 km） Osaka (552.6 km)	岡山（732.9 km） Okayama (732.9 km)	広島（894.2 km） Hiroshima (894.2 km)	福岡（1,174.9 km） Fukuoka (1,174.9 km)
移動時間 Travel Time	新幹線 Shinkansen	2時間30分 2 hr 30 min	3時間16分 3 hr 16 min	3時間51分 3 hr 51 min	4時間58分 4 hr 58 min
	航空 Airlines	1時間（約2時間30分） 1 hr (About 2 hr 30 min)	1時間10分（約3時間） 1 hr 10 min (About 3 hr)	1時間15分（約3時間10分） 1 hr 15 min (About 3 hr 10 min)	1時間30分（約2時間40分） 1 hr 30 min (About 2 hr 40 min)
発車・離陸数/日 Departures per day	新幹線 Shinkansen	228	117	69	45
	航空 Airlines	94	18	30	90

注 1.移動時間は最速列車または最速便による
2.（ ）は市中から空港までのアクセス時間等を含む

Notes: 1.Travel times is in case of the fastest service
2.Travel times in parentheses include transfer and access times from airports to city centers

マーケットシェア Market Share



JR東海 JR Central
JR西日本 JR West
東京 Tokyo
名古屋 Nagoya
大阪 Osaka
岡山 Okayama
広島 Hiroshima
博多 Hakata
鉄道 Railway
航空 Airlines
東京圏～名古屋圏 60千人/日 Tokyo Area–Nagoya Area 60 thousand passengers/day
Approx. 100%
東京圏～大阪圏 114千人/日 Tokyo Area–Osaka Area 114 thousand passengers/day
81%
19%
東京圏～岡山 7千人/日 Tokyo Area–Okayama Prefecture 7 thousand passengers/day
57%
43%
東京圏～広島 13千人/日 Tokyo Area–Hiroshima Prefecture 13 thousand passengers/day
47%
53%
東京圏～福岡 26千人/日 Tokyo Area–Fukuoka Prefecture 26 thousand passengers/day
9%
91%

注 1.マーケットシェア：「旅客地域流動調査」（平成15（2003）年度）における府県相互間旅客輸送人員表による
平成16（2004）年度の鉄道のマーケットシェア（当社試算）：
東京圏～名古屋圏：100% 東京圏～大阪圏：80%
2.東京圏：東京都、神奈川県、千葉県、埼玉県、茨城県
名古屋圏：愛知県、三重県、岐阜県
大阪圏：大阪府、京都府、兵庫県、奈良県

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the *Inter-Regional Passenger Mobility Survey* (FY 2004.3), published by the Ministry of Land, Infrastructure and Transportation
Railway market share of FY 2005.3 is as follows according to our own estimate
Tokyo Area~Nagoya Area: 100% Tokyo Area~Osaka Area: 80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki
Nagoya Area: Aichi, Mie, Gifu
Osaka Area: Osaka, Kyoto, Hyogo, Nara

東海道新幹線の競争力強化① STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ①

JR-CENTRAL

平成15(2003)年10月ダイヤ改正の概要 October 1, 2003 Timetable Revision

抜本的なダイヤ改正 Drastic Timetable Revision

①東海道新幹線を走行する全列車の最高速度270km/h化を完了
Enabled all Tokaido Shinkansen trainsets to operate at maximum 270 km/h

②「のぞみ」を1時間あたり最大7本運行する「のぞみ」主体のダイヤを導入
Increased the maximum "*Nozomi*" hourly departures from three to seven (in each direction)

品川駅新設 Opening of the Shinagawa Shinkansen Station

①首都圏における東海道新幹線へのアクセスの利便性が向上し、東京南西部発着のお客様のトータルの旅行時間を20～30分短縮
Reduced total travel time between southwestern parts of Tokyo and Osaka by 20 to 30 minutes with improved access to Tokaido Shinaknsen

②将来の輸送能力を最大1時間15本運転まで増強するために必要となる最も重要な輸送基盤を整備
Built basic infrastructure necessary to increase capacity to maximum fifteen hourly departures

③災害等によりダイヤが乱れた場合の正常ダイヤへの復帰が短縮でき、ダイヤの弾力性が向上
Achieved shorter timetable recovery time in the event of natural disasters etc.

料金 Introduction of New Fare Structure

①「のぞみ」の指定席特急料金を値下げ 例：東京～新大阪 △670円
Reduced the surcharge for "*Nozomi*" such as ¥670 reduction between Tokyo and Shin-Osaka

②「のぞみ」に、「ひかり」「こだま」の自由席特急料金と同額で利用できる自由席を新設
Introduced non-reserved seating for "*Nozomi*" with the same surcharge as "*Hikari*" and "*Kodama*"

平成17(2005)年3月ダイヤ改正の概要 March 1, 2005 Timetable Revision

①700系車両を6編成新製・投入し、1時間あたり「のぞみ」本数を最大7本から8本に増発
Increased the maximum "*Nozomi*" hourly departures to eight by introducing six Series 700 trainsets

②東京～新神戸・岡山間の「のぞみ」を終日にわたり概ね20分間隔とするため、東京～新大阪間の「のぞみ」のうち7往復を山陽区間に延長運転
Increased "*Nozomi*" hourly departures connecting Tokyo and Shin-Kobe or Okayama to three

③品川駅に停車する「のぞみ」を増加（90本⇒110本）（臨時列車を除く）
Increased regular "*Nozomi*" services stopping at Shinagawa from 90 to 110

「のぞみ」の設定本数と利用状況 Daily "*Nozomi*" Departures and Passenger Volume



(本/日 Trains / day)
(千人/日 Thousand passengers / day)
160
120
80
40
0
62
103
146
75
137
149
平成15(2003)年3月 2003.3
平成16(2004)年3月 2004.3
平成17(2005)年3月 2005.3
設定本数 Departures
利用状況 Passenger Volume

東海道新幹線品川駅へのアクセス図 Access to the Shinagawa Shinkansen Station



便利になる地域
(東京南西部)
Benefiting area
(Southwestern Tokyo)
アクセス時間が短縮される地域
……20～30分短縮
Reducing access time
by 20~30 minutes
新宿 Shinjuku
渋谷 Shibuya
東京 Tokyo
7km
品川
Shinagawa
東海道新幹線
Tokaido Shinkansen
大阪
Osaka
新横浜
Shin-Yokohama

東海道新幹線の競争力強化② STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ②

JR-CENTRAL

次世代新幹線N700系の導入 Introduction of the Next Generation Shinkansen Rolling Stock Series N700

①700系を更に進化させた東海道・山陽新幹線として最速の車両（最高速度　東海道区間　270km/h、山陽区間　300km/h）

The fastest high-tech rolling stock for the Tokaido-Sanyo Shinkansen with a maximum speed of 270 km/h for the Tokaido section and 300 km/h for the Sanyo section

②曲線通過速度および加速性能の向上

Increases the speed on curves and improves acceleration performance

③乗り心地、静粛性の向上

Improves ride quality including comfort and quietness

④環境への適合性を追求（700系と比較して10%の省エネルギー化）

Achieves lower energy consumption by approx. 10% than that of the Series 700

⑤運用開始予定：
平成19（2007）年
Scheduled to be introduced in 2007



N700系
Series N700

新ATC（自動列車制御装置）システムの開発 Development of a New ATC System

①スムーズなブレーキ制御による乗り心地およびダイヤの弾力性の向上

Improves ride quality and timetable flexibility by smoother braking control

②機器のマイクロエレクトロニクス化によるシステムの信頼性のさらなる向上

Enhances system reliability through the use of micro-electronic technology

③運用開始予定：
平成18（2006）年3月期末
Scheduled to be in use by the end of FY 2006.3


(km/h)
270
230
170
30
0
新しいATC New ATC
現在のATC Present ATC
前方列車 Preceding train

「現在のATC」と「新しいATC」の比較
Comparison between Present ATC and New ATC

競争力強化のプロセス The Process of Enhancing Competitiveness

年 Year	輸送関連 Transportation service	年 Year	営業・サービス関連 Sales, campaign and other customer service
昭和62(1987)年 1987	東海旅客鉄道株式会社 発足 Establishment of JR Central		
		昭和62(1987)年 1987	「シンデレラエクスプレス」キャンペーン実施 The "Cinderella Express" campaign begins, targeting young people.
昭和63(1988)年 1988	新幹線速度向上の検討を開始 Examination on improving the Shinkansen speed begins.	昭和63(1988)年 1988	「おとどけ端末」のサービス開始 The service of "Otodoke ticketing system" begins for corporate customers, enabling them to receive tickets in their offices. 「クリスマスエクスプレス」キャンペーン実施 The "Christmas Express" campaign begins, targeting young people.
平成元(1989)年 1989	東海道新幹線輸送力増強の検討を開始 Examination on enhancing the transportation capacity of the Tokaido Shinkansen begins.	平成元(1989)年 1989	東海道新幹線の車内文字ニュース提供開始 A scrolling news headline display service begins via electronic notice boards on the Tokaido Shinkansen. 「JR東海エクスプレスカード」のサービスを開始 JR Tokai Express Card service begins for individual customers, enabling them to book reserved seats by telephone.
平成2(1990)年 1990	300系試験車両の走行試験開始 Test runs on the Series 300 pre mass-production trainset begin.	平成2(1990)年 1990	(株)ジェイアール東海ツアーズが営業を開始 JR Tokai Tours is established. 「ぷらっとこだま」発売開始 Sales of "PLAT Kodama" discounted travel package begins.
平成3(1991)年 1991	300系走行試験で国内最高速度(当時)325.7km/hを達成 The Series 300 pre mass-production trainset achieves a domestic maximum speed (at the time) of 325.7 km/h.		
平成4(1992)年 1992	のぞみ(300系)の営業運転を開始、営業運転時の最高時速270kmを実現 "*Nozomi*" (the Series 300) begins commercial operation. A maximum speed of 270 km/h is achieved in commercial operation.		
平成5(1993)年 1993	のぞみの1時間1本運転を開始 "*Nozomi*" begins operating at an interval of one train per every one hour.	平成5(1993)年 1993	「京都・奈良キャンペーン」開始 The "Kyoto-Nara" Campaign begins, targeting tourists.
平成7(1995)年 1995	300X試験車両による走行試験を開始 Test runs on the 300X experimental rolling stock begins.		
平成8(1996)年 1996	300X試験車両が走行試験で国内最高の443.0km/hを記録 The 300X experimental rolling stock achieves a domestic maximum speed (at the time) of 443.0 km/h.		
平成9(1997)年 1997	東海道新幹線品川駅工事に着工 Construction on the Shinagawa Shinkansen Station begins. 700系試験車両による走行試験を開始 Test runs on the Series 700 pre-mass production trainset begins.	平成9(1997)年 1997	新幹線自動券売機(ATV)および新幹線自動改札機の導入を開始 Introduction of automatic ticket vendors and automatic ticket gates begins.
平成11(1999)年 1999	700系の営業運転を開始 The Series 700 begins commercial operation.	平成11(1999)年 1999	「新幹線ビジネスきっぷ」発売開始 Sales of the "Shinkansen Business multi-trip tickets" begins.
		平成12(2000)年 2000	「クリスマスエクスプレス2000」キャンペーン実施 The "*Christmas Express 2000*" campaign begins, targeting young people.
平成13(2001)年 2001	のぞみの30分間隔運転を開始 "*Nozomi*" begins operating at 30 minute intervals.	平成13(2001)年 2001	「エクスプレス予約」サービス開始 The "Express Reservation" service begins, enabling customers to make or change reservations via Internet browsers of mobile phones and PCs.
平成15(2003)年 2003	東海道新幹線品川駅開業 The Shinagawa Shinkansen Station is opened. 東海道新幹線の全列車の最高速度を270km/h化 The maximum speed of 270km/h for all Tokaido Shinkansen trainsets is attained. 抜本的なダイヤ改正(1時間あたり最大でのぞみ7本) Drastic timetable revisions are implemented (maximum seven "*Nozomi*" hourly departures).	平成15(2003)年 2003	「のぞみ」指定席特急料金の値下げ・「のぞみ」自由席の設定 Along with lowered surcharges for "*Nozomi*", non-reserved seats are introduced with the same surcharge as "*Hikari*" and "*Kodama*". 「エクスプレス予約」による「e特急券」の値下げ The surcharge of "e-express" tickets through the "Express Reservation" service is reduced to be lower than that of a regular non-reserved seat. 「新幹線回数券」の発売開始 Sales of the "Shinkansen multi-trip tickets" begins. JR東海「50+(フィフティ・プラス)」を発足 A membership-based travelers' service "JR Central 50+" begins, targeting the growing segment of customers 50 years of age and older. 「Ambitious Japan!」キャンペーン実施 The "Ambitious Japan!" campaign begins, targeting business users.
		平成16(2004)年 2004	「東海道新幹線40周年」キャンペーン実施 The "*Tokaido Shinkansen 40th Anniversary*" campaign begins.
平成17(2005)年 2005	1時間あたり最大でのぞみ8本のダイヤ改正 Timetable revisions are implemented (maximum eight "*Nozomi*" hourly departures). N700系試験車両による走行試験を開始 Test runs on the Series N700 pre mass-production trainset begins.	平成17(2005)年 2005	「愛知万博」キャンペーン実施 The "Expo 2005 Aichi" campaign begins.

「エクスプレス予約」 "Express Reservation" Service

①ITの活用により、きっぷの予約や受取に要する時間を含めたトータルの旅行時間を短縮することで、ビジネス客を中心としたヘビーユーザーの利便性を向上
Increased the convenience for business/heavy users, by reducing the overall Shinkansen travel time

②携帯電話やパソコンを通じて、どこからでもお客様ご自身で東海道新幹線の指定席を何度でも予約・変更可能
Enabled customers to make or change reservations via Internet browsers of mobile phones and PCs

③通常の自由席特急券よりも割安で東海道新幹線の指定席を利用できる最も有利なサービス
Established as the most advantageous service wherein reserved seats on the Tokaido Shinkansen can be purchased cheaper than regular non-reserved seats

④平成18(2006)年夏にはサービス対象区間を東海道新幹線(東京～新大阪)から、直通列車が運行される東海道・山陽新幹線全線(東京～博多)へと拡大
Plans to extend the service coverage in summer 2006 to encompass Sanyo Shinkansen

⑤平成20(2008)年3月期中に、きっぷの受取も不要とする「エクスプレス予約ICサービス」を導入し、更なる利便性の向上を図る
Plans to introduce IC card services allowing ticket-less service in FY 2008.3

JR東海「50+(フィフティ・プラス)」 "JR Central 50+"

①50歳以上の方を対象に付加価値の高い旅行をリーズナブルな価格で直接ご提案していく、入会金・会費が無料の旅クラブ
Offers reasonably-priced tour packages utilizing the Tokaido Shinkansen to the growing segment of customers 50 years of age and older

②会員本人だけでなく、同行者も年齢に関係なく同じ条件で会員専用のオリジナル・ツアーに参加可能
Without any registration or membership fees, the member-exclusive original tours are offered to not only members themselves, but also their travel companions regardless of age under the same conditions

③今後は、特に「のぞみ」の供給力増大に呼応した旅行商品を積極的に展開するなど、東海道新幹線の輸送力の有効活用を図る
Actively marketing tour packages to utilize increased capacity of "*Nozomi*"

「エクスプレス予約」実績の推移 "Express Reservation" Service


(千人 Thousands)
(千件/日 Thousands/days)
400
300
200
100
0
25
20
15
10
5
130
2
220
14
310
20
平成15(2003)年3月 2003.3
平成16(2004)年3月 2004.3
平成17(2005)年3月 2005.3
会員数 Membership
利用件数(平日1日平均) Usage (Daily average on weekdays)

「50+(フィフティ・プラス)」実績の推移 "JR Central 50+"


(千人 Thousands)
(千人 Thousands)
400
300
200
100
0
150
100
50
190
33
240
54
300
102
平成16(2004)年3月 2004.3
平成16(2004)年9月 2004.9
平成17(2005)年3月 2005.3
会員数 Membership
ツアー参加者数累計 Tour participants

東海道新幹線の列車本数および利用状況(1日当たり) Daily Departures and Passenger Volume



(本/日 trains/day)
(千人/日-上下計 thousand passengers/day)
143 160 172 185 185 181 179 174 178 184 185 179 176 179 184 180 187 198
235 239 251 263 278 288 282 282 282 283 283 285 285 285 285 287 287 291 295
4 34 34 34 34 34 45 51 51 53 75 75 146 149
144 146 158 170 182 188 162 162 163 164 164 155 147 147 145 125 125 137
52 55 58 64 65 64 63 62 61 62 61 59 58 58 59 62 59 57 56 65 65
3 23 24 27 31 35 38 41 45 55 103
91 93 93 93 96 96 86 86 85 85 85 85 87 87 87 87 87 89 81
昭和62年度 (1987) 1987.4
63年度 (1988) 1988.4
平成元年度 (1989) 1989.4
2年度 (1990) 1990.4
3年度 (1991) 1991.4
4年度 (1992) 1992.4
5年度 (1993) 1993.4
6年度 (1994) 1994.4
7年度 (1995) 1995.4
8年度 (1996) 1996.4
9年度 (1997) 1997.4
10年度 (1998) 1998.4
11年度 (1999) 1999.4
12年度 (2000) 2000.4
13年度 (2001) 2001.4
14年度 (2002) 2002.4
15年度 (2003) 2003.4
16年度 (2004) 2004.4
17年度 (2005) 2005.4
のぞみ Nozomi
ひかり Hikari
こだま Kodama
のぞみ・ひかり利用状況(小田原~静岡) Nozomi and Hikari Passenger Volume (Odawara–Shizuoka)
内のぞみ利用状況(小田原~静岡) Nozomi Passenger Volume (Odawara–Shizuoka)
こだま利用状況(新横浜~小田原) Kodama Passenger Volume (Shin-Yokohama–Odawara)

注　列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
Note: Departures shown are as of the beginning of each month; passenger volume is the average over the following each term

「のぞみ」による到達時間の短縮 Reduced Travel Time by Nozomi



東京–名古屋 Tokyo–Nagoya 1:49 1:38 (△11)
東京–新大阪 Tokyo–Shin-Osaka 2:52 2:30 (△22)
東京–岡山 Tokyo–Okayama 3:49 3:16 (△33)
東京–広島 Tokyo–Hiroshima 4:35 3:51 (△44)
東京–博多 Tokyo–Hakata 5:57 4:58 (△59)
0:00 1:00 2:00 3:00 4:00 5:00 6:00 (時間 hours)
昭和62(1987)年4月(ひかり) As of April 1987 (Hikari)
平成17(2005)年3月(のぞみ) As of March 2005 (Nozomi)
※( )内は短縮時間
( ): Travel time reduction

注　いずれも下り最速列車による到達時間
Note: Based on the travel times of the westbound fastest Shinkansen train at the time

東海道新幹線車両数の比較 Number of Tokaido Shinkansen Rolling Stock by Type



0系 Series 0
100系 Series 100 〈最高速度：220km/h〉 (Maximum Speed: 220km/h)
昭和62(1987)年4月 April 1987
91
7
98編成(100) Total:98
平成17(2005)年3月 March 2005
60
1
122編成(124) Total:122
300系 Series 300 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
700系 Series 700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
N700系 Series N700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)

注　1. 保留車を含み試験車を除く
2. ( )内は昭和62(1987)年4月を100とした場合の指数
Notes: 1. Including retained trains and excluding inspection trains
2. ( ) index, April 1987=100

在来線の列車本数および利用状況(1日当たり) Daily Departures and Passenger Volume

普通列車 Local Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
2,000
1,800
1,600
1,400
1,200
500
400
300
200
100
0
1,314 (100)
1,459
1,592
1,698
1,817
1,806
1,809
1,803
1,806
1,825
1,825
1,844
1,845
1,973
1,977
1,961
1,961
1,973
1,983 (151)
321 (100)
337
386
415
444
458
470
468
471
482
483
476
479
493
495
500
502
498 (155)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
列車本数 Departures
普通列車利用状況 Local Train Passenger Volume

特急列車等 Express Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
150
130
110
30
20
10
0
114 (100)
126
132
130
132
134
134
134
130
136
136
136
136
136
130
128
128
122
118 (104)
24 (100)
24
25
26
27
27
25
23
23
23
23
21
20
19
18
18
17
16 (69)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
列車本数 Departures
特急列車等利用状況 Express Train Passenger Volume

注 1.列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
2.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Departures of regular services shown are as of the beginning of each term; passenger volume is the average over each term
2.( ): index, FY 1988.3=100

主要都市間到達時間 Reduced Travel Times in Intercity Transportation


(ワイドビュー)しなの
名古屋→長野(251km)
(Wide-View) Shinano
Nagoya→Nagano
3:09
2:43 (△26)
(ワイドビュー)ひだ
名古屋→高山(167km)
(Wide-View) Hida
Nagoya→Takayama
2:50
2:09 (△41)
(ワイドビュー)南紀
名古屋→紀伊勝浦(224km)
(Wide-View) Nanki
Nagoya→Kii-Katsuura
4:13
3:21 (△52)
(ワイドビュー)ふじかわ
静岡→甲府(122km)
(Wide-View) Fujikawa
Shizuoka→Kōfu
2:34
2:08 (△26)
0:00 0:30 1:00 1:30 2:00 2:30 3:00 3:30 4:00 4:30 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成17(2005)年3月 As of March 2005
※( )は短縮時間
( ):Travel time reduction

注 最速列車による到達時間(臨時列車を除く)

Note: Based on the travel times of the fastest trains at the time (excluding extra trains)

名古屋都市圏到達時間 Reduced Travel Times in Nagoya Metropolitan Area


東海道本線
豊橋→名古屋(72km)
Tokaido Line
Toyohashi→Nagoya
0:58
0:45 (△13)
東海道本線
岐阜→名古屋(30km)
Tokaido Line
Gifu→Nagoya
0:22
0:18 (△4)
中央本線
多治見→名古屋(36km)
Chuo Line
Tajimi→Nagoya
0:36
0:34 (△2)
関西本線
四日市→名古屋(37km)
Kansai Line
Yokkaichi→Nagoya
0:43
0:33 (△10)
0:00 0:10 0:20 0:30 0:40 0:50 1:00 1:10 1:20 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成17(2005)年3月 As of March 2005
※( )は短縮時間
( ):Travel time reduction

注 最速列車による到達時間(臨時列車を除く)

Note: Based on the travel times of the fastest trains at the time (excluding extra trains)

在来線の車両数の比較 Number of Rolling Stock by Type


昭和62(1987)年4月 April 1987
1,007
218
1,225両(100) Total:1,225
平成17(2005)年3月 March 2005
424
656
65
159
1,304両(106) Total:1,304
電車(承継) Electric Rail Cars
電車(新型) New Electric Rail Cars
気動車(承継) Diesel Rail Cars
気動車(新型) New Diesel Rail Cars

注 1.保留車を含み、客車、試験車を除く
2.( )内は昭和62(1987)年4月を100とした場合の指数

Notes: 1. Including retained trains and excluding coaches and inspection trains
2.( ): index, 1987.4=100

CO_2排出量の比較
Comparison of CO_2 Emission


700系「のぞみ」
(東京～新大阪)
Series 700 "Nozomi"
(Tokyo - Shin - Osaka)
基準 basis
(2.7g-C/座席キロ 2.7g-C/Seat-kilometer)
約10倍
10 times
航空機 B747-400
(羽田～伊丹)
Aircraft
(Haneda - Itami)
(27.4g-C/座席キロ 2.7g-C/Seat-kilometer)

注　東京・大阪間における輸送力によるCO_2排出量の比較
Note: Comparison of CO_2 emission in terms of transportation capacity between Tokyo and Osaka

新幹線車種別電力消費量の比較
Energy Consumption Levels of Shinkansen Trains


0系
Series 0
basis
100
100系
Series 100
79
300系
Series 300
73
700系
Series 700
66

注　東京～新大阪を同条件で走行した場合のシミュレーション
Note: Based on simulated test runs between Tokyo and Shin-Osaka

在来線車種別エネルギー消費量の比較
Energy Consumption Levels of Conventional Railway Trains

在来線電車の車種別電力消費量の比較
Energy Consumption Levels of Conventional Railway Electric Trains


従来型車両
Conventional type
basis
100
新型省エネ型車両
New energy-saving type
62

注　名古屋～中津川を従来型車両は113系、省エネ型車両は211系で走行したときのシミュレーション
Note: Based on simulated test runs of the Series 113 for conventional type and the Series 211 for new energy-saving type from Nagoya to Nakatsugawa

在来線気動車の車種別軽油消費量の比較
Energy Consumption Levels of Conventional Railway Diesel-Powered Trains


従来エンジン搭載車
With conventional engine
basis
100
新型エンジン搭載車
With new energy-saving engine
71

注　キハ40系に新・旧エンジンを搭載して走行した場合の実績
Note: Based on runs of the Series 40 boarded with conventional and new energy-saving engines

新幹線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Shinkansen)


(編成数 Units)
150
120
90
60
30
0
平成2年度 (1990) 1991.3: 65, 52, 1
3年度 (1991) 1992.3: 61, 57, 5
4年度 (1992) 1993.3: 54, 57, 15
5年度 (1993) 1994.3: 46, 57, 21
6年度 (1994) 1995.3: 41, 57, 27
7年度 (1995) 1996.3: 33, 57, 36
8年度 (1996) 1997.3: 24, 53, 45
9年度 (1997) 1998.3: 15, 50, 57, 1
10年度 (1998) 1999.3: 6, 50, 61, 5
11年度 (1999) 2000.3: 47, 61, 11
12年度 (2000) 2001.3: 37, 61, 24
13年度 (2001) 2002.3: 25, 61, 37
14年度 (2002) 2003.3: 12, 61, 48
15年度 (2003) 2004.3: 61, 54
16年度 (2004) 2005.3: 61, 60, 1
0系 Series 0
100系 Series 100
300系 Series 300
700系 Series 700
N700系 Series N700

注　数値は各年度末時点の編成数(保留車を含み試験車を除く)
Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

在来線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Conventional Railway)


(両 vehicles)
1,500
1,200
900
600
300
0
平成2年度 (1990) 1991.3: 988, 440
3年度 (1991) 1992.3: 936, 465
4年度 (1992) 1993.3: 919, 469
5年度 (1993) 1994.3: 918, 481
6年度 (1994) 1995.3: 877, 490
7年度 (1995) 1996.3: 850, 542
8年度 (1996) 1997.3: 748, 626
9年度 (1997) 1998.3: 733, 639
10年度 (1998) 1999.3: 698, 775
11年度 (1999) 2000.3: 517, 881
12年度 (2000) 2001.3: 480, 887
13年度 (2001) 2002.3: 432, 885
14年度 (2002) 2003.3: 426, 885
15年度 (2003) 2004.3: 426, 885
16年度 (2004) 2005.3: 425, 885
省エネ型車両 New Energy-Saving Type
従来型車両 Conventional Type

注　数値は各年度末時点の車両数(保留車を含み客車を除く)
Note: The figures are as of the end of each term (including retained trains and excluding coaches)

中央新幹線 Chuo Shinkansen

中央新幹線計画 The Chuo Shinkansen Plan

○中央新幹線は、全国新幹線鉄道整備法第4条の「建設を開始すべき新幹線鉄道の路線」として、基本計画が定められている路線の1つである国家プロジェクト
The Chuo Shinkansen national project is one of the basic projected routes indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law.

○中央新幹線は、首都圏と近畿圏の二大都市圏を結ぶ旅客流動を担う当社の経営責任分野
JR Central is responsible for the management of the Chuo Shinkansen and has been designated as the operator to maintain and develop passenger transportation between Tokyo and Osaka metropolitan area.

○中央新幹線は当社が東海道新幹線とともに一元的に経営を行うべきものとの考えに基づき、平成2(1990)年2月の運輸大臣からの調査を行う法人としての指名に同意し、現在、当社と独立行政法人鉄道建設·運輸施設整備支援機構が、全国新幹線鉄道整備法第5条に基づく「地形、地質等に関する事項」について調査を実施中
Based on the premise that the Chuo Shikansen is to be managed concurrently with the Tokaido Shinkansen by JR Central, in February 1990, we acknowledged our designation by Japan's Ministry of Transport (now, known as the Ministry of Land, Infrastructure and Transport) as one of the firms that would conduct topographical and geological surveys for the project, as prescribed in Article 5 of the Nationwide Shinkansen Railway Development Law. Since then, we have conducted surveys jointly with the Japan Railway Construction, Transport and Technology Agency.

○中央新幹線と東海道新幹線との一元的な経営が成り立つ事業方式·財源方式が確立されることが、中央新幹線への関与のための前提
JR Central considers that a pre-condition for its participation in this project will be to have reasonable assurance that the Chuo Shinkansen and Tokaido Shinkansen services will complement one another and operate profitably as a unified and sound business enterprise.


Lake BIWA
岐阜県
長野県
滋賀県
京都府
NAGOYA
KOFU
TOKYO
東京都
OSAKA
山梨県
愛知県
静岡県
神奈川県
大阪府
NARA
三重県
奈良県
Mt. FUJI

中央新幹線概要図(リニア中央エクスプレス建設促進期成同盟会資料より作成©TRIC)
Planned Route of the Chuo Shinkansen
(Linear Chuo Express Construction Promotion Federation Copyright TRIC)

山梨リニア実験線 Yamanashi Maglev Test Line

リニア実験線に対する投資額 Investment on the Yamanashi Maglev Test line

(10億円 ¥ billion)

総投資額(見込み) Total Investment (planned)	平成16(2004)年度までの既投資額 Amount already invested by March 31, 2005
Approx. 196.5	166.3

山梨リニア実験線の歴史 History of the Yamanashi Maglev Test Line

平成2(1990)年 1990	山梨リニア実験線の建設工事に着手 Construction commenced on the new Yamanashi Maglev Test Line
平成9(1997)年 1997	走行試験開始(設計最高速度550km/hを記録) Test runs commenced (recorded the maximum design speed of 550 km/h)
平成11(1999)年 11月16日 1999 November 16	すれ違い走行試験で相対速度1,003km/hを記録 Passing at a relative speed of 1,003 km/h was conducted
平成12(2000)年 3月 9日 2000 March 9	運輸省(現·国土交通省)の「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価(「実用化に向けた技術上のめどは立ったものと考えられる」との評価) The practicality for high speed mass transportation system using Superconducting Maglev technologies was confirmed by the Maglev Technological Practicality Evaluation Committee
平成14(2002)年 7月25日 2002 July 25	新型試験車両走行試験開始 New-model trainset running tests started
平成15(2003)年 11月 7日 2003 November 7	1日の走行距離2,876km達成 One-day test running attained a distance of 2,876 km
12月 2日 December 2	有人で581km/hを達成し、鉄道の世界最高速度記録を更新 Manned speed record of 581 km/h was attained (World speed record for railways)
平成16(2004)年 10月28日 2004 October 28	累積走行距離40万km突破 The total distance covered in running tests exceeded 400,000 km
11月16日 November 16	すれ違い走行試験で相対速度1,026km/hを達成 Passing at a relative speed of 1,026 km/h was conducted
平成17(2005)年 3月11日 2005 March 11	「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価(「超電導磁気浮上式鉄道について実用化の基盤技術が確立したと判断できる」との評価) The Maglev Technological Practicality Evaluation Committee acknowledged that the foundation technology for Superconducting Maglev was established for practical application

連結子会社営業収益の推移 OPERATING REVENUES OF CONSOLIDATED SUBSIDIARIES


平成元年度(1989) 1990.3
4.5
43.3
52.6
(3社 3 companies)
2年度(1990) 1991.3
4.7
47.4
57.6
(3社 3 companies)
3年度(1991) 1992.3
5.0
51.3
62.0
(3社 3 companies)
4年度(1992) 1993.3
5.0
94.4
105.6
(5社 5 companies)
5年度(1993) 1994.3
4.9
97.9
109.4
(5社 5 companies)
6年度(1994) 1995.3
80.0
12.6
108.1
207.4
(17社 17 companies)
7年度(1995) 1996.3
90.3
12.1
108.3
217.3
(17社 17 companies)
8年度(1996) 1997.3
74.6
12.2
108.9
202.8
(16社 16 companies)
9年度(1997) 1998.3
74.5
12.5
105.6
199.9
(16社 16 companies)
10年度(1998) 1999.3
77.2
12.0
100.8
197.6
(16社 16 companies)
11年度(1999) 2000.3
84.3
18.8
99.3
210.1
(19社 19 companies)
12年度(2000) 2001.3
112.3
46.3
164.9
335.0
(30社 30 companies)
13年度(2001) 2002.3
119.9
48.6
175.6
355.6
(30社 30 companies)
14年度(2002) 2003.3
130.7
50.2
177.1
369.3
(30社 30 companies)
15年度(2003) 2004.3
142.0
51.6
177.3
382.0
(29社 29 companies)
16年度(2004) 2005.3
140.6
52.6
179.8
385.0
(30社 30 companies)
0
50
100
150
200
250
300
350
400
(10億円 ¥ billion)
その他 Other Services
不動産部門 Real Estate
流通部門 Merchandise and Other
運輸部門 Transportation

注 1.各グループ会社の営業収益の単純合算
2.( )内は各年度末時点の連結子会社数

Notes: 1.Operating revenues of consolidated subsidiaries are simply aggregated
2.Each of figures in parentheses indicates number of consolidated subsidiaries at fiscal year-end

JR東海グループ会社一覧 JR CENTRAL'S GROUP COMPANIES

(平成17(2005)年8月31日現在 As of August 31, 2005)

部門 Sector		社名 Company	資本金(百万円) Capital (¥million)	出資比率 Shareholding (%)	設立日 Date Established	主な事業内容 Main Business
運輸 TRANSPORTATION	□	ジェイアール東海バス(株) JR Tokai Bus Company	1,747	100	S63.3.1 March 1, 1988	バス事業、及びオートリース業 Bus transportation, and auto leasing
		ファーストエアートランスポート(株) First Air Transport Co., Ltd.	320	93.8	H2.2.28 February 28, 1990	航空運送業(不定期航空運送事業) Chartered airline service
	□	ジェイアール東海物流(株) JR Tokai Logistics Company	300	90.0	H11.4.1 April 1, 1999	貨物運送事業及び荷役事業 Distribution and delivery service
計4社 Subtotal: 4 companies	□	(株)東海交通事業 Tokai Transport Service Company	295	100	S63.2.18 February 18, 1988	旅客鉄道業(城北線)の運営及び駅業務の受託 Railway service (Johoku line) and contracted operations of stations
流通 MERCHANDISE AND OTHER	□	(株)ジェイアール東海髙島屋 JR Tokai Takashimaya Co., Ltd.	10,000	59.2	H4.12.25 December 25, 1992	卸売・小売業(JRセントラルタワーズ内での百貨店業) Department store operations (JR Central Towers)
	□	(株)ジェイアール東海パッセンジャーズ JR-Central Passengers Co., Ltd.	998	100	S63.5.23 May 23, 1988	飲食業(車内・駅構内の飲食店営業及び物品販売) Food service in stations and on trains
	□	東海キヨスク(株) Tokai Kiosk Company	700	90.0	S62.6.5 June 5, 1987	卸売・小売業(駅構内の物品販売) 及び飲食店営業 Merchandise sales in stations
	□	ジェイアール東海フードサービス(株) JR Tokai Food Service Co., Ltd.	295	51.6	H5.4.30 April 30, 1993	飲食業(駅構内における飲食店舗の運営) Food service in stations
計5社 Subtotal: 5 companies	□	ジェイアール東海商事(株) JR Tokai Corporation	100	70.0	S63.3.1 March 1, 1988	卸売・小売業(燃料・建築資材・各種機械器具等の販売) Sales of fuel, construction materials, and various equipment
不動産 REAL ESTATE	□	ジェイアールセントラルビル(株) JR Central Building Co., Ltd.	45,000	100	H6.6.9 June 9, 1994	駅ビル営業(「JRセントラルタワーズ」の管理・運営等) Station building management (JR Central Towers)
	□	ジェイアール東海不動産(株) JR Tokai Real Estate Co., Ltd.	16,500	100	H13.3.27 March 27, 2001	不動産事業(不動産賃貸・販売業等) Real estate leasing and Sales
	□	豊橋ステーションビル(株) Toyohashi Station Building Co., Ltd.	1,880	52.5	S44.2.17 February 17, 1969	駅ビル営業(「カルミア」の管理・運営等) Station building management
	□	新横浜ステーション開発(株) Shin-Yokohama Station Development Co., Ltd.	1,804	100	S62.6.15 June 15, 1987	駅ビル営業(「アスティ新横浜」の管理・運営等) 及び飲食店営業 Station building management
	□	名古屋ターミナルビル(株) Nagoya Terminal Station Building Co., Ltd.	900	52.2	S47.4.1 April 1, 1972	駅ビル営業(「テルミナ」の管理・運営等) Station building management
	□	東京ステーション開発(株) Tokyo Station Development Co., Ltd.	750	100	H17.1.5 January 5, 2005	駅ビル営業(「東京駅一番街」の管理・運営等) Station building management
	□	静岡ターミナル開発(株) Shizuoka Terminal Development Co., Ltd.	624	59.5	S54.4.6 April 6, 1979	駅ビル営業(「パルシェ」・「アントレ」の管理・運営等) Station building management
	□	浜松ターミナル開発(株) Hamamatsu Terminal Development Co., Ltd.	600	76.8	S55.4.4 April 4, 1980	駅ビル営業(「メイワン」・「コスタ」の管理・運営等) Station building management
	□	名古屋ステーション開発(株) Nagoya Station Area Development Corporation	480	100	S63.3.8 March 8, 1988	駅ビル営業(名古屋駅商業施設・「アピオ」等の管理・運営等) Station building management
	□	ジェイアール東海静岡開発(株) JR Development and Management Corporation of Shizuoka	363	100	S45.12.16 December 16, 1970	駅ビル営業(「アスティ静岡」の管理・運営等) Station building management
計11社 Subtotal: 11 companies	□	ジェイアール東海関西開発(株) JR Development and Management Corporation of Kansai	30	100	S63.6.8 June 8, 1988	駅ビル営業(「アスティ京都」の管理・運営等) Station building management

部門 Sector		社名 Company	資本金(百万円) Capital (¥million)	出資比率 Shareholding (%)	設立日 Date Established	主な事業内容 Main Business
その他 OTHER SERVICES	□	(株)ジェイアール東海ホテルズ JR Tokai Hotels Co., Ltd.	14,000	100	H4.7.8 July 8, 1992	ホテル業(「名古屋マリオットアソシアホテル」他) Hotel operations
	□	静岡ターミナルホテル(株) Shizuoka Terminal Hotel Co., Ltd.	2,120	76.6	S56.4.2 April 2, 1981	ホテル業(「ホテルアソシア静岡ターミナル」) Hotel operations
	□	名古屋ターミナルホテル(株) Nagoya Terminal Hotel Co., Ltd.	1,850	75.3	S47.10.2 October 2, 1972	ホテル業(「ホテルアソシア名古屋ターミナル」) Hotel operations
	□	(株)ジェイアール東海ツアーズ JR Tokai Tours	490	70.0	H1.12.18 December 18, 1989	旅行業 Travel service
		飛騨森林都市企画(株) Hida Forest City Planning Co., Ltd.	262	50.0	H3.12.24 December 24, 1991	リゾート開発業(スキー場「チャオ御岳スノーリゾート」) *Resort development*
	□	(株)ジェイアール東海エージェンシー JR Tokai Agency Co., Ltd.	61	90.0	S38.11.8 November 8, 1963	広告業 Advertising
		(株)ウェッジ Wedge Inc.	60	80.0	H1.3.20 March 20, 1989	出版業(月刊誌「ウェッジ」の製作・販売等) Publishing of monthly magazine *Wedge*
	□	新生テクノス(株) Shinsei Technos Co., Ltd.	1,091	22.4	S22.3.12 March 12, 1947	電気工事業 Maintenance and inspection of electric facilities
	□	ジェイアール東海建設(株) JR Tokai Construction Co., Ltd.	300	100	S63.9.26 September 26, 1988	建設業 Construction
		ジェイアール東海総合ビルメンテナンス(株) JR Tokai General Building Maintenance Co., Ltd.	170	88.2	H9.8.25 August 25, 1997	ビルメンテナンス業(建物・設備の運転・保守・管理、清掃業務及び駐車場管理等) Management, maintenance, repair, and cleaning services for buildings and facilities
	□	中央リネンサプライ(株) Chuoh Linen Supply Co., Ltd.	150	78.0	S39.2.1 February 1, 1964	リネンサプライ業(列車内等でのリネン用品の供給) On-board linen supply
	□	ジェイアール東海情報システム(株) JR Tokai Information Systems Company	100	100	H11.2.1 February 1, 1999	情報処理業(システム等の管理・運営) Management and operation of online systems
	□	日本機械保線(株) The Japan Mechanised Works and Maintenance of Way Co., Ltd.	100	72.5	S42.3.3 March 3, 1967	各種設備の保守・検査・修繕業(新幹線軌道の機械保守) Maintenance and inspection of Shinkansen track
	□	東海交通機械(株) Tokai Rolling Stock & Machinery Co., Ltd.	80	60.5	S51.3.4 March 4, 1976	各種設備の保守・検査・修繕業(車両・機械設備の検査・修繕) Machinery maintenance and inspection of rolling stock
	□	ジェイアール東海コンサルタンツ(株) JR Central Consultants Company	50	100	H9.10.1 October 1, 1997	建設コンサルタント業 Construction consultation
		ジェイアール東海パートナーズ(株) JR Tokai Partners Co., Ltd.	50	100	H14.2.1 February 1, 2002	事業コンサルタント業 Management consulting
計17社 Subtotal: 17 companies		新幹線エンジニアリング(株) Shinkansen Engineering Co., Ltd.	10	100	S60.2.1 February 1, 1985	各種設備の保守・検査・修繕業(新幹線車両・機械設備の検査・修繕) Maintenance and inspection of Shinkansen fleet and facilities

総計37社
Total : 37 companies

注 1.グループ会社のうち、記載期日において連結子会社は30社、持分法適用関連会社は1社
2.掲出した会社は、当社が直接出資し、事業の運営に関する協力体制を確立している会社
3.「社名」欄：□ 連結子会社 □ 持分法適用関連会社

Notes: 1. Among 37 JR Central's group companies, 30 companies are consolidated subsidiaries and one is an affiliate company accounted for by the equity method
2. Companies listed are those which JR Central has directly invested in, and has a cooperative relationship in their management
3. Company column : □ Consolidated subsidiaries □ Affiliate accounted for by the equity method

JRセントラルタワーズ JR Central Towers

ビル概要図 Diagram



ホテルタワー/Hotel Tower
オフィスタワー/Office Tower
名古屋マリオットアソシアホテル
Nagoya Marriott Associa Hotel
スカイストリート(15階)
Sky Street (15F)
タワーズプラザ(12階、13階)
Towers Plaza (12F, 13F)
至東京
to Tokyo
スカイシャトル(エレベーター)
Sky Shuttle (Elevator)
タワーズガーデン
Towers Garden
名古屋駅桜通口
Nagoya Station Sakura-Dori Exit
オフィス
Offices
駐車場
Parking
ジェイアール名古屋タカシマヤ
JR Nagoya Takashimaya
(Department Store)
至新大阪
to Shin-Osaka
タワーズテラス
Towers Terrace

延床面積 Total Floor Area …… 約417,000 m² (Approx. 417,000 m²)
- オフィス(賃貸面積) Offices (Rental Office Area) …… 約60,000 m² (Approx. 60,000 m²)
- 百貨店(店舗面積) Department Store (Shop Area) …… 約65,000 m² (Approx. 65,000 m²)
- ホテル(客室数) Hotel (Guest Rooms) …… 780室(780 rooms)
- 駐車場(駐車台数) Parking …… 約1,500台(Approx. 1,500 cars)

高さ Highest Point …… 245m(245 m)

階数 Floors
- ホテルタワー Hotel Tower (aboveground) …… 53階(53 Floors)
- オフィスタワー Office Tower (aboveground) …… 51階(51 Floors)
- 地下 Underground …… 4階(4 Floors)

着工 Commencement of Construction …… 平成6(1994)年8月(August 1994)
竣工 Completion of Construction …… 平成11(1999)年12月(ビル本体)(December 1999)
総事業費 Total Investment …… 約2,000億円(Approx. ¥200 billion)

JR東海新横浜駅ビル(仮称) JR Central Shin-Yokohama Station Building (Tentative)


JR東海新横浜駅ビル(仮称)イメージ Image of JR Central Shin-Yokohama Station Building (Tentative)

延床面積 Total Floor Area …… 約90,000 m² (Approx. 90,000 m²)
- 商業施設 Commercial Area …… 約34,000 m² (Approx. 34,000 m²)
- オフィス Offices …… 約16,000 m² (Approx. 16,000 m²)
- ホテル Hotel …… 約11,000 m² (Approx. 11,000 m²)
- 駅・交通広場 Station and City Facilities …… 約7,000 m² (Approx. 7,000 m²)
- 地下駐車場 Underground Parking …… 約22,000 m² (Approx. 22,000 m²)

高さ Highest Point …… 75m(75 m)

階数 Floors
- ホテル Hotel …… 19階(19 Floors)
- オフィス Offices …… 17階(17 Floors)
- 地下 Underground …… 4階(4 Floors)

開業 Launch of Operation …… 平成20(2008)年 (2008)
総事業費 Total Investment …… 約400億円(Approx. ¥40 billion)

JRセントラルタワーズ主要事業会社平成17(2005)年3月期業績
Performance of Three Main Subsidiaries Associated with JR Central Towers (FY 2005.3)

(10億円 ¥ billion)

事業会社 Company Name	事業 Business	開業 Launch of Operation	資本金 Issued Capital	出資比率 Ownership	営業収益 Operating Revenues	営業利益 Operating Income	経常利益 Ordinary Income	当期純利益 Net Income
ジェイアールセントラルビル(株) JR Central Building Co., Ltd.	ビル建設、所有、賃貸(オフィス平均入居率:平成16(2004)年度 99.4%) Construction, ownership and leasing of the complex (Average tenancy rate: 99.4% in FY 2005.3)	平成11(1999)年12月 December 1999	45	JR東海100% JR Central 100%	20.5	4.2	1.8	0.7
(株)ジェイアール東海髙島屋 ※1 JR Tokai Takashimaya Co., Ltd.	百貨店業 Department store operations	平成12(2000)年3月 March 2000	10	JR東海約60%、髙島屋30%、地元企業等約10% JR Central approx. 60%、Takashimaya 30%、Local companies approx. 10%	85.4	4.1	4.0	2.1
(株)ジェイアール東海ホテルズ ※2 JR Tokai Hotels Co., Ltd.	ホテル業(客室稼働率:平成16(2004)年度86.4%) Hotel operations (Average occupancy rate:86.4% in FY 2005.3)	平成12(2000)年5月 May 2000	9 ※3	JR東海100% JR Central 100%	21.1	△0.5	△0.5	0

注
1. (株)ジェイアール東海髙島屋については、平成17(2005)年2月期業績
2. (株)ジェイアール東海ホテルズの業績にはホテルアソシア豊橋、ホテルアソシア高山リゾートを含む
3. 名古屋マリオットアソシアホテル関連のみを記載

Notes:
1. JR Tokai Takashimaya's fiscal year under review ended February 28, 2005
2. Performance figures for JR Tokai Hotels Co., Ltd. include figures for Hotel Associa Toyohashi and Hotel Associa Takayama Resort
3. The figure indicates only the amount invested in respect of Nagoya Marriott Associa Hotel

長期債務（単体） LONG-TERM DEBT AND LONG-TERM PAYABLES (NON-CONSOLIDATED)

長期債務総額の推移 Total Long-Term Debt and Long-Term Payables



(10億円 ¥ billion)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
5,269.3 5,223.0 5,232.7 5,195.6
5,456.2 (5,460.5) 5,422.3 (5,435.2) 5,392.0 (5,407.7) 5,346.3 (5,392.4) 5,278.5 (5,330.7) 5,164.3 (5,219.2) 5,045.2 (5,112.1) 4,922.2 (5,027.3) 4,801.0 (4,942.2) 4,560.8 (4,710.2) 4,289.3 (4,423.5) 4,125.5 (4,246.4) 3,943.4 (4,050.3) 3,665.8 (3,763.6) 3,455.8 (3,546.6)
7.07 6.64 6.21 6.10 6.52 6.41 6.18 5.82 5.85 5.46 5.22 5.16 5.12 5.02 4.93 4.78 4.63 4.54
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度(予想) (2005) 2006.3(forecast)
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.
長期借入金 Long-Term Loans
社債 Corporate Bonds
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System
承継債務 Inherited Liabilities
実質金利(年間) Annual Weighted Average Interest Rate

注　（　）内は連結の数字
Note: (　): Figures on consolidated basis

新幹線債務の残高 Long-Term Payable for Tokaido Shinkansen

(100万円 ¥ million)

	支払期間 Payment Schedule	支払方法 Payment Method	利率 Interest Rate	平成3(1991)年10月1日 October 1, 1991	平成16(2004)年度末残高 Outstanding at the End of March 2005
1号 No.1	平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017	元利均等半年賦支払 Interest and principal paid in equal installments, semiannually	変動 (16(2004)年度) Floating (FY 2005.3) *4.50%	3,447,268	1,769,994
2号 No.2	平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017		固定 Fixed 6.35%	1,047,197	382,323
3号 No.3	平成3(1991)年10月1日～平成63(2051)年9月30日 October 1,1991 to September 30,2051		固定 Fixed 6.55%	601,195	583,376
合計 Total				5,095,661	2,735,695

*1号債務の変動利率の推移(%) Floating Rate of No.1 Long-Term Payable(%)

平成3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3
6.66	6.48	6.22	5.79	5.81	5.31	5.08	5.02	4.99	4.89	4.80	4.68	4.57	4.50

(10億円 ¥ billion)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度(予想) (2005) 2006.3(forecast)
承継債務 Inherited Liabilities	278.8	222.8	146.4	112.4	79.9	32.1	6.6	3.4	1.2	–	–	–	–	–	–	–	–	–	–
社債 Corporate Bonds	18.8	38.4	57.2	77.0	95.3	115.3	135.3	96.9	38.3	50.0	100.0	130.0	180.0	160.0	180.0	240.0	285.0	335.0	–
長期借入金 Long-Term Loans	16.0	64.1	147.4	184.9	239.6	307.5	367.0	457.4	573.2	706.7	786.6	774.7	757.9	681.8	625.9	628.9	635.4	584.7	–
鉄道施設購入長期未払金 *Long-Term Payable for Tokaido Shinkansen, etc.*	–	–	–	–	5,041.2	4,967.2	4,882.9	4,788.3	4,665.7	4,407.5	4,158.5	4,017.5	3,863.0	3,718.9	3,483.4	3,256.6	3,023.0	2,746.1	–
小計 Subtotal	313.6	325.3	351.0	374.3	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	–
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System	4,955.7	4,897.7	4,881.7	4,821.3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
長期債務合計 Total Long-Term Debt and Long-Term Payables	**5,269.3**	**5,223.0**	**5,232.7**	**5,195.6**	**5,456.2**	**5,422.3**	**5,392.0**	**5,346.3**	**5,278.5**	**5,164.3**	**5,045.2**	**4,922.2**	**4,801.0**	**4,560.8**	**4,289.3**	**4,125.5**	**3,943.4**	**3,665.8**	–
資金調達額 Amount of Fund-Raising	34.8	67.7	102.1	58.1	75.8	92.7	85.5	98.7	126.3	178.0	147.5	40.0	105.0	0.0	73.0	99.5	82.0	123.6	80.7
債務償還額 Total Repayment for Liabilities	40.3	56.0	76.4	34.8	97.1	130.5	116.8	144.3	194.0	292.2	266.5	163.0	226.1	240.2	344.4	263.2	264.0	401.2	290.7
債務増減額 Change in Total Long-Term Debt and Long-Term Payables	△5.5	11.6	25.7	23.3	△21.3	△37.8	△31.3	△45.6	△67.7	△114.2	△119.0	△123.0	△121.1	△240.2	△271.4	△163.7	△182.0	△277.6	△210.0
支払利息 Interest Expenses	21.9	20.5	19.0	20.5	190.6	349.3	334.6	311.6	310.7	286.5	267.5	259.3	250.5	238.7	220.7	204.0	190.7	176.6	159.3

注　1. 昭和62(1987)～平成2(1990)年度の「債務増減額」の数値は「小計」の増減を示す

2. 平成3(1991)～5(1993)年度の「長期債務合計」の増減と「債務増減額」の不一致は、「鉄道施設購入長期未払金」の増加（3(1991)年度：51,032億円、4(1992)年度：39億円、5(1993)年度：9億円）による

Notes: 1. For FY 1988.3 through FY 1991.3, the "Change in Total Long-Term Debt and Long-Term Payables" is based on the amount in the "Subtotal" category

2. For FY 1992.3 through FY 1994.3, the "Change in Total Long-Term Debt and Long-Term Payables" *is not equivalent to the difference from the previous term's* "Total Long-Term Debt and Long-Term Payables" owing to increases in "Long-Term Payables for Tokaido Shinkansen, etc." (¥5,103.2 billion in FY 1992.3, ¥3.9 billion in FY 1993.3, and ¥0.9 billion in FY 1994.3)

減価償却費、設備投資額の推移 DEPRECIATION AND CAPITAL INVESTMENT


(10億円 ¥ billion)
単体 Non-Consolidated
50.1 39.1 54.2
120.3 82.6 64.1
159.5 96.1 71.7
174.3 71.8 82.1
197.8 80.6 132.8
211.1 72.7 186.7
166.9 70.9 189.8
164.8 74.2 182.9
171.3 87.1 182.5
172.6 100.1 182.8
159.2 97.6 200.3
156.8 99.8 199.8
151.5 87.3 211.6
157.6 111.3 207.4
161.5 99.1 208.4
169.8 94.1 208.0
155.5 86.3 212.2
128.5 89.3 237.8
148.0 79.9 218.0
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度(予想) (2005) 2006.3(forecast)
連結 Consolidated
187.3
187.4
205.1
204.3
223.3 218.1
175.7 220.7
169.6 222.0
177.9 221.0
173.2 225.4
147.3 250.8
176.3 232.3
設備投資額 Capital Investment
安全関連投資額 Safety-related Investment
減価償却費 Depreciation and Amortization

社員数の推移 Number of Employees


(人 People)
22,000
20,000
18,000
16,000
14,000
12,000
10,000
20,632 (21,352)
19,740 (21,235)
19,434 (20,720)
19,382 (20,804)
20,261 (21,669)
20,277 (22,069)
20,196 (22,370)
19,820 (22,581)
19,255 (22,558)
18,704 (22,543)
18,229 (22,447)
17,771 (22,260)
17,244 (22,081)
16,852 (21,727)
16,228 (21,277)
15,949 (20,714)
15,644 (20,187)
15,438 (19,618)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3

注　1.年度末時点の社員数
2.昭和62(1987)年度初時点の社員数は21,410人
3.( ) 内は出向者等を含む

Notes: 1. Number of employees as of each fiscal year-end
2. Number of employees at the beginning of FY 1988.3 was 21,410
3. ( ): Including the number of employees seconded or otherwise assigned to other companies including unconsolidated companies

社員の年齢構成 Employee Age Distribution


(人 People)
5,000
4,000
3,000
2,000
1,000
0
370
1,890
1,910
1,630
880
2,010
3,670
2,550
4,620
90
~19
20~24
25~29
30~34
35~39
40~44
45~49
50~54
55~59
60~
(歳 Age)

注　1.1の位を四捨五入
2.平成17(2005)年3月31日現在

Notes: 1.Figures rounded to the nearest 10
2.Figures at the end of FY 2005

採用数 New Employees


(人 People)
1,200
1,000
800
600
400
200
0
110
171
281
1,072
620
492
444
392
406
422
440
629
490
529
545
591
640
716
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3

注　1.平成17(2005)年度は年度初の数字
2.平成3(1991)年度にそれまで停止していた新規採用(高校卒)を再開

Notes: 1.Figure for FY 2006.3 is at the beginning of the fiscal year
2.Recruitment of high-school graduates began in FY 1992.3 for the first time since the establishment of the Company

生産性の推移 Productivity of Railway Operations


(千人キロ／人 1,000 passenger-kilometers/employee)
(人 People)
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
23,000
22,000
21,000
20,000
19,000
18,000
17,000
16,000
15,000
14,000
生産性(社員1人当たりの旅客輸送人キロ)
Productivity(passenger-kilometers per employee)
社員数(鉄道部門)
Employees(railway operations)
(100) 2,139
2,405
2,521
2,838
2,755
2,714
2,718
2,659
2,763
2,925
2,993
2,955
2,997
3,123
3,317
3,306
3,420
3,565 (167)
(100) 19,235
18,750
18,366
17,990
18,912
18,865
18,760
18,395
17,920
17,332
16,893
16,428
15,981
15,585
14,932
14,661
14,408
(74) 14,160
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3

注　1.社員数は年度末での人数
2.労働時間短縮を平成3(1991)年度および平成7(1995)年度に実施
3.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Number of employees as of each fiscal year-end
2. Standard working hours were shortened in FY 1992.3 and FY 1996.3
3. ( ) index, FY 1988.3=100

単体決算の推移 NON-CONSOLIDATED FINANCIAL DATA

JR-CENTRAL

(10億円 ¥ billion)

◪ 収支状況 Operating Results	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度(予想) (2005) 2006.3(forecast)
営業収益 Operating Revenues	874.6	968.6	1,003.1	1,101.3	1,130.7	1,110.5	1,113.8	1,083.9	1,112.7	1,146.2	1,147.1	1,106.8	1,090.3	1,104.8	1,128.5	1,109.3	1,127.7	1,149.2	1,151.7
鉄道事業収入 Railway Business	868.3	965.9	999.5	1,097.3	1,126.4	1,105.4	1,105.0	1,075.7	1,105.6	1,136.3	1,139.1	1,097.4	1,081.5	1,095.9	1,120.2	1,100.9	1,118.6	1,140.8	1,143.6
旅客運輸収入 Railway Operations	825.5	919.6	953.8	1,048.1	1,074.0	1,051.6	1,049.1	1,020.7	1,044.8	1,072.9	1,078.2	1,038.0	1,023.8	1,041.0	1,064.8	1,045.4	1,063.3	1,085.5	1,089.1
鉄道線路使用料収入 Railway Usage	2.1	2.3	2.4	2.4	2.5	2.8	2.9	2.6	3.4	3.5	4.0	4.0	3.4	3.5	3.4	3.2	3.2	3.4	–
運輸雑収 Miscellaneous	40.7	43.9	43.2	46.6	49.7	50.8	53.0	52.3	57.4	59.8	56.8	55.3	54.2	51.3	51.9	52.1	52.0	51.8	–
関連事業収入 Affiliated Business	6.3	2.7	3.6	4.0	4.3	5.1	8.7	8.1	7.0	9.9	7.9	9.4	8.8	8.8	8.3	8.4	9.1	8.4	8.1
営業費用 Operating Costs and Expenses	803.1	866.2	889.4	968.1	843.1	705.8	722.7	740.8	734.0	765.6	778.4	771.3	763.6	780.1	771.6	784.6	800.4	818.2	815.0
人件費 Personnel Expenses	117.8	139.3	139.2	152.1	163.9	173.3	179.4	191.2	189.5	187.6	190.7	197.9	195.2	201.6	179.5	173.5	170.5	167.4	170.2
物件費 Non-Personnel Expenses	199.7	226.7	238.1	289.1	313.7	308.1	314.4	332.1	325.7	358.3	336.9	334.1	318.4	334.0	347.5	368.5	384.0	378.6	393.6
動力費 Energy	33.4	32.9	34.2	38.1	39.4	40.1	39.8	39.3	39.0	39.0	39.0	36.2	34.3	33.9	33.8	31.5	30.7	31.5	33.7
修繕費 Maintenance	73.7	85.6	88.2	104.8	133.6	126.5	124.7	145.2	131.0	152.2	139.3	138.4	125.1	125.5	127.4	162.5	175.8	166.0	166.7
業務費 Others	92.5	108.1	115.5	146.2	140.7	141.4	149.8	147.5	155.6	167.0	158.5	159.3	158.9	174.4	186.2	174.3	177.4	181.0	193.2
新幹線使用料 Shinkansen Leasing Fee	416.8	416.8	420.0	420.0	207.8	–	–	–	–	–	–	–	–	–	–	–	–	–	–
租税公課 Taxes Other Than Income Taxes	14.4	19.0	20.3	24.6	24.6	37.5	38.9	34.5	36.1	36.8	50.3	39.4	38.2	37.0	36.0	34.5	33.6	34.3	33.2
減価償却費 Depreciation and Amortization	54.2	64.1	71.7	82.1	132.8	186.7	189.8	182.9	182.5	182.8	200.3	199.8	211.6	207.4	208.4	208.0	212.2	237.8	218.0
営業利益 Operating Income	71.5	102.4	113.7	133.2	287.6	404.7	391.0	343.0	378.6	380.6	368.6	335.4	326.7	324.7	356.9	324.7	327.3	330.9	336.7
営業外損益 Non-Operating Income (Loss)	△10.7	△7.5	△5.3	△3.9	△170.5	△337.0	△326.6	△304.3	△316.1	△314.2	△307.2	△263.2	△256.5	△259.5	△272.3	△234.0	△209.8	△202.9	△187.6
営業外収益 Non-Operating Revenues	12.4	16.9	17.8	17.1	21.1	16.3	10.9	10.3	8.2	7.9	7.9	6.7	6.8	6.4	5.4	5.4	5.7	6.4	6.2
受取利息・配当金 Interest and Dividend Income	11.4	15.6	16.3	15.2	18.4	11.8	7.0	5.0	2.9	2.0	1.6	1.7	0.9	1.2	0.6	0.6	0.6	0.8	0.6
その他 Others	0.9	1.3	1.5	1.9	2.7	4.4	3.9	5.2	5.3	5.9	6.3	4.9	5.8	5.1	4.8	4.7	5.1	5.6	5.6
営業外費用 Non-Operating Expenses	23.2	24.4	23.2	21.1	191.7	353.3	337.6	314.6	324.4	322.2	315.1	270.0	263.3	266.0	277.7	239.4	215.5	209.4	193.8
支払利息 Interest Expenses	21.9	20.5	19.0	20.5	190.6	349.3	334.6	311.6	310.7	286.5	267.5	259.3	250.5	238.7	220.7	204.0	190.7	176.6	159.3
その他 Others	1.2	3.9	4.2	0.5	1.1	4.0	3.0	3.0	13.6	35.7	47.6	10.6	12.7	27.2	57.0	35.4	24.8	32.8	34.5
経常利益 Ordinary Income	60.7	94.9	108.3	129.2	117.0	67.6	64.3	38.7	62.5	66.3	61.4	72.1	70.2	65.1	84.5	90.7	117.5	127.9	149.1
特別損益 Extraordinary Income (Loss)	0.0	0.0	16.6	△12.0	0.2	0.1	0.2	0.0	△4.2	0.9	1.9	△23.7	0.1	22.9	△4.9	5.8	△3.4	19.6	–
特別利益 Extraordinary Income	11.1	5.4	26.5	2.4	3.1	1.2	11.5	15.5	11.2	37.5	17.1	21.7	10.1	56.6	67.3	21.3	11.9	34.0	–
特別損失 Extraordinary Loss	11.0	5.4	9.9	14.4	2.8	1.0	11.3	15.4	15.5	36.6	15.1	45.4	9.9	33.7	72.2	15.4	15.4	14.3	–
税引前当期利益 Income before Income Taxes	60.8	94.9	124.9	117.2	117.3	67.8	64.6	38.8	58.2	67.2	63.4	48.4	70.4	88.0	79.6	96.6	114.0	147.6	149.1
法人税等 Income Taxes	44.2	59.7	58.2	63.9	60.9	34.4	38.4	21.7	33.0	33.3	29.9	35.7	44.7	48.0	58.6	63.6	60.0	66.5	67.8
法人税等調整額 Deferred Taxes	–	–	–	–	–	–	–	–	–	–	–	–	△15.2	△11.1	△20.7	△10.2	△12.9	△9.5	△9.4
当期純利益 Net Income	16.5	35.2	66.7	53.2	56.3	33.3	26.2	17.0	25.2	33.9	33.4	12.7	40.9	51.1	41.6	43.1	66.9	90.6	90.7

注 平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更

Note: Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3

◪ 財務状況 Financial Position

(10億円 ¥ billion)

◪ 財務状況 Financial Position	1988.3	1989.3	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3(forecast)
資産合計 Total Assets	703.7	811.5	929.6	1,067.9	6,208.4	6,205.3	6,215.1	6,173.6	6,162.6	6,061.4	5,959.8	5,832.9	5,824.7	5,666.5	5,479.0	5,376.0	5,302.2	5,146.4	–
負債合計 Total Liabilities	521.7	594.2	645.6	730.6	5,831.6	5,806.5	5,801.4	5,754.2	5,729.4	5,605.7	5,482.1	5,353.9	5,235.4	5,037.3	4,816.6	4,685.1	4,544.8	4,309.9	–
長期債務 Long-Term Debt and Long-Term Payables	5,269.3	5,223.0	5,232.7	5,195.6	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	3,455.8
資本合計 Total Shareholders' Equity	182.0	217.2	284.0	337.2	376.7	398.8	413.6	419.3	433.1	455.6	477.7	479.0	589.3	629.1	662.3	690.8	757.3	836.5	–

◪ 設備投資額 Capital Investment

(10億円 ¥ billion)

◪ 設備投資額 Capital Investment	1988.3	1989.3	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3(forecast)
設備投資額 Capital Investment	50.1	120.3	159.5	174.3	197.8	211.1	166.9	164.8	171.3	172.6	159.2	156.8	151.5	157.6	161.5	169.8	155.5	128.5	148.0

連結決算の推移 CONSOLIDATED FINANCIAL DATA

(10億円 ¥ billion)

■収支状況／財務状況 Operating Results / Financial Position	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度(予想) (2005) 2006.3(forecast)
営業収益 Operating Revenues	1,052.3	1,154.8	1,188.3	1,208.7	1,215.3	1,215.0	1,240.6	1,279.7	1,278.3	1,234.2	1,221.6	1,333.2	1,366.9	1,363.0	1,384.0	1,409.4	1,413.0
運輸業 Transportation	–	–	–	–	–	1,089.9	1,118.6	1,152.4	1,153.3	1,113.3	1,087.9	1,103.5	1,127.5	1,108.0	1,125.5	1,148.2	–
流通業 Merchandise and Other	–	–	–	–	–	77.9	77.9	78.4	75.7	74.1	98.3	163.3	173.9	175.8	176.2	178.5	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	24.3	49.9	51.6	53.2	55.4	55.7	–
その他の事業 Other Services	–	–	–	–	–	108.3	115.4	105.9	103.4	102.2	83.5	110.7	118.3	128.4	139.6	138.2	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	△61.1	△71.3	△57.0	△54.1	△55.4	△72.5	△94.3	△104.5	△102.6	△112.9	△111.3	–
営業費用 Operating Expenses	937.9	1,020.9	899.8	801.9	821.2	867.3	856.9	895.5	907.3	897.2	895.9	997.3	996.4	1,021.6	1,039.6	1,061.6	1,059.6
運輸業 Transportation	–	–	–	–	–	746.1	739.2	771.1	783.9	776.8	764.2	782.5	773.0	785.6	801.5	821.1	–
流通業 Merchandise and Other	–	–	–	–	–	76.9	77.0	77.9	75.3	74.6	100.7	160.8	169.8	170.6	170.9	172.9	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	21.1	39.8	42.3	42.7	43.2	42.8	–
その他の事業 Other Services	–	–	–	–	–	102.8	111.0	102.5	101.1	100.1	81.7	107.4	114.6	124.7	136.6	136.0	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	△58.7	△70.3	△56.0	△53.1	△54.4	△71.9	△93.3	△103.4	△102.1	△112.8	△111.3	–
営業利益 Operating Income	114.3	133.8	288.4	406.7	394.0	347.7	383.7	384.2	371.0	337.0	325.6	335.9	370.4	341.4	344.4	347.8	353.4
運輸業 Transportation	–	–	–	–	–	343.7	379.3	381.3	369.3	336.4	323.6	321.0	354.5	322.3	324.0	327.1	–
流通業 Merchandise and Other	–	–	–	–	–	0.9	0.9	0.5	0.3	△0.5	△2.4	2.5	4.0	5.1	5.3	5.5	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	3.2	10.0	9.2	10.5	12.1	12.8	–
その他の事業 Other Services	–	–	–	–	–	5.5	4.3	3.4	2.3	2.1	1.7	3.2	3.6	3.7	3.0	2.2	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	△2.4	△0.9	△1.0	△0.9	△1.0	△0.6	△0.9	△1.0	△0.4	△0.1	0.0	–
経常利益 Ordinary Income	109.4	130.3	118.2	69.5	66.5	42.1	66.4	68.8	63.0	72.8	67.0	72.3	93.9	103.7	131.0	142.3	163.1
当期純利益 Net Income	66.9	53.3	56.4	33.8	26.2	16.8	25.1	36.4	32.6	10.8	37.6	52.9	42.0	49.0	72.2	96.0	96.4
資産合計 Total Assets	947.0	1,089.2	6,230.2	6,245.9	6,257.7	6,263.8	6,265.7	6,173.1	6,088.1	5,993.5	6,061.6	5,919.2	5,698.9	5,578.5	5,473.5	5,309.4	–
負債合計 Total Liabilities	665.6	754.5	5,856.0	5,849.0	5,845.9	5,850.0	5,838.1	5,720.3	5,614.1	5,514.8	5,470.9	5,284.8	5,028.7	4,873.6	4,695.5	4,445.1	–
長期債務 Long-Term Debt and Long-Term Payables	352.8	377.9	5,460.5	5,435.2	5,407.7	5,392.4	5,330.7	5,219.2	5,112.1	5,027.3	4,942.2	4,710.2	4,423.5	4,246.4	4,050.3	3,763.6	3,546.6
資本合計 Total Shareholders' Equity	281.3	334.6	374.2	396.9	411.8	413.8	427.5	452.7	473.9	473.3	584.3	626.6	661.1	694.1	765.9	850.4	–

注 1.平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更
2.平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む
3.平成10(1998)年度から会計制度の変更により、少数株主持分を負債に含めず表記

Notes: 1. Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3
2. Real Estate segment had been mainly included in Others segment until FY 1999.3
3. Due to a change in Japanese accounting standards, minority interests are excluded from liabilities from FY 1999.3

■対象会社数 Consolidation

	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3
連結 Number of Consolidated Subsidiaries	3	3	3	5	5	17	17	16	16	16	19	30	30	30	29	30	–
持分法適用 Number of Affiliated Companies Accounted for by the Equity Method	0	0	0	0	0	0	0	1	1	1	1	2	2	2	2	2	–

■減価償却費、資本的支出 Depreciation, Capital Expenditures

(10億円 ¥ billion)

	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3
減価償却費 Depreciation	–	–	–	–	–	–	187.3	187.4	205.1	204.3	218.1	220.7	222.0	221.0	225.4	250.8	232.3
運輸業 Transportation	–	–	–	–	–	–	182.8	183.2	200.7	200.1	211.7	207.1	207.8	206.7	210.8	236.2	–
流通業 Merchandise and Other	–	–	–	–	–	–	1.4	1.3	1.5	1.4	1.7	2.6	2.6	2.4	2.4	2.4	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	3.5	9.4	9.8	10.2	10.3	10.2	–
その他の事業 Other Services	–	–	–	–	–	–	3.0	2.8	2.8	2.7	1.1	1.5	1.6	1.5	1.7	1.8	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	–	0	0	0	0	0	0	0	0	0	0	–
資本的支出 Capital Expenditures	–	–	–	–	–	–	172.9	188.6	182.9	180.1	221.5	174.0	173.9	178.5	167.3	142.7	–
運輸業 Transportation	–	–	–	–	–	–	149.1	161.9	154.5	148.7	150.8	158.6	161.0	169.0	150.9	124.6	–
流通業 Merchandise and Other	–	–	–	–	–	–	1.0	1.6	1.9	1.2	6.3	7.6	3.7	3.3	2.6	3.9	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	56.9	6.4	7.8	4.1	11.3	11.0	–
その他の事業 Other Services	–	–	–	–	–	–	22.7	25.1	26.4	30.1	7.4	1.1	1.3	1.8	2.4	3.0	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	–	0	0	0	0	0	0	0	0	0	0	–

注 平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む
Note: Real Estate segment had been mainly included in Others segment until FY 1999.3

■連結キャッシュ・フロー計算書(抜粋) Consolidated Cash Flow Statements (abstract)

(10億円 ¥ billion)

	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3
営業活動によるキャッシュ・フロー Net Cash Provided by Operating Activities	–	–	–	–	–	–	–	–	–	–	300.3	353.2	360.1	382.9	369.9	422.7	–
投資活動によるキャッシュ・フロー Net Cash Used in Investing Activities	–	–	–	–	–	–	–	–	–	–	△196.2	△126.9	△73.3	△168.9	△150.8	△97.6	–
財務活動によるキャッシュ・フロー Net Cash Used in Financing Activities	–	–	–	–	–	–	–	–	–	–	△101.9	△266.2	△344.6	△207.8	△217.3	△326.6	–
現金及び現金同等物の増減 Net Increase (Decrease) in Cash and Cash Equivalents	–	–	–	–	–	–	–	–	–	–	2.2	△39.9	△57.8	6.1	1.7	△1.5	–

当社の経営指標の推移 FINANCIAL STATEMENT RATIOS

JR-CENTRAL

単体 Non-Consolidated

単体 Non-Consolidated		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3
株主資本利益率(ROE) Return on Equity	%	9.5	17.6	26.6	17.1	15.8	8.6	6.4	4.1	5.9	7.6	7.2	2.7	7.7	8.4	6.5	6.4	9.2	11.4
*総資本営業利益率 Operating Income/Total Assets	%	11.4	13.5	13.1	13.3	7.9	6.5	6.3	5.5	6.1	6.2	6.1	5.7	5.6	5.7	6.4	6.0	6.1	6.3
*総資本経常利益率 Ordinary Income/Total Assets	%	9.7	12.5	12.4	12.9	3.2	1.1	1.0	0.6	1.0	1.1	1.0	1.2	1.2	1.1	1.5	1.7	2.2	2.4
総資本当期利益率 Net Income/Total Assets	%	2.6	4.6	7.7	5.3	1.5	0.5	0.4	0.3	0.4	0.6	0.6	0.2	0.7	0.9	0.7	0.8	1.3	1.7
*売上高営業利益率 Operating Income/Operating Revenues	%	8.2	10.6	11.3	12.1	25.4	36.4	35.1	31.7	34.0	33.2	32.1	30.3	30.0	29.4	31.6	29.3	29.0	28.8
*売上高経常利益率 Ordinary Income/Operating Revenues	%	6.9	9.8	10.8	11.7	10.4	6.1	5.8	3.6	5.6	5.8	5.4	6.5	6.4	5.9	7.5	8.2	10.4	11.1
EBITDA	10億円 ¥Billion	125.8	166.6	185.4	215.3	420.5	591.4	580.9	525.9	561.2	563.4	569.0	535.3	538.4	532.1	565.3	532.7	539.5	568.8
売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues	倍 Times	0.4	0.3	0.3	0.3	4.8	4.9	4.8	4.9	4.7	4.5	4.4	4.4	4.4	4.1	3.8	3.7	3.5	3.2
総資本回転率 Asset Turnover	回 Times	1.4	1.3	1.2	1.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
株主資本比率 Equity Ratio	%	25.9	26.8	30.6	31.6	6.1	6.4	6.7	6.8	7.0	7.5	8.0	8.2	10.1	11.1	12.1	12.9	14.3	16.3
*インタレストカバレッジレシオ Interest Coverage Ratio	倍 Times	3.8	5.7	6.8	7.2	1.6	1.2	1.2	1.1	1.2	1.3	1.4	1.3	1.3	1.4	1.6	1.6	1.7	1.9
固定比率 Fixed Ratio	%	287.0	271.8	242.5	233.5	1,574.0	1,492.0	1,428.1	1,402.5	1,352.5	1,278.4	1,208.5	1,180.7	957.5	877.6	811.4	762.8	682.0	598.5
流動比率 Current Ratio	%	100.5	100.6	102.3	103.5	81.9	76.7	87.2	86.4	85.2	61.0	48.6	41.4	49.2	34.9	22.6	21.8	23.4	23.2
配当性向 Dividend Payout Ratio	%	–	–	–	21.0	19.9	33.6	42.7	65.8	44.4	33.0	33.5	88.2	27.3	21.9	26.9	26.1	16.8	13.6
株主資本配当率 Dividends to Shareholders' Equity Ratio	%	–	–	–	3.3	3.0	2.8	2.7	2.7	2.6	2.5	2.3	2.3	1.9	1.8	1.7	1.6	1.5	1.5
1人当たり売上高 Operating Revenues per Employee	千円 ¥Thousand	40,909	45,492	47,822	53,048	53,245	50,784	50,127	48,227	49,301	50,830	50,994	49,516	49,182	50,442	52,485	52,837	55,147	57,744
*1人当たり経常利益 Ordinary Income per Employee	千円 ¥Thousand	2,842	4,457	5,166	6,225	5,512	3,095	2,898	1,722	2,770	2,941	2,732	3,230	3,170	2,975	3,934	4,321	5,746	6,431
1株当たり純資産額 Shareholders' Equity per Share	円 Yen	81,286	97,003	126,798	150,573	168,200	178,051	184,676	187,195	193,365	203,433	213,268	213,851	263,124	280,881	295,689	308,292	337,995	373,330
1株当たり当期純利益(EPS) Earnings per Share	円 Yen	7,402	15,717	29,794	23,775	25,170	14,903	11,697	7,594	11,254	15,156	14,921	5,671	18,298	22,851	18,603	19,153	29,778	40,329

連結 Consolidated

連結 Consolidated		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3
株主資本利益率(ROE) Return on Equity	%	–	–	–	17.3	15.9	8.8	6.5	4.1	6.0	8.3	7.0	2.3	7.1	8.7	6.5	7.2	9.9	11.9
*総資本営業利益率 Operating Income/Total Assets	%	–	–	–	13.1	7.9	6.5	6.3	5.6	6.1	6.2	6.1	5.6	5.4	5.6	6.4	6.1	6.2	6.5
*総資本経常利益率 Ordinary Income/Total Assets	%	–	–	–	12.8	3.2	1.1	1.1	0.7	1.1	1.1	1.0	1.2	1.1	1.2	1.6	1.8	2.4	2.6
総資本当期利益率 Net Income/Total Assets	%	–	–	–	5.2	1.5	0.5	0.4	0.3	0.4	0.6	0.5	0.2	0.6	0.9	0.7	0.9	1.3	1.8
*売上高営業利益率 Operating Income/Operating Revenues	%	–	–	10.9	11.6	24.3	33.7	32.4	28.6	30.9	30.0	29.0	27.3	26.7	25.2	27.1	25.0	24.9	24.7
*売上高経常利益率 Ordinary Income/Operating Revenues	%	–	–	10.4	11.3	9.9	5.8	5.5	3.5	5.4	5.4	4.9	5.9	5.5	5.4	6.9	7.6	9.5	10.1
EBITDA	10億円 ¥Billion	–	–	–	–	–	–	–	–	571.0	571.6	576.1	541.3	543.8	556.7	592.4	562.4	569.8	598.6
売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues	倍 Times	–	–	0.3	0.3	4.6	4.5	4.4	4.4	4.3	4.1	4.0	4.1	4.0	3.5	3.2	3.1	2.9	2.7
総資本回転率 Asset Turnover	回 Times	–	–	–	1.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3
株主資本比率 Equity Ratio	%	–	–	29.7	30.7	6.0	6.4	6.6	6.6	6.8	7.3	7.8	7.9	9.6	10.6	11.6	12.4	14.0	16.0
*インタレストカバレッジレシオ Interest Coverage Ratio	倍 Times	–	–	6.9	7.2	1.6	1.2	1.2	1.1	1.2	1.3	1.4	1.3	1.3	1.4	1.7	1.6	1.8	1.9
固定比率 Fixed Ratio	%	–	–	246.2	236.8	1,586.9	1,506.9	1,442.3	1,433.6	1,383.0	1,301.6	1,237.2	1,219.4	994.6	908.9	835.6	778.9	691.9	604.0
流動比率 Current Ratio	%	–	–	104.7	105.7	83.7	75.1	84.8	87.3	87.4	65.1	52.2	46.6	56.4	46.4	33.8	32.4	28.8	28.2

注 1.＊平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更したため、平成9(1997)年度までの値と比較できない
2.EBITDAは 営業利益＋減価償却費 で計算
3.インタレストカバレッジレシオは（営業利益＋受取利息・配当金)/支払利息 で計算

Notes: 1.＊From FY 1999.3, figures are not comparable with prior years' figures due to a change in Japanese accounting standards (enterprise tax, which was recorded as an operating expense, is now recorded as a part of income taxes)
2. EBITDA as used by JR Central represents operating income plus depreciation and amortization
3. Interest coverage ratio is calculated as the sum of operating income and interest and dividend income devided by interest expense

(10億円 ¥ billion)

◪旅客運輸収入 Railway Operations Revenues		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度(予想) (2005) 2006.3(forecast)
新幹線 Shinkansen	定　期 Commuter Passes	1.5	2.4	3.2	4.8	6.8	8.3	9.2	10.1	10.8	11.7	12.1	12.5	12.5	12.7	13.0	13.2	13.2	13.8	13.8
	定期外 Ordinary Tickets	713.0	807.6	839.3	920.2	937.1	911.5	910.5	887.9	914.5	941.2	949.1	913.0	901.1	919.2	943.7	925.8	944.2	967.3	969.2
	小　計 Subtotal	714.5	810.1	842.5	925.1	943.9	919.8	919.8	898.1	925.4	952.9	961.3	925.5	913.7	932.0	956.7	939.0	957.4	981.1	983.0
	荷　物 Small-package services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
	計　Total	714.6	810.2	842.6	925.2	944.0	919.9	919.9	898.2	925.5	953.0	961.4	925.6	913.8	932.1	956.8	939.1	957.6	981.3	983.2
在来線 Conventional Railway	定　期 Commuter Passes	24.2	25.0	26.0	28.2	30.0	31.2	32.2	32.2	32.1	32.6	31.8	32.1	31.8	32.1	32.0	32.0	32.3	32.5	32.5
	定期外 Ordinary Tickets	86.4	84.2	84.9	94.4	99.7	100.3	96.8	90.0	86.9	87.1	84.8	80.0	78.0	76.7	75.7	74.1	73.3	71.6	73.2
	小　計 Subtotal	110.7	109.2	111.0	122.7	129.8	131.5	129.0	122.3	119.1	119.7	116.6	112.2	109.8	108.8	107.8	106.2	105.6	104.1	105.8
	荷　物 Small-package services	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	計　Total	110.9	109.4	111.2	122.9	130.0	131.7	129.2	122.5	119.3	119.9	116.8	112.3	109.9	108.9	107.9	106.3	105.7	104.2	105.9
合　計 Total	定　期 Commuter Passes	25.8	27.4	29.3	33.1	36.9	39.5	41.5	42.4	43.0	44.3	43.9	44.7	44.4	44.8	45.1	45.3	45.5	46.3	46.3
	定期外 Ordinary Tickets	799.5	891.9	924.2	1,014.7	1,036.8	1,011.8	1,007.4	978.0	1,001.5	1,028.3	1,034.0	993.1	979.1	996.0	1,019.4	999.9	1,017.5	1,038.9	1,042.5
	小　計 Subtotal	825.3	919.4	953.6	1,047.9	1,073.8	1,051.4	1,048.9	1,020.5	1,044.5	1,072.7	1,078.0	1,037.8	1,023.6	1,040.9	1,064.6	1,045.3	1,063.0	1,085.3	1,088.8
	荷　物 Small-package services	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2
	計　Total	825.5	919.6	953.8	1,048.1	1,074.0	1,051.6	1,049.1	1,020.7	1,044.8	1,072.9	1,078.2	1,038.0	1,023.8	1,041.0	1,064.8	1,045.4	1,063.3	1,085.5	1,089.1

◪輸送人キロ Passenger-Kilometers

(100万人キロ million passenger-kilometers)

新幹線 Shinkansen	定　期 Commuter Passes	146	223	301	428	586	700	784	852	913	973	992	1,024	1,027	1,047	1,072	1,088	1,096	1,155	1,155
	定期外 Ordinary Tickets	31,977	36,076	37,103	40,913	41,255	39,956	39,720	38,056	38,904	40,000	40,098	38,383	37,851	38,624	39,501	38,501	39,244	40,402	40,483
	計　Total	32,123	36,299	37,404	41,341	41,841	40,655	40,504	38,907	39,817	40,973	41,090	39,407	38,878	39,670	40,573	39,589	40,340	41,556	41,637
在来線 Conventional Railway	定　期 Commuter Passes	3,724	3,909	4,091	4,423	4,760	4,984	5,116	5,150	5,161	5,218	5,093	5,073	5,046	5,073	5,070	5,060	5,132	5,162	5,162
	定期外 Ordinary Tickets	5,301	4,877	4,807	5,286	5,510	5,561	5,377	4,851	4,530	4,513	4,383	4,057	3,968	3,931	3,890	3,819	3,800	3,760	3,861
	計　Total	9,025	8,786	8,898	9,709	10,269	10,545	10,493	10,001	9,691	9,731	9,476	9,131	9,014	9,004	8,960	8,878	8,933	8,922	9,023
合　計 Total	定　期 Commuter Passes	3,869	4,132	4,392	4,851	5,346	5,684	5,900	6,002	6,074	6,191	6,085	6,097	6,074	6,119	6,143	6,148	6,229	6,317	6,316
	定期外 Ordinary Tickets	37,278	40,953	41,910	46,199	46,764	45,517	45,097	42,907	43,434	44,514	44,481	42,440	41,819	42,555	43,390	42,320	43,044	44,162	44,344
	計　Total	41,148	45,085	46,302	51,051	52,110	51,201	50,997	48,909	49,508	50,705	50,565	48,538	47,892	48,674	49,533	48,468	49,273	50,479	50,660

◪輸送人員 Passenger Ridership

(100万人 million passengers)

新幹線 Shinkansen	定　期 Commuter Passes	2	2	3	5	6	7	8	9	10	10	11	11	11	11	11	12	12	12	12
	定期外 Ordinary Tickets	100	110	114	125	128	125	124	119	123	124	124	119	117	119	121	118	121	124	125
	計　Total	102	112	117	130	134	132	132	128	133	134	134	130	128	130	132	130	132	137	137
在来線 Conventional Railway	定　期 Commuter Passes	189	199	208	223	238	248	252	253	252	253	247	244	242	241	240	238	239	239	239
	定期外 Ordinary Tickets	112	123	119	131	141	144	144	140	141	143	141	137	136	137	137	135	136	135	138
	計　Total	301	322	327	354	380	392	396	393	393	395	387	382	378	377	377	373	374	374	377
合　計 Total	定　期 Commuter Passes	191	201	211	227	244	254	260	260	260	262	256	254	252	250	250	248	249	250	–
	定期外 Ordinary Tickets	201	221	225	248	260	260	259	251	256	257	255	248	245	247	249	245	247	250	–
	計　Total	392	422	436	475	504	514	518	511	516	519	511	502	497	497	498	492	496	499	–

注　輸送人員の合計は新幹線、在来線の重複人員を除いて計上

Note: A passenger using both Shinkansen and conventional railway in a single journey is counted as one ride

◪輸送効率 Transport Efficiency

(%)

新幹線 Shinkansen	–	–	–	–	66.2	63.1	64.1	62.1	63.5	67.1	67.2	65.4	65.2	66.7	67.7	65.8	66.2	64.3	–
在来線 Conventional Railway	–	–	–	–	39.1	40.3	40.1	38.8	37.6	38.0	37.3	36.5	35.7	35.1	35.1	34.8	35.2	35.8	–

◪客車走行キロ Rolling Stock Kilometers

(100万キロ million kilometers)

新幹線 Shinkansen	586	603	658	713	755	770	757	751	754	738	739	729	722	720	725	728	737	782	–
在来線 Conventional Railway	209	212	219	229	238	236	234	227	228	226	225	221	219	216	214	213	211	207	–
合　計 Total	795	815	877	942	993	1,006	991	978	983	963	964	950	941	936	939	940	948	989	–

国鉄改革 RESTRUCTURING OF JAPANESE NATIONAL RAILWAYS (JNR)

国鉄の分割・民営化の概要 Outline of JNR Restructuring (April 1, 1987)

日本国有鉄道
Japanese National Railways (JNR)

旅客 Passenger Transportation

旅客会社　全国6社 6 Passenger Railway Companies	営業キロ km	従業員数(人) employees
東海旅客鉄道株式会社 Central Japan Railway Company	**2,003**	**21,410**
北海道旅客鉄道株式会社 Hokkaido Railway Company	3,176	12,719
東日本旅客鉄道株式会社 East Japan Railway Company	7,657	82,469
西日本旅客鉄道株式会社 West Japan Railway Company	5,325	51,538
四国旅客鉄道株式会社 Shikoku Railway Company	880	4,455
九州旅客鉄道株式会社 Kyushu Railway Company	2,406	14,589

→ バス会社 Bus Companies
原則として新会社発足後分離独立※1
Split off following establishment of new companies[1]

新幹線鉄道保有機構※2
Shinkansen Holding Corporation[2]
職員数(人)　64 employees

貨物 Freight

日本貨物鉄道株式会社
Japan Freight Railway Company
従業員数(人)　12,005 employees

通信 Telecommunication

鉄道通信株式会社※3
Railway Telecommunication Company[3]
従業員数(人)　563 employees

システム Information Systems

鉄道情報システム株式会社
Railway Information Systems Company
従業員数(人)　280 employees

研究 Research

財団法人鉄道総合技術研究所
Railway Technical Research Institute
職員数(人)　545 employees

日本国有鉄道清算事業団※4
Japanese National Railways Settlement Corporation[4]

注
1. 本州旅客3社のバス事業は、昭和63(1988)年4月に分離され、当該旅客会社の100%出資子会社となりました。
2. 新幹線鉄道保有機構は、平成3(1991)年10月に鉄道整備基金に承継され、さらに鉄道整備基金は平成9(1997)年10月に運輸施設整備事業団に承継されました。
3. 鉄道通信株式会社は、平成元(1989)年5月に(旧)日本テレコム株式会社と合併し、商号を日本テレコム株式会社に変更しました。
4. 日本国有鉄道清算事業団は、平成10(1998)年10月に解散し、日本鉄道建設公団に承継されました。日本鉄道建設公団と運輸施設整備事業団は平成15(2003)年10月に独立行政法人鉄道建設・運輸施設整備支援機構に承継されました。

Notes:
1. The bus operations of three JR companies on Honshu (JR Central, JR East, and JR West) were split off as wholly owned subsidiaries in April 1988.
2. The Shinkansen Holding Corporation was succeeded by the Railway Development Fund in October 1991. The Railway Development Fund was succeeded by the Corporation for Advanced Transport and Technology (CATT) in October 1997.
3. The Railway Telecommunication Company merged with former Japan Telecom in May 1989. The new company retained the name Japan Telecom Co., Ltd.
4. The Japanese National Railway Settlement Corporation was succeeded in October 1998 by the Japanese Railway Construction Public Corporation (JRCC). The Japan Railway Construction, Transport and Technology Agency was established in October 2003 as a result of the merger of JRCC and the CATT.

新幹線資産・債務の配分 Valuation of Shinkansen Assets

(兆円　¥ trillion)

昭和62(1987)年4月 April 1987 簿価(国鉄) Book price	東海道 Tokaido	東北・上越 Tohoku, Joetsu	山陽 Sanyo	Total
	0.47 (8.4%)	4.49 (79.4%)	0.69 (12.2%)	5.65

平成3(1991)年10月 Oct 1991 再々評価(収益調整前) Revised valuation	東海道 Tokaido	東北・上越 Tohoku, Joetsu	山陽 Sanyo	Total
	2.96 (32.2%)	4.42 (48.2%)	1.79 (19.6%)	9.17

再々評価(収益調整後) Transfer price	JR東海 JR Central	JR東日本 JR East	JR西日本 JR West	Total
	5.09 (55.5%)	3.11 (33.9%)	0.97 (10.6%)	9.17

旅客会社6社の営業エリア Operating Areas of Six Passenger Railway Companies



JR北海道
Hokkaido
Railway Company
JR東日本
East Japan
Railway Company
JR西日本
West Japan
Railway Company
JR九州
Kyushu
Railway Company
JR四国
Shikoku
Railway Company
JR東海
Central Japan
Railway Company
京都
KYOTO
名古屋
NAGOYA
東京
TOKYO
新大阪
SHIN OSAKA
東海道新幹線
Tokaido Shinkansen
新幹線
Shinkansen
在来線
Conventional Railway

注　平成17(2005)年3月31日現在　Note: As of March 31, 2005